   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8, 1998

                                                REGISTRATION NO. 333-52537

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                       ENTERPRISE PRODUCTS PARTNERS L.P.
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                      211112                   76-0568219
     (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION OF        CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
     INCORPORATION OR
       ORGANIZATION)

                                                   GARY L. MILLER
           2727 NORTH LOOP WEST                 2727 NORTH LOOP WEST
            HOUSTON, TX 77008                     HOUSTON, TX 77008
              (713) 880-6500                       (713) 880-6500
    (ADDRESS, INCLUDING ZIP CODE, AND    (NAME, ADDRESS, INCLUDING ZIP CODE,
            TELEPHONE NUMBER,                   AND TELEPHONE NUMBER,
   INCLUDING AREA CODE, OF REGISTRANT'S   INCLUDING AREA CODE, OF AGENT FOR
       PRINCIPAL EXECUTIVE OFFICES)                   SERVICE)

                                  COPIES TO:

          VINSON & ELKINS L.L.P.                BAKER & BOTTS, L.L.P.
               1001 FANNIN                         ONE SHELL PLAZA
          HOUSTON, TX 77002-6760                  HOUSTON, TX 77002
              (713) 758-2222                       (713) 229-1234
           ATTN: ALAN P. BADEN                  ATTN: JOSHUA DAVIDSON

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated July 8, 1998

PROSPECTUS

[LOGO OF ENTERPRISE      ENTERPRISE PRODUCTS PARTNERS L.P.
 APPEARS HERE]
                          11,250,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS

                                 ------------

  The Common Units offered hereby represent limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership ("Enterprise" or the "Company"). The Company was recently formed to acquire, own and operate substantially all of the natural gas liquids ("NGLs"), isomerization, MTBE and propylene processing and distribution assets of Enterprise Products Company ("EPCO").

  The Company will distribute to its partners, on a quarterly basis, all of its Available Cash, which is generally all cash on hand at the end of a quarter, as adjusted for reserves. The General Partner has broad discretion in making cash disbursements and establishing reserves. The Company intends, to the extent there is sufficient Available Cash from Operating Surplus (as defined), to distribute to each holder of common units representing limited partner interests ("Common Units") at least $0.45 per Common Unit per quarter (the "Minimum Quarterly Distribution") or $1.80 per Common Unit on an annualized basis. See "Cash Distribution Policy."

  LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," STARTING ON PAGE 23 OF THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMPANY, INCLUDING, BUT NOT LIMITED TO, THE
FOLLOWING:

  . THE MINIMUM QUARTERLY DISTRIBUTION IS NOT GUARANTEED. THE ACTUAL AMOUNT OF
    CASH DISTRIBUTIONS WILL DEPEND ON THE COMPANY'S FUTURE OPERATING PERFORMANCE AND WILL BE AFFECTED BY THE FUNDING OF RESERVES, OPERATING AND CAPITAL EXPENDITURES, TERMS OF THE COMPANY'S INDEBTEDNESS AND OTHER
    MATTERS WITHIN THE DISCRETION OF THE GENERAL PARTNER. PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS GENERATED DURING THE TWELVE MONTHS ENDED MARCH 31, 1998 WOULD HAVE BEEN SUFFICIENT TO COVER THE MINIMUM QUARTERLY DISTRIBUTION FOR SUCH PERIOD ON ALL OF THE COMMON UNITS, BUT WOULD HAVE BEEN INSUFFICIENT BY APPROXIMATELY $18.1 MILLION TO COVER THE MINIMUM QUARTERLY DISTRIBUTION ON ALL THE SUBORDINATED LIMITED PARTNER INTERESTS ("SUBORDINATED UNITS") AND THE RELATED DISTRIBUTION ON THE GENERAL PARTNER INTERESTS.
                                                        (continued on page iii)

  Prior to this offering, there has not been a public market for the Common Units. It is estimated that the initial public offering price will be between $21.25 and $23.25 per Common Unit. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Units have been approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance, under the symbol "EPD."

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                                      Underwriting
                                          Price to   Discounts and  Proceeds to
                                           Public    Commissions(1) Company (2)
-------------------------------------------------------------------------------
Per Common Unit........................    $             $             $
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Total (3).............................. $             $             $
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
(1) The Company, the Operating Partnership, the General Partner and EPCO have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $2.2 million.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,687,500 additional Common Units on the same terms and conditions as set forth above, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $           , $           and $          , respectively.
                                 ------------

  The Common Units offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Common Units will be made at the offices of Lehman Brothers Inc., New York, New York, on or
about               , 1998.

                                 ------------
LEHMAN BROTHERS
    A.G. EDWARDS & SONS, INC.
         MERRILL LYNCH & CO.
              PAINEWEBBER INCORPORATED
                  PRUDENTIAL SECURITIES INCORPORATED
                       SALOMON SMITH BARNEY
DAIN RAUSCHER WESSELS                           RAYMOND JAMES & ASSOCIATES, INC.
A DIVISION OF DAIN
     RAUSCHER
   INCORPORATED

    , 1998

                                    [MAPS]




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON UNITS. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON UNITS FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON UNITS OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON UNITS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  BEF(R) and Belvieu Environmental Fuels(R) are registered United States trademarks of Belvieu Environmental Fuels. This Prospectus also contains additional trademarks and servicemarks of the Company and its affiliates.

(continued from cover page)

 .  HOLDERS OF COMMON UNITS WILL HAVE ONLY LIMITED VOTING RIGHTS, AND THE
   GENERAL PARTNER WILL MANAGE AND OPERATE THE COMPANY. THE GENERAL PARTNER MAY NOT BE REMOVED EXCEPT PURSUANT TO THE VOTE OF THE HOLDERS OF AT LEAST 66 2/3% OF THE OUTSTANDING UNITS (INCLUDING UNITS OWNED BY THE GENERAL PARTNER AND ITS AFFILIATES). EPCO WILL OWN, THROUGH A WHOLLY-OWNED SUBSIDIARY, 83.1% OF THE COMBINED COMMON UNITS AND SUBORDINATED UNITS, GIVING IT THE ABILITY TO PREVENT THE GENERAL PARTNER'S REMOVAL.

 .  PURCHASERS OF THE COMMON UNITS OFFERED HEREBY WILL EXPERIENCE IMMEDIATE AND
   SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE OF $14.12 PER COMMON UNIT FROM THE INITIAL PUBLIC OFFERING PRICE (ASSUMING AN INITIAL PUBLIC OFFERING PRICE OF $22.25 PER COMMON UNIT).

 .  PRIOR TO MAKING ANY DISTRIBUTION ON THE COMMON UNITS, THE COMPANY WILL
   REIMBURSE THE GENERAL PARTNER AND ITS AFFILIATES FOR ALL EXPENSES INCURRED ON BEHALF OF THE COMPANY, SUBJECT TO THE TERMS OF AN AGREEMENT AMONG THE COMPANY, THE GENERAL PARTNER AND EPCO.

 .  THE COMPANY'S REVENUES AND PROFITABILITY ARE AFFECTED BY VARIOUS FACTORS
   BEYOND THE COMPANY'S CONTROL, INCLUDING THE DEMAND FOR NGL PRODUCTS, MTBE AND PROPYLENE, WHICH ARE IN TURN AFFECTED BY GENERAL ECONOMIC CONDITIONS, PETROCHEMICAL PRODUCTION, MOTOR GASOLINE PRODUCTION AND REGULATIONS AFFECTING THE COMPOSITION OF MOTOR GASOLINE AND BY THE SUPPLY OF MIXED NGLS FOR FRACTIONATION, WHICH IS IN TURN AFFECTED PRIMARILY BY THE LEVEL OF DOMESTIC NATURAL GAS PRODUCTION, DOMESTIC CRUDE OIL REFINING AND IMPORTS OF MIXED BUTANES. ADDITIONALLY, TO THE EXTENT THE COMPANY TAKES TITLE TO PRODUCTS, ITS PROFITABILITY CAN BE AFFECTED BY CHANGES IN THE MARKET PRICES FOR, AND THE PRICE DIFFERENTIALS BETWEEN, NGL PRODUCTS.

 .  CONFLICTS OF INTEREST MAY ARISE BETWEEN THE GENERAL PARTNER AND ITS
   AFFILIATES, ON THE ONE HAND, AND THE COMPANY AND THE UNITHOLDERS, ON THE OTHER. THE GENERAL PARTNER MAY TAKE CERTAIN ACTIONS THAT HAVE THE EFFECT OF ENABLING THE GENERAL PARTNER OR ITS AFFILIATES TO RECEIVE DISTRIBUTIONS ON THE SUBORDINATED UNITS OR INCENTIVE DISTRIBUTIONS (AS DEFINED) OR HASTENING THE EXPIRATION OF THE SUBORDINATION PERIOD (AS DEFINED) OR THE CONVERSION OF SUBORDINATED UNITS INTO COMMON UNITS. THE PARTNERSHIP AGREEMENT CONTAINS CERTAIN PROVISIONS THAT LIMIT THE LIABILITY AND REDUCE THE FIDUCIARY DUTIES OF THE GENERAL PARTNER TO THE UNITHOLDERS. HOLDERS OF COMMON UNITS ARE DEEMED TO HAVE CONSENTED TO CERTAIN ACTIONS AND CONFLICTS OF INTEREST THAT MIGHT OTHERWISE BE DEEMED A BREACH OF FIDUCIARY OR OTHER DUTIES UNDER APPLICABLE STATE LAW.

 .  THE AVAILABILITY TO A COMMON UNITHOLDER OF THE FEDERAL INCOME TAX BENEFITS
   OF AN INVESTMENT IN THE COMPANY DEPENDS ON THE CLASSIFICATION OF THE COMPANY AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES. THE COMPANY WILL RELY UPON AN OPINION OF COUNSEL, AND NOT A RULING FROM THE INTERNAL REVENUE SERVICE, ON THAT ISSUE AND OTHERS RELEVANT TO A COMMON UNITHOLDER.

  To enhance the Company's ability to pay the Minimum Quarterly Distribution on the Common Units during the Subordination Period, which will generally extend at least through June 30, 2003, each holder of Common Units will be entitled to receive the Minimum Quarterly Distribution, plus any arrearages thereon, before any distributions are made on the Subordinated Units. Upon expiration of the Subordination Period, all Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. See "Cash Distribution Policy."

  The Common Units offered hereby will represent an aggregate 16.6% interest in the Company and Enterprise Products Operating L.P., a Delaware limited partnership, which, upon consummation of the transactions described herein, will become the Company's subsidiary operating partnership (in such capacity, the "Operating Partnership"). The general partner of the Company and the Operating Partnership will be Enterprise Products GP, LLC (the "General Partner"), a newly-formed Delaware limited liability company. The General Partner will own an aggregate 2% interest in the Company and the Operating Partnership. In addition, a wholly-owned subsidiary of EPCO will own 34,004,974 Common Units and 21,269,838 Subordinated Units, representing a 50.1% interest and 31.3% interest, respectively, in the Company and the Operating Partnership on a combined basis. The Common Units and the Subordinated Units are collectively referred to herein as the

"Units." Holders of the Common Units and the Subordinated Units are collectively referred to herein as "Unitholders."

  The Company will furnish or make available to record holders of Common Units
(i) within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report thereon by its independent public accountants and (ii) within 90 days after the close of each quarter (other than the fourth quarter), a quarterly report containing unaudited summary financial information. The Company will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY.........................................................   1
 Enterprise Products Partners L.P..........................................   1
 Summary Historical and Pro Forma Financial and Operating Data.............   5
 Summary of Risk Factors...................................................   7
 Cash Available for Distribution...........................................  11
 Company Structure and Management..........................................  12
 The Offering..............................................................  14
 Summary of Tax Considerations.............................................  20
FORWARD-LOOKING STATEMENTS.................................................  23
RISK FACTORS...............................................................  23
 Risks Inherent in an Investment in the Company............................  23
 Risks Inherent in the Company's Business..................................  27
 Conflicts of Interest and Fiduciary Responsibilities......................  30
 Tax Risks.................................................................  32
THE TRANSACTIONS...........................................................  36
 General...................................................................  36
 Retained Assets and Liabilities...........................................  36
 EPCO Agreement............................................................  36
 Bank Credit Facility......................................................  37
USE OF PROCEEDS............................................................  38
CAPITALIZATION.............................................................  40
DILUTION...................................................................  41
CASH DISTRIBUTION POLICY...................................................  42
 General...................................................................  42
 Quarterly Distributions of Available Cash.................................  43
 Distributions from Operating Surplus during Subordination Period..........  43
 Distributions from Operating Surplus after Subordination Period...........  45
 Incentive Distributions--Hypothetical Annualized Yield....................  45
 Distributions from Capital Surplus........................................  46
 Adjustment of Minimum Quarterly Distribution and Target Distribution
  Levels...................................................................  47
 Distributions of Cash upon Liquidation....................................  47
CASH AVAILABLE FOR DISTRIBUTION............................................  50
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA.............  52
MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS.................................................  54
 General...................................................................  54
 Results of Operations.....................................................  57
 First Quarter 1998 Compared with First Quarter 1997.......................  57

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996......  58
 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995......  59
 Liquidity and Capital Resources............................................  60
 Year 2000 Issues...........................................................  62
 Accounting Standards.......................................................  62
 Quantitative and Qualitative Market Risk Disclosures.......................  63
BUSINESS AND PROPERTIES.....................................................  64
 General....................................................................  64
 Competitive Strengths......................................................  65
 Business Strategy..........................................................  66
 NGL Fractionation..........................................................  67
 Isomerization..............................................................  72
 MTBE Production............................................................  75
 Propylene Fractionation....................................................  77
 Other Businesses...........................................................  79
 Competition................................................................  81
 Regulatory Matters.........................................................  82
 Title to Properties........................................................  87
 Employees..................................................................  88
 Litigation.................................................................  88
MANAGEMENT..................................................................  89
 Company Management.........................................................  89
 Directors, Executive Officers and Key Employees of the General Partner.....  89
 Executive Compensation.....................................................  91
 Compensation of Directors..................................................  91
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............  92
RELATIONSHIPS WITH EPCO AND RELATED PARTY TRANSACTIONS......................  93
 Ownership Interests of EPCO and its Affiliates in the Company..............  93
 Related Party Agreements Giving Effect to the Transactions.................  93
 Related Party Transactions.................................................  93
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........................  94
 Conflicts of Interest......................................................  94
 Fiduciary and Other Duties.................................................  96
DESCRIPTION OF THE COMMON UNITS.............................................  99
 The Units..................................................................  99
 Transfer Agent and Registrar...............................................  99
 Transfer of Common Units...................................................  99
THE PARTNERSHIP AGREEMENT................................................... 101
 Organization and Duration.................................................. 101
 Purpose.................................................................... 101
 Power of Attorney.......................................................... 101

 Capital Contributions...................................................... 101
 Limited Liability.......................................................... 102
 Issuance of Additional Securities.......................................... 102
 Amendment of Partnership Agreement......................................... 103
 Merger, Sale or Other Disposition of Assets................................ 104
 Termination and Dissolution................................................ 105
 Liquidation and Distribution of Proceeds................................... 105
 Withdrawal or Removal of
  the General Partner....................................................... 105
 Transfer of General Partner Interest....................................... 106
 Change of Management Provisions............................................ 107
 Limited Call Right......................................................... 107
 Meetings; Voting........................................................... 107
 Status as Limited Partner or Assignee...................................... 108
 Non-citizen Assignees; Redemption.......................................... 108
 Indemnification............................................................ 109
 Books and Reports.......................................................... 109
 Right to Inspect Company Books and Records................................. 110
 Registration Rights........................................................ 110
UNITS ELIGIBLE FOR FUTURE SALE.............................................. 111
TAX CONSIDERATIONS.......................................................... 113
 Legal Opinions and Advice.................................................. 113
 Tax Rates and Changes in Federal Income Tax Laws........................... 114
 Partnership Status......................................................... 114

 Limited Partner Status.................................................... 116
 Tax Consequences of Unit Ownership........................................ 116
 Allocation of Company Income, Gain, Loss, Deduction and Credit............ 118
 Tax Treatment of Operations............................................... 119
 Disposition of Common Units............................................... 122
 Uniformity of Units....................................................... 124
 Tax-Exempt Organizations and Certain Other Investors...................... 124
 Administrative Matters.................................................... 125
 State, Local and Other Tax Considerations................................. 128
INVESTMENT IN THE COMPANY BY EMPLOYEE BENEFIT PLANS........................ 129
UNDERWRITING............................................................... 130
VALIDITY OF THE COMMON UNITS............................................... 133
EXPERTS.................................................................... 133
AVAILABLE INFORMATION...................................................... 133
INDEX TO COMBINED FINANCIAL STATEMENTS .................................... F-1
APPENDIX A--Form of Amended and Restated Agreement of Limited Partnership
 of Enterprise Products Partners L.P. ..................................... A-1
APPENDIX B--Form of Application for Transfer of Common Units............... B-1
APPENDIX C--Glossary of Terms.............................................. C-1
APPENDIX D--Pro Forma Available Cash from Operating Surplus................ D-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and historical and pro forma financial data appearing elsewhere in this Prospectus. The transactions related to the formation of the Company, this offering and the other transactions to occur in connection with this offering are referred to in this Prospectus as the "Transactions." See "The Transactions." Unless otherwise specified, the information in this Prospectus assumes that the Transactions have been consummated and that the Underwriters' over-allotment option has not been exercised. Except as the context otherwise requires, references to, or descriptions of, assets and operations of the Company in this Prospectus include the assets and operations of the Operating Partnership and its subsidiary entities as well as the predecessors of the Company and references to percentage ownership of the Company reflect the approximate effective ownership interest in the Company and the Operating Partnership on a combined basis. References herein to average daily production and average daily production capacity at the Company's facilities are based on calendar days. A glossary of certain terms used in this Prospectus is included as Appendix C to this Prospectus.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

THE COMPANY

  The Company is a leading integrated provider of processing and transportation services to producers of NGLs and consumers of NGL products. The Company (i) fractionates for a processing fee mixed NGLs produced as by-products of oil and natural gas production into their component products: ethane, propane, isobutane, normal butane and natural gasoline ("NGL products"); (ii) converts normal butane to isobutane through the process of isomerization; (iii) produces MTBE from isobutane and methanol; and (iv) transports NGL products to end users by pipeline and railcar. The Company also separates high purity propylene from refinery-sourced propane/propylene mix and transports high purity propylene to plastics manufacturers by pipeline. Products processed by the Company generally are used as feedstocks in petrochemical manufacturing, in the production of motor gasoline and as fuel for residential and commercial heating. In 1997, on a pro forma basis, the Company had revenues, combined EBITDA and EBITDA in unconsolidated affiliates and net income of $1.0 billion, $119.4 million and $87.0 million, respectively.

  The Company's processing operations are concentrated in Mont Belvieu, Texas, which is the hub of the domestic NGL industry and is adjacent to the largest concentration of refineries and petrochemical plants in the United States. The facilities operated by the Company at Mont Belvieu include: (i) one of the largest NGL fractionation facilities in the United States with an average production capacity of 210,000 barrels per day; (ii) the largest butane isomerization complex in the United States with an average isobutane production capacity of 116,000 barrels per day; (iii) one of the largest MTBE production facilities in the United States with an average production capacity of 14,800 barrels per day; and (iv) two propylene fractionation units with an average combined production capacity of 30,000 barrels per day. The Company owns all of the assets at its Mont Belvieu facility except for the NGL fractionation facility, in which it owns an effective 37.0% economic interest; one of the propylene fractionation units, in which it owns a 54.6% interest and controls the remaining interest through a long-term lease; the MTBE plant, in which it owns a 33 1/3% economic interest; and one of its three isomerization units and one deisobutanizer which are held under long-term leases with purchase options. The Company also owns and operates approximately 35 million barrels of storage capacity at Mont Belvieu and elsewhere that are an integral part of its processing operations, a network of approximately 500 miles of pipelines along the Gulf Coast and an NGL fractionation facility in Petal, Mississippi with an average production capacity of 7,000 barrels per day. The Company also leases and operates one of only two commercial NGL import/export terminals on the Gulf Coast.

  The Company's operating margins are derived from services provided to tolling customers and from merchant activities. Over the past five years, volumes from toll processing operations and merchant activities accounted for an average of approximately 77% and 23% of the Company's total sales volumes, respectively. In its toll processing operations, the Company does not take title to the product and is simply paid a fee based on volumes processed. The Company's profitability from toll processing operations depends primarily on the volumes of NGLs and refinery-sourced propane/propylene mix processed and transported and the level of associated fees charged to its customers. The profitability of the Company's toll processing operations is largely unaffected by short-term fluctuations in the prices for oil, natural gas or NGLs. In its merchant activities, the Company takes title to feedstock products and sells processed end products. The Company's profitability from merchant activities is dependent on the prices of its feedstocks and end products, which typically vary on a seasonal basis. In its merchant activities, the Company generally seeks to reduce commodity price exposure by matching the timing and price of its feedstock purchases with sales of end products.

  The Company has expanded rapidly since its inception in 1968, primarily through internal growth and the formation of joint ventures. During the four years ended December 31, 1997, the Company's EBITDA and its EBITDA in unconsolidated affiliates increased on a combined basis at a compound annual rate of 19.2%. This growth reflects the increased demand for NGL processing due to increased domestic natural gas production and crude oil refining and increased demand for processed NGLs in the petrochemical industry. Over the last six years the Company has increased its NGL fractionation capacity by approximately 35%, built a third isomerization unit that increased its isobutane production capacity by approximately 60%, increased deisobutanizer capacity by approximately 54%, constructed a second propylene fractionation unit which approximately doubled production capacity and made its investment in the MTBE facility at Mont Belvieu. The Company believes that the demand for its services will continue to increase, principally as a result of expected increases in natural gas production, particularly in the Gulf of Mexico, and generally increasing domestic and worldwide petrochemical production. Accordingly, the Company has initiated several new projects, including three that are currently in construction.

COMPETITIVE STRENGTHS

  The Company believes that it is well positioned to compete in the NGL processing industry and that its most significant competitive strengths are:

  . Strategic Location. The Company's operations are strategically located on the Gulf Coast, the most significant marketplace for domestic and imported NGLs due to the availability of processing, storage and import facilities, pipeline distribution systems and petrochemical and refinery end-product demand. The Company can access domestic NGL supplies from the Gulf of Mexico, East Texas/Louisiana, Mid-Continent, West Texas/New Mexico and Rocky Mountain regions and can also access imported supplies via its import/export facility on the Houston ship channel. The Company supplies NGL products, MTBE and high purity propylene to consumers located principally in the Gulf Coast, the region with the largest concentration of petrochemical plants and refineries in the United States. In 1997, the Gulf Coast accounted for the production of approximately 55% of domestic NGLs and for approximately 63% of domestic demand for NGL products.

  . Significant Market Position. The Company is a leading participant in each of its processing businesses. The Company's Mont Belvieu NGL fractionation facilities account for approximately 35% of the NGL fractionation capacity at Mont Belvieu and approximately 16% of total domestic commercial NGL fractionation capacity (excluding capacity at captive facilities of producers who fractionate their own NGL production, primarily for internal use). The Company's butane isomerization units account for more than 70% of the commercial isobutane production capacity in the United States, and the Company's propylene fractionation units represent approximately 23% of domestic commercial production capacity for high purity propylene.

  . Large-Scale Integrated Operations. The Company believes that its operating costs are significantly lower than those of its competitors because of the efficiencies and integrated design of its Mont Belvieu facilities. The Company engineered its facilities to incorporate efficient gas turbines, a proprietary heat pump design and cogeneration technology to reduce energy costs, which are the largest component of operating costs in NGL processing. Because of its integrated operations, the Company also is able to profitably use by-products such as propane/propylene mix, mixed butanes, hydrogen and natural gasoline in its own plants and distribution systems, resulting in fuel and feedstock cost reductions and additional sales revenue. Additionally, the Company's infrastructure, available land and storage assets at Mont Belvieu provide it with a platform for cost-effective expansion.

  . Strategic Relationships with Major Oil, Natural Gas and Petrochemical
    Companies. The Company has long-term relationships with many of its suppliers and customers, including Amoco, ARCO Chemical, Burlington Resources, Enron, Equistar, Exxon, Huntsman, Mitchell Energy, Mobil, Montell, Shell, Sun, Texaco, Union Pacific Resources and Williams. The co-owners of the Mont Belvieu fractionation facility include Burlington Resources, Texaco and Union Pacific Resources, each of which is a significant producer of NGLs and accounts for a substantial portion of the NGLs processed at the facility. The Company's co-owners in the MTBE production facility are Sun and Mitchell Energy. Sun has contracted to purchase all of the MTBE produced by the facility through May 2005, and Sun and Mitchell Energy have each contracted to deliver normal butane to the Company's isomerization facilities for processing in order to satisfy their obligations to supply isobutane to the MTBE production facility. In addition, the Company built its first propylene fractionation unit in 1979 jointly with Montell, which is now a Shell subsidiary. Pursuant to long-term contracts, Montell has purchased a substantial portion of the production from this unit since it was built. The Company believes that its status as an independent operator that generally does not compete with the petrochemical and refining operations of its customers is an important contributor to the strength of these long-term relationships.

  . Experienced Operator. The Company has historically operated substantially all of its processing and transportation assets. As one of the leading integrated providers of NGL-related services, the Company has established a reputation in the industry as a reliable and cost-effective operator. By virtue of its successful operating record and substantial infrastructure, the Company believes it is well positioned to continue to operate as a large-scale processor of NGLs and other products for its customers.

  . Significant Financial Flexibility. In connection with this offering, the Company will enter into a $200.0 million bank credit facility that includes a $50.0 million working capital facility and a $150.0 million revolving term loan facility. In connection with the closing of this offering, the Company expects to borrow approximately $89.2 million under the revolving term loan facility. The Company will also have the ability to issue new Units, which, combined with its substantial borrowing capacity, should give the Company the resources to finance strategic opportunities as they arise. Such opportunities may include new projects, joint ventures or acquisitions.

  . Experienced Management Team. The Company's senior management team averages more than 30 years of industry experience and more than 18 years with the Company.

BUSINESS STRATEGY

  The Company's business strategy is to manage its operations in a manner that will enable it to pay the Minimum Quarterly Distribution on all the Units and to increase the per Unit value of the Company's assets and cash flow. The Company intends to pursue this strategy principally by:

  . Capitalizing on Expected Increases in NGL Production. The Company believes that production of both oil and natural gas in the Gulf of Mexico will continue to increase over the next several years. The Company intends to capitalize on its existing infrastructure, market position, strategic relationships and financial flexibility to expand its operations to meet the anticipated increased demand for NGL processing services. Of particular significance will be production associated with the development of natural gas fields in Mobile Bay and the Gulf of Mexico offshore Louisiana, which are expected to produce natural gas with significantly higher NGL content than typical domestic production. The

    Company believes that the Gulf Coast is the only major marketplace that has sufficient storage facilities, pipeline distribution systems and petrochemical and refining demand to absorb this new NGL production.

  . Expanding through Construction of Identified New Facilities. The Company has entered into a letter of intent to participate in a joint venture to own a new 60,000 barrel per day NGL fractionation facility (expandable to 100,000 barrels per day) near Baton Rouge, Louisiana that will be constructed and operated by the Company and will service NGL production from the Mobile Bay/Pascagoula and Louisiana areas. As part of this project, the Company has also entered into letters of intent to participate in the Tri-States and Wilprise NGL pipeline systems, which will transport NGLs from Mobile Bay to near Baton Rouge. The Company is participating in a joint venture to own an NGL product refrigeration unit (the "NGL Product Chiller") that will be constructed and operated by the Company at its NGL import/export facility. This NGL Product Chiller will improve the Company's ability to load refrigerated butane and propane onto tankers for export.

    The Company's participation in these new projects is described in the following table:

                                                                    ESTIMATED
                                                                   COST TO THE  COMPANY'S
                                               PLANNED START-UP      COMPANY    OWNERSHIP
             PROJECT              STATUS             DATE         (IN MILLIONS) PERCENTAGE
     ------------------------ --------------- ------------------- ------------- ----------
     Baton Rouge
      Fractionator........... In construction First Quarter 1999      $20.0        26.5%
     Tri-States Pipeline..... In construction First Quarter 1999       10.0        16.7%
     Wilprise Pipeline....... In construction Fourth Quarter 1998       8.0        33.3%
     NGL Product Chiller..... In design       Third Quarter 1999        8.5        50.0%
                                                                      -----
                                                                      $46.5
                                                                      =====

  . Investing with Strategic Partners. The Company will continue to pursue joint investments with oil and natural gas producers that can commit feedstock volumes to new facilities or with petrochemical companies that can agree to purchase a significant portion of the offtake from new facilities. For example, the Company will be partners with Amoco, Exxon and Williams on the Baton Rouge fractionation facility; with Amoco, Duke, Koch Industries, Tejas (a Shell subsidiary) and Williams on the Tri-States pipeline; and with Amoco and Williams on the Wilprise pipeline. The Company believes that commitments from producers who will commit NGL volumes to new fractionation facilities and pipelines are central to establishing the viability of new investments in the NGL processing and transportation industry.

  . Expanding Through Acquisitions. The Company intends to analyze potential acquisitions, joint ventures or similar transactions with businesses that operate in complementary markets and geographic regions. In recent years, major oil and natural gas companies have sold non-strategic assets including assets in the mid-stream natural gas industry. The Company believes this trend will continue and further expects independent oil and natural gas companies to consider similar options.

  . Managing Commodity Price Exposure. A substantial portion of the Company's operations are conducted pursuant to tolling contracts or involve NGL transportation where the Company does not take title to its customer's products, but rather processes or transports a raw feedstock for a fee. When the Company does take title to the products it processes, it generally attempts to match the timing and price of its feedstock purchases with those of the sales of end products so as to reduce exposure to fluctuations in commodity prices.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

  The following table sets forth for the periods and at the dates indicated, selected historical and pro forma financial and operating data for the Company. The selected historical income statement data for each of the three years in the period ended December 31, 1997 and the selected balance sheet data for each of the two years in the period ended December 31, 1997 are derived from the Company's audited financial statements included elsewhere in this Prospectus and should be read in conjunction therewith. The selected historical data for the three-month periods ending March 31, 1997 and 1998 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus and should be read in conjunction therewith. In the Company's opinion, each of the unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the unaudited periods. The selected pro forma financial and operating data of the Company are derived from the unaudited pro forma consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction therewith. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations." The dollar amounts in the table below, except per Unit data, are in thousands.

                                                                                                               PRO FORMA
                                                                              PRO FORMA     THREE MONTHS      THREE MONTHS
                                    YEAR ENDED DECEMBER 31,                   YEAR ENDED   ENDED MARCH 31,       ENDED
                         --------------------------------------------------  DECEMBER 31, ------------------   MARCH 31,
                           1993      1994      1995      1996       1997         1997       1997      1998        1998
                         --------  --------  --------  --------  ----------  ------------ --------  --------  ------------
INCOME STATEMENT DATA:
 Revenues............... $551,054  $586,609  $790,080  $999,506  $1,020,281   $1,020,281  $255,652  $190,517    $190,517
 Operating costs and
  expenses..............  505,454   533,929   726,207   906,367     937,068      935,968   229,136   181,447     180,827
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Operating margin.......   45,600    52,680    63,873    93,139      83,213       84,313    26,516     9,070       9,690
 Selling, general and
  administrative
  expenses..............   21,768    17,826    22,250    24,227      23,060       12,000     6,636     5,754       3,000
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
Operating income........   23,832    34,854    41,623    68,912      60,153       72,313    19,880     3,316       6,690
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Interest expense.......  (26,131)  (25,411)  (27,567)  (26,310)    (25,717)      (5,993)   (5,967)   (6,734)     (1,498)
 Interest income........    1,809     2,477       554     2,705       1,934        5,230       587       275         927
 Equity in income of
  unconsolidated
  affiliates:
   Mont Belvieu
    Associates(1).......    3,095     7,257     6,167     6,004       6,377        6,377     1,352     1,947       1,947
   Belvieu Environmental
    Fuels(2)............       --        --     6,107     9,752       9,305        9,305     1,668       875         875
 Gain (loss) on sale of
  assets................       --     4,271     7,948        --        (155)        (155)       --        --          --
 Other income
  (expense), net........       38        45       305       364         793          793     1,065         2           2
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Income before minority
  interest..............    2,643    23,493    35,137    61,427      52,690       87,870    18,585      (319)      8,943
 Minority interest(3)...      (26)     (235)     (351)     (614)       (527)        (879)     (186)        3         (89)
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Net income............. $  2,617  $ 23,258  $ 34,786  $ 60,813  $   52,163   $   86,991  $ 18,399  $   (316)   $  8,854
                         ========  ========  ========  ========  ==========   ==========  ========  ========    ========
 Net income per
  Unit(4)...............                                                      $     1.29                        $   0.13
                                                                              ==========                        ========
BALANCE SHEET DATA (AT
 PERIOD END):
 Net current assets
  (liabilities)(5)...... $ 12,113  $(11,849) $ (2,056) $(17,720) $  (25,407)  $  (30,942) $  6,241  $    557    $ 49,762
 Total assets...........  526,372   573,348   610,931   711,151     697,713      713,979   697,609   683,626     753,168
 Long-term debt.........  291,395   268,585   281,656   255,617     230,237           --   252,741   227,363      89,200
 Combined
  equity/Partner's
  equity................  158,001   189,366   198,815   266,021     311,885      559,861   297,441   342,885     551,849
OTHER FINANCIAL DATA:
 Cash flows from
  Operating Activities.. $ 24,326  $ 49,997  $ 12,212  $ 91,431  $   57,795   $       --  $ 15,666  $(35,989)   $     --
 Cash flows from
  Investing Activities..  (19,099)  (36,944)   (9,233)  (57,725)    (30,982)          --   (10,232)   (3,648)         --
 Cash flows from
  Financing Activities..  (18,166)  (21,973)   11,995   (24,930)    (26,551)          --    (8,353)   (8,234)         --
 EBITDA(6)..............   46,702    55,430    65,406    87,109      79,882       94,986    25,535     8,219      12,153
 EBITDA of
  unconsolidated
  affiliates(7).........    4,859     7,198    18,520    25,012      24,372       24,371     5,202     4,825       4,838
OPERATING DATA(8):
 Fractionation
   Production...........      145       158       158       166         189          189       170       207         207
   Volume from tolling
    operations..........      95%       94%       86%       90%         96%          96%       95%       96%         96%
 Isomerization
   Production...........       66        66        67        71          67           67        58        62          62
   Volume from tolling
    operations..........      66%       68%       86%       84%         92%          92%       88%       75%         75%
 MTBE
   Production...........       --         8        10        13          14           14        14        10          10
   Volume from tolling
    operations..........       --        --        --        --          --           --        --        --          --
 Propylene
  Fractionation
   Production...........       16        17        16        16          26           26        23        24          24
   Volume from tolling
    operations..........      36%       35%       35%       33%         47%          47%       30%       49%         49%

See notes on following page

(1) Consists of the Company's 49% economic interest in Mont Belvieu Associates, a general partnership that owns a 50% undivided interest in the NGL fractionation facilities operated by the Company at Mont Belvieu. The Company directly owns an additional 12.5% undivided interest in such NGL fractionation facilities, giving it an effective 37.0% economic interest in the facilities. The revenues and costs associated with this 12.5% interest are included in the Company's revenues and operating costs and expenses.

(2) Consists of the Company's 33 1/3% economic interest in Belvieu Environmental Fuels ("BEF"), a general partnership that owns the MTBE facility operated by the Company at Mont Belvieu.

(3) Reflects the General Partner's 1% minority interest in the Operating Partnership's net income.

(4) Net income per Unit is computed by dividing the limited partners' 99% interest in net income by the number of Units expected to be outstanding at the closing of this offering.

(5)  Excludes short-term debt and current maturities of long-term debt.

(6) EBITDA is defined as net income plus depreciation and amortization and interest expense less equity in income of unconsolidated affiliates. EBITDA should not be considered as an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating the Company's ability to make the Minimum Quarterly Distribution. Management uses EBITDA to assess the viability of projects and to determine overall rate of returns on alternative investment opportunities. Because EBITDA excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

(7) Represents the Company's pro rata share of net income plus depreciation and amortization and interest expense of the unconsolidated affiliates.

(8) Production volumes represent average daily production in thousands of barrels per day. Production volume for fractionation includes gross production volumes for the NGL fractionation facilities in which the Company owns an effective 37.0% economic interest. Production volume for MTBE reflects gross production volumes for the BEF facility in which the Company owns an undivided 33 1/3% economic interest. MTBE production at the BEF facility began in 1994.

                            SUMMARY OF RISK FACTORS

  Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which the Company will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common Units as well as the more detailed information described under "Risk Factors" starting on page 23 of this Prospectus.

RISKS INHERENT IN AN INVESTMENT IN THE COMPANY

  . The Minimum Quarterly Distribution is not guaranteed. The actual amounts of cash distributions may fluctuate and will depend on the Company's future operating performance. Cash distributions are dependent primarily on cash flow, including cash flow from reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when the Company records losses and might not be made during periods when the Company records profits. Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves will affect the amount of Available Cash.

  . Pro forma Available Cash from Operating Surplus generated during the twelve months ended March 31, 1998 (as calculated in Appendix D) would have been sufficient to cover the Minimum Quarterly Distribution for such period on all of the Common Units, but would have been insufficient by approximately $18.1 million to cover the Minimum Quarterly Distribution on all the Subordinated Units and the related distribution on the general partner interests.

  . In establishing the terms of this offering, including the number and initial public offering price of the Common Units, the number of Common Units and Subordinated Units to be received by EPCO and the Minimum Quarterly Distribution, the Company has relied on certain assumptions concerning its operations. Whether the assumptions are realized is not, in many cases, within the control of the Company and cannot be predicted with any degree of certainty. In the event that the Company's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Company could be substantially less than that currently expected and may be less in any quarter than the Minimum Quarterly Distribution.

  . The General Partner will manage and operate the Company. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis and will have only limited voting rights on matters affecting the Company's business. The General Partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding Units (including Units owned by the General Partner and its affiliates). EPCO will own, through a wholly-owned subsidiary, 83.1% of the combined Common Units and Subordinated Units, giving it the ability to prevent the General Partner's removal. As a result, holders of Common Units will have limited influence on matters affecting the operations of the Company.

  . Subject to certain limitations, the Company may issue additional Common
    Units and other interests in the Company, the effect of which may be to dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Company, dilute the interests of holders of Common Units in cash distributions by the Company or reduce the benefits to the holders of the Common Units provided by the subordination feature of the Subordinated Units.

  . The Company's Amended and Restated Agreement of Limited Partnership (the
    "Partnership Agreement") contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner or otherwise change the management of the Company. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

  . Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value of $14.12 per Common Unit from the initial public offering price (assuming an initial public offering price of $22.25 per Common Unit).

  . Prior to making any cash distributions on the Common Units, the Company will reimburse the General Partner and its affiliates for certain expenses incurred by the General Partner and its affiliates on behalf of the Company. Such reimbursable expenses will include expenses incurred by EPCO under an agreement with the General Partner and the Company (the "EPCO Agreement"), pursuant to which EPCO will manage the business and affairs of the Company. Pursuant to the EPCO Agreement, EPCO will be reimbursed at cost for all expenses that it incurs in connection with managing the business and affairs of the Company, except that EPCO will not be entitled to be reimbursed for any selling, general and administrative expenses. In lieu of reimbursement for such selling, general and administrative expenses, EPCO will be entitled to receive an annual administrative services fee that will initially equal $12.0 million. The General Partner, with approval and consent of the Audit and Conflicts Committee of the Board of Directors of the General Partner (the "Audit and Conflicts Committee"), will have the right to agree to increases in such administrative services fee of up to 10% each year during the 10-year term of the EPCO Agreement and may agree to further increases in such fee in connection with expansions of the Company's operations through the construction of new facilities or the completion of acquisitions that require additional management personnel. The reimbursement by the Company of such expenses and the payment of such fee could adversely affect the ability of the Company to make cash distributions to the Unitholders.

  . Prior to this offering, there has been no public market for the Common
    Units. The initial public offering price for the Common Units will be determined through negotiations between the General Partner and the representatives of the Underwriters. No assurance can be given as to the market prices at which the Common Units will trade.

  . If at any time not more than 15% of the then-issued and outstanding
    Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Company, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then-current market price of the Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. A holder may also incur a tax liability upon such sale.

  . Under certain circumstances, holders of the Common Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Company.

  . The holders of the Common Units have not been represented by counsel in connection with this offering, including the preparation of the Partnership Agreement or the other agreements referred to herein or in establishing the terms of this offering.

RISKS INHERENT IN THE COMPANY'S BUSINESS

  . The Company's revenues and profitability are affected by various factors beyond the Company's control, including the demand for NGL products, MTBE and propylene, which are in turn affected by general economic conditions, petrochemical production, motor gasoline production and regulations affecting the composition of motor gasoline and by the supply of mixed NGLs for fractionation, which is in turn affected primarily by the level of domestic natural gas production, domestic crude oil refining and imports of mixed butanes. Additionally, to the extent the Company takes title to products, its profitability can be affected by changes in the market prices for, and the price differentials between, NGL products.

  . The Company currently derives a significant portion of its revenues from transactions with certain key customers. Although some of these customers have ownership interests in the facilities whose services they use, the loss of these or other significant customers could materially adversely affect the Company's results of operations.

  . The Company competes with large oil, natural gas and petrochemical companies, certain of whom have greater financial resources than the Company.

  . The Company has entered into non-binding letters of intent for several construction projects. There can be no assurance that definitive agreements for these projects will ultimately be signed, what the terms of these agreements will be, that the projects will be consummated or, if consummated, that the projects will be completed on time or within budget.

  . The Company's operations are subject to all operating hazards and risks normally incidental to processing, storing and transporting and otherwise providing NGLs, MTBE and propylene for use by third parties. Although the Company maintains insurance against these risks, there can be no assurance that such insurance will be adequate to protect the Company and that such insurance will be available in the future on commercially reasonable terms.

  . The Company's businesses are subject to governmental regulation with respect to environmental, safety and other regulatory matters.

  . The Company believes that its success will depend to a significant extent upon the efforts and abilities of EPCO's senior management team. The failure by EPCO to retain the key members of its senior management team or to implement a succession plan to prepare qualified individuals to join the senior management team upon the retirement of certain individuals could adversely affect the financial condition or results of operations of the Company.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

  . The General Partner and its affiliates may have conflicts of interest with the Company and the Unitholders. The Partnership Agreement contains certain provisions that limit the liability and reduce the fiduciary duties of the General Partner to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions that might, without such limitations, constitute breaches of fiduciary duty. Holders of Common Units are deemed to have consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

  . Decisions of the General Partner with respect to the amount and timing of borrowings, cash expenditures, asset sales or acquisitions, the issuance of additional securities and the creation, reduction or increase of reserves will affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the General Partner may have the effect of enabling the General Partner or its affiliates to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

  . The Partnership Agreement provides that the General Partner will generally be restricted from engaging in any business activities other than those incidental to its ownership of interests in the Company. Except for the restrictions set forth in the EPCO Agreement, EPCO and its affiliates (other than the General Partner) will be free to engage in any type of business or activity whatsoever, including those that may be in direct competition with the Company. Pursuant to the EPCO Agreement, for so long as the General Partner is an affiliate of EPCO, EPCO and its affiliates will be prohibited from engaging in any business or activity within North America that is of the type conducted by EPCO and its affiliates as of May 31, 1998 (other than businesses or activities of the type associated with the Retained Assets), unless EPCO or such affiliate has first presented the opportunity to engage in such business or activity to the Company and the General Partner (with the concurrence of the Audit and Conflicts Committee) has elected not to have the Company pursue such opportunity. There can be no assurance, however, that there will not be competition between the Company and affiliates of the General Partner in the future.

TAX RISKS

  . The availability to a Common Unitholder of the federal income tax benefits of an investment in the Company depends on the classification of the Company as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Company have made representations, Vinson & Elkins L.L.P., special counsel to the General Partner and the Company, is of the opinion that, under current law, the Company will be classified as a partnership for federal income tax purposes.

  . No ruling has been requested from the Internal Revenue Service (the
    "IRS") with respect to classification of the Company as a partnership for federal income tax purposes or any other matter affecting the Company.

  . A Unitholder will be required to pay income taxes on his allocable share of the Company's income, whether or not he receives cash distributions from the Company.

  . Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, much of the taxable income derived from the ownership of a Common Unit by most organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) will be unrelated business taxable income and, thus, will be taxable to such a Unitholder.

  . In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), losses generated by the Company will generally only be available to offset future income generated by the Company and cannot be used to offset income from other activities, including other passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Company may be deducted in full when the Unitholder disposes of his entire investment in the Company to an unrelated party in a fully taxable transaction.

  . The General Partner has applied for registration of the Company with the Secretary of the Treasury as a "tax shelter." No assurance can be given that the Company will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Company's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Company.

  . A Unitholder likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Company does business or owns property. The Company will initially own property and conduct business in Alabama, Louisiana, Mississippi and Texas.

  See "Risk Factors," "Cash Distribution Policy," "Cash Available for Distribution," "Conflicts of Interest and Fiduciary Responsibilities," "The Partnership Agreement" and "Tax Considerations" for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

                        CASH AVAILABLE FOR DISTRIBUTION

  The Company believes that, if its assumptions about operating conditions are realized, the Company should have sufficient Available Cash from Operating Surplus (including uncommitted cash on hand and borrowings under its working capital facility) to enable the Company to distribute the Minimum Quarterly Distribution on the Common Units and Subordinated Units to be outstanding immediately after the consummation of this offering, and the related distribution on the combined 2% interest of the General Partner, with respect to each of its quarters at least through the quarter ending June 30, 2001. The Company's belief is based on a number of assumptions, including assumptions that (i) total operating margins generated from the Company's existing assets will remain generally consistent with total margins recognized by the Company in 1997; (ii) the Company's identified new projects will become operational as scheduled and will result in anticipated levels of operating margins; (iii) the Company will not experience any significant accidents or business interruptions, regardless of whether such accidents or interruptions are covered by insurance; (iv) there will be no regulatory changes that materially adversely affect the Company's operations; and (v) market conditions in the NGL industry and general economic conditions will not change substantially. Although the Company believes such assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Company and cannot be predicted with any degree of certainty. If the Company's assumptions are not realized, Available Cash from Operating Surplus generated by the Company could be substantially less than that currently expected and could, therefore, be insufficient to permit the Company to make cash distributions at the levels described above. For example, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--First Quarter 1998 Compared with First Quarter 1997," the Company's results of operations in the first quarter of 1998 were substantially weaker than the first quarter of 1997 principally as a result of reduced operating margins in the isomerization and propylene fractionation businesses. During the second quarter of 1998, the Company has experienced isomerization operating margins which are comparable to isomerization margins earned in the second quarter of 1997. However, operating margins in the propylene business remain weak, and there can be no assurance that the improvements in the isomerization business will be sustained. Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Company does not intend to update the expression of belief set forth above. See "Cash Distribution Policy."

  The approximate amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and the related distribution on the combined 2% interest of the General Partner is as follows:

                                                   OVER-ALLOTMENT OVER-ALLOTMENT
                                                   OPTION IS NOT    OPTION IS
                                                     EXERCISED      EXERCISED
                                                   -------------- --------------
                                                           (IN MILLIONS)
      Common Units................................     $ 81.5         $ 84.5
      Subordinated Units..........................       38.3           38.3
      General Partner Interest....................        2.4            2.5
                                                       ------         ------
          Total...................................     $122.2         $125.3
                                                       ======         ======

  The amount of pro forma Available Cash from Operating Surplus generated during 1997 was approximately $122.2 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for 1997 on all of the Units and the related distribution on the general partner interest. The amount of pro forma Available Cash from Operating Surplus generated during the twelve months ended March 31, 1998 was approximately $104.1 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for such period on all of the Common Units, but would have been insufficient by approximately $18.1 million to cover the Minimum Quarterly Distribution on all the Subordinated Units and the related distribution on the general partner interest. The amounts of pro forma Available Cash from Operating Surplus were derived in the manner set forth in Appendix D. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Company had the Transactions actually been completed as of the dates indicated. Furthermore, Available

Cash from Operating Surplus as defined in the Partnership Agreement is a cash accounting concept, while the Company's historical and pro forma financial statements have been prepared on an accrual basis. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that might in fact have been generated by the Company had it been formed in earlier periods. For definitions of Available Cash and Operating Surplus, see the Glossary.

                        COMPANY STRUCTURE AND MANAGEMENT

  The Company is a Delaware limited partnership recently formed to acquire, own and operate substantially all of the NGL, isomerization, MTBE and propylene processing and distribution assets of EPCO. The operations of the Company will be conducted through, and the operating assets will be owned by, the Operating Partnership and various subsidiary entities. Upon consummation of the Transactions, the Company will own a 98.9899% limited partner interest in the Operating Partnership, and the General Partner will own a 1% general partner interest in the Company and a 1.0101% general partner interest in the Operating Partnership. The General Partner therefore will own an aggregate 2% interest in the Company and the Operating Partnership on a combined basis.

  The General Partner will be responsible for the management and operation of the Company's business. In accordance with the Partnership Agreement, the Company, the General Partner and EPCO will enter into the EPCO Agreement pursuant to which the senior management and employees of EPCO will continue to manage and operate the Company's business. Pursuant to the EPCO Agreement, EPCO will be reimbursed at cost for all expenses that it incurs in connection with managing the business and affairs of the Company, except that EPCO will not be entitled to be reimbursed for any selling, general and administrative expenses. In lieu of reimbursement for such selling, general and administrative expenses, EPCO will be entitled to receive an annual administrative services fee that will initially equal $12.0 million. The General Partner, with the approval and consent of the Audit and Conflicts Committee, will have the right to agree to increases in such administrative services fee of up to 10% each year during the 10-year term of the EPCO Agreement and may agree to further increases in such fee in connection with expansions of the Company's operations through the construction of new facilities or the completion of acquisitions that require additional management personnel.

  Conflicts of interest may arise between the General Partner and its affiliates, on the one hand, and the Company, the Operating Partnership and the Unitholders, on the other, including conflicts relating to the compensation of the directors, officers and employees of EPCO and/or the General Partner, increases in the administrative services fee in accordance with the EPCO Agreement and the determination of fees and expenses that are allocable to the Company. The Audit and Conflicts Committee will consist of two independent members of the General Partner's Board of Directors that will be available at the General Partner's discretion to review matters involving conflicts of interest. See "Management" and "Conflicts of Interest and Fiduciary Responsibilities."

  The Company's principal executive office is located at 2727 North Loop West, Houston, Texas, 77008, and its telephone number is (713) 880-6500.

  The following chart depicts the organization and ownership of the Company and the Operating Partnership immediately after giving effect to the consummation of the Transactions, including the sale of the Common Units offered hereby, and assuming that the Underwriters' over-allotment option is not exercised. The percentages reflected in the chart represent the approximate ownership interest in each of the Company and the Operating Partnership individually and not on an aggregate basis. Except in the chart, the ownership percentages referred to in this Prospectus reflect the approximate effective ownership interest of the Unitholders in the Company and the Operating Partnership on a combined basis. The 2% ownership percentage of the General Partner referred to in this Prospectus reflects the approximate effective ownership interest of the General Partner in the Company and the Operating Partnership on a combined basis.

                             [Chart appears here]

                                  THE OFFERING

Securities Offered..........
                              11,250,000 Common Units (12,937,500 Common Units if the Underwriters' over-allotment option is exercised in full).


Units to be Outstanding
 After the Offering.........
                              45,254,974 Common Units and 21,269,838
                              Subordinated Units, representing an aggregate 66.7% and 31.3% limited partner interest in the Company, respectively. If the Underwriters' over-allotment option is exercised in full, 1,687,500 additional Common Units will be issued by the Company, resulting in there being 46,942,474 Common Units and 21,269,838 Subordinated Units outstanding, representing an aggregate 67.4% and 30.6% limited partner interest in the Company, respectively.

Distributions of Available
 Cash.......................  Available Cash will generally be distributed 98%
                              to Unitholders and 2% to the General Partner within 45 days after the end of each quarter. If distributions of Available Cash from Operating Surplus exceed specified target levels ("Target Distribution Levels") that are in excess of the Minimum Quarterly Distribution, the General Partner will receive a percentage of such excess distributions that will increase to up to 50% of the excess distributions above the highest Target Distribution Level. See "Cash Distribution Policy--Incentive Distributions--Hypothetical
                              Annualized Yield."


Distributions to Common and
 Subordinated Unitholders...  The Company intends, to the extent there is sufficient Available Cash from Operating Surplus, to distribute to each holder of Common Units at least the Minimum Quarterly Distribution of $0.45 per Common Unit per quarter. The Minimum Quarterly Distribution is not guaranteed and is subject to adjustment as described under "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

                              The first distribution to the Unitholders will be made within 45 days after the quarter ending September 30, 1998. The Minimum Quarterly Distribution for the period from the closing of this offering through September 30, 1998 will be adjusted downward based on the actual length of such period.

                              With respect to each quarter during the
                              Subordination Period, which will generally not end prior to June 30, 2003, the Common Unitholders will generally have the right to receive the Minimum Quarterly Distribution, plus any arrearages thereon ("Common Unit Arrearages"), and the General Partner will have the right to receive the related distribution on its general partner interest, before any distribution of Available Cash from Operating Surplus is made to the Subordinated Unitholders. This subordination feature will enhance the Company's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. Subordinated Units will not accrue distribution arrearages. Upon expiration of the Subordination Period, Common Units will no longer accrue distribution arrearages. See "Cash Distribution Policy."

Subordination Period........
                              The Subordination Period will generally extend from the closing of this offering until the first day of any quarter beginning after June 30, 2003 in respect of which all of the following occur:

                                   (i) distributions of Available Cash from
                                 Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods,

                                   (ii) the Adjusted Operating Surplus
                                 generated during each of the three
                                 consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such period on a fully diluted basis and the related distribution on the general partner interest in the Company and

                                   (iii) there are no outstanding Common Unit
                                 Arrearages.

                              Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash.

                              See "Cash Distribution Policy--Distributions from Operating Surplus during Subordination Period."

Early Conversion of
 Subordinated Units.........  Up to one-half of the Subordinated Units may convert into Common Units prior to the end of the Subordination Period. A portion of the Subordinated Units will convert into Common Units on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 2001 (with respect to one-quarter of the Subordinated Units) and (b) June 30, 2002 (with respect to one-quarter of the Subordinated Units), in respect of which all of the following occur:

                                   (i) distributions of Available Cash from
                                 Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods,

                                   (ii) the Adjusted Operating Surplus
                                 generated during each of the three
                                 consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such period on a fully diluted basis and the related distribution on the general partner interest in the Company and

                                   (iii) there are no outstanding Common Unit
                                 Arrearages;

                              provided, however, that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units. See "Cash Distribution Policy--Distributions from Operating Surplus during Subordination Period."

Incentive Distributions.....  If quarterly distributions of Available Cash exceed the Target Distribution Levels, the General Partner will receive distributions which are generally equal to 15%, then 25% and then 50% of the distributions of Available Cash that exceed such Target Distribution Levels. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed with respect to a given quarter that exceed distributions made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any. See "Cash Distribution Policy--Incentive Distributions--Hypothetical
                              Annualized Yield." The distributions to the General Partner described above that are in excess of its combined 2% interest are referred to herein as the "Incentive Distributions."

Adjustment of Minimum
 Quarterly Distribution and
 Target Distribution
 Levels.....................

                              The Minimum Quarterly Distribution and the Target Distribution Levels are subject to downward adjustments in the event that the Unitholders receive distributions of Available Cash from Capital Surplus or legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Company to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. Available Cash from Capital Surplus is any Available Cash distributed since the commencement of the Company in excess of cumulative Operating Surplus through the end of the quarter prior to such distribution. If, as a result of distributions of Available Cash from Capital Surplus, the Unitholders receive a full return of the initial public offering price of the Common Units and any unpaid Common Unit Arrearages, the distributions of Available Cash payable to the General Partner will increase to 50% of all amounts distributed thereafter. Although there are no restrictions in the Partnership Agreement on the Company's ability to distribute Available Cash from Capital Surplus at any time, the Company does not anticipate that there will be significant distributions from Capital Surplus. See "Cash Distribution Policy--General," "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

Company's Ability to Issue
 Additional Units...........

                              The Partnership Agreement generally authorizes the Company to issue an unlimited number of additional limited partner interests and other equity securities of the Company for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Company may not issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 22,625,000 Common Units (which number excludes Common Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, pursuant to employee benefit plans, upon conversion of the general partner interest as a result of the withdrawal of the General Partner or in connection with the making of certain acquisitions or capital improvements that are accretive on a per Unit basis) or an equivalent number of securities ranking on a parity with the Common Units, without the approval of the holders of at least a Unit Majority. A Unit Majority means, during the Subordination Period, at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates) and, after the Subordination Period, at least a majority of the outstanding Common Units. See "The Partnership Agreement--Issuance of Additional Securities."

Limited Call Right..........
                              If at any time not more than 15% of the issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner may purchase all of the remaining Common Units at a price generally equal to the then current market price of the Common Units. Following completion of this offering, persons other than the General Partner and its affiliates will hold approximately 24.9% of the outstanding Common Units. See "The Partnership Agreement--Limited Call Right."

Limited Voting Rights.......
                              Unitholders will not have voting rights except with respect to the following matters, for which the Partnership Agreement in most cases requires the approval of a Unit Majority: a sale or exchange of all or substantially all of the Company's assets, the removal or the withdrawal of the General Partner, the election of a successor General Partner, a dissolution or reconstitution of the Company, a merger of the Company, issuance of limited partner interests in certain circumstances, approval of certain actions of the General Partner (including the transfer by the General Partner of its general partner interest under certain circumstances) and certain amendments to the Partnership Agreement, including any amendment that would cause the Company to be treated as an association taxable as a corporation. After Subordinated Units convert into Common Units (either upon termination of the Subordination Period, early conversion of a portion of the Subordinated Units or removal of the General Partner without Cause), holders of such Common Units will vote as a single class together with the holders of the other Common Units. Under the Partnership Agreement, the General Partner generally will be permitted to effect, without the approval of Unitholders, amendments to the Partnership Agreement that do not adversely affect Unitholders. See "The Partnership Agreement."

Loss of Voting Rights in
 Certain Circumstances......
                              Any person or group (other than the General
                              Partner and its affiliates) that acquires beneficial ownership of 20% or more of the Common Units will lose its voting rights with respect to all of its Common Units. See "The Partnership Agreement--Change of Management Provisions."

Removal and Withdrawal of
 the General Partner........

                              Subject to certain conditions, the General
                              Partner may be removed upon the approval of the holders of at least 66 2/3% of the outstanding Units (including Units held by the General Partner and its affiliates) and the election of a successor general partner by the vote of the holders of a Unit Majority. A meeting of holders of the Common Units may be called only by the General Partner or by the holders of 20% or more of the outstanding Common Units. EPCO will own, through a wholly-owned subsidiary, 83.1% of the combined Common Units and Subordinated Units, giving it the ability to prevent the General Partner's removal. The General Partner has agreed not to voluntarily withdraw as general partner of the Company and the Operating Partnership prior to June 30, 2008, subject to limited exceptions, without obtaining the approval of at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates) and furnishing an Opinion of Counsel. See "The Partnership Agreement--Withdrawal or Removal of the General Partner" and "--Meetings; Voting."

Consequences of Removal of
 General Partner in Certain
 Circumstances..............
                              If the General Partner is removed other than for Cause, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest into Common Units or to receive cash in exchange for such interests. See "The Partnership Agreement--Change of Management Provisions."

Liquidation Preference to
 Common Unitholders.........
                              If the Company liquidates during the
                              Subordination Period, under certain
                              circumstances, holders of outstanding Common
                              Units will be entitled to receive more per Unit in liquidating distributions than holders of outstanding Subordinated Units. The per Unit difference will be dependent upon the amount of gain or loss recognized by the Company in liquidating its assets and will be limited to the Unrecovered Capital of a Common Unit and any Common Unit

                              Arrearages thereon. Under certain circumstances there may be insufficient gain for the holders of Common Units to fully recover all such amounts, even though there may be cash available for distribution to holders of Subordinated Units. Following conversion of the Subordinated Units into Common Units, all Units will be treated the same upon liquidation of the Company. See "Cash Distribution Policy--Distributions of Cash upon Liquidation."

Use of Proceeds.............
                              The net proceeds to the Company from the sale of Common Units offered hereby are estimated to be approximately $232.5 million, assuming an initial public offering price of $22.25 per Common Unit, after deducting underwriting discounts and commissions and other expenses of this offering. The Company will contribute such net proceeds to the Operating Partnership, and the Operating Partnership will use such proceeds, together with borrowings of $89.2 million under its new bank credit facility, (i) to repay approximately $238.2 million of indebtedness assumed by the Operating Partnership in connection with the Transactions, (ii) to purchase approximately $33.8 million of participation interests in the bank indebtedness of two of the Company's joint ventures, (iii) to fund the Company's investment of approximately $46.5 million in new joint venture projects and (iv) for general partnership purposes, including the repayment of accrued interest on debt to be repaid. See "Use of Proceeds."

Listing.....................
                              The Common Units have been approved for listing on the NYSE, subject to official notice of issuance.



NYSE Symbol............       "EPD."

                         SUMMARY OF TAX CONSIDERATIONS

  The following is a brief summary of certain expected tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to United States federal income tax laws, is based upon the opinion of Vinson & Elkins L.L.P., special counsel to the General Partner and the Company ("Counsel"), described in "Tax Considerations." This summary is qualified by the discussion in "Tax Considerations," particularly the qualifications on the opinions of Counsel described therein.

  The tax consequences of an investment in the Company to a particular investor will depend in part on the investor's own tax circumstances. Prospective investors are urged to consult their own tax advisors as to their own tax circumstances and as to the particular tax consequences to them of the purchase, ownership and disposition of Common Units, including the applicability of any federal income, federal estate or gift tax, state, local and foreign tax laws, changes in applicable tax laws and any pending or proposed legislation.

PARTNERSHIP STATUS; CASH DISTRIBUTIONS

  In the opinion of Counsel, the Company will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Company. Accordingly, the Company will pay no federal income taxes, and a Common Unitholder will be required to report on his federal income tax return his share of the Company's income, gains, losses, deductions and credits. In general, cash distributions to a Common Unitholder will be taxable only if, and to the extent that, they exceed the Common Unitholder's tax basis in his Common Units.

COMPANY ALLOCATIONS

  In general, income and loss of the Company will be allocated to the General Partner and the Unitholders for each taxable year in accordance with their respective percentage interests in the Company, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partner and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. At any time that distributions are made on the Common Units and not on the Subordinated Units, gross income will be allocated to the recipients to the extent of such distribution. A Unitholder will be required to take into account, in determining his federal income tax liability, his share of income generated by the Company for each taxable year of the Company ending within or with the Unitholder's taxable year even if cash distributions are not made to him. As a consequence, a Unitholder's share of taxable income of the Company (and possibly the income tax payable by him with respect to such income) may exceed the cash, if any, actually distributed to him.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

  The Company estimates that a purchaser of Common Units in this offering who owns them through December 31, 2001, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 20% of the cash distributed with respect to that period. The Company further estimates that for taxable years after the taxable year ending December 31, 2001, the taxable income allocable to them will represent a significantly higher percentage (and could in certain circumstances exceed the amount) of cash distributed to the Unitholders. These estimates are based upon the assumption that the gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties which are beyond the control of the Company. Further, the estimates are based on current tax law and certain tax reporting positions that the Company intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above and any differences could be material. See "Tax Considerations--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions."

BASIS OF COMMON UNITS

  A Unitholder's initial tax basis for a Common Unit purchased in this offering generally will be the amount paid for the Common Unit. A Unitholder's basis generally will be increased by his share of Company income and any increase in his share of Company non-recourse liabilities and decreased by his share of Company losses and distributions and any decrease in his share of Company non-recourse liabilities.

LIMITATIONS ON DEDUCTIBILITY OF COMPANY LOSSES

  A Unitholder may deduct his share of Company losses only to the extent that such losses do not exceed his tax basis in his Common Units or, in the case of taxpayers subject to the "at risk" rules (such as individuals), the amount the Unitholder is at risk with respect to the Company's activities, if less than such tax basis. In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any Company losses will only be available to offset future income generated by the Company and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be fully deducted when the Unitholder disposes of all of his Common Units in a taxable transaction with an unrelated party.

SECTION 754 ELECTION

  The Company intends to make the election provided for by Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), which will generally result in a Unitholder being allocated income and deductions calculated by reference to the portion of his purchase price attributable to each asset of the Company.

DISPOSITION OF COMMON UNITS

  A Unitholder who sells Common Units will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis of those Common Units. Thus, distributions of cash from the Company to a Unitholder in excess of the income allocated to him will, in effect, become taxable income if he sells the Common Units at a price greater than his adjusted tax basis even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be taxable as ordinary income.

CHANGES IN FEDERAL INCOME TAX LAWS

  Legislation enacted as part of the Taxpayer Relief Act of 1997 (the "TRA of 1997") alters the tax reporting system and the deficiency collection system applicable to large partnerships that elect to have such provisions apply and makes certain additional changes to the treatment of large partnerships. The legislation contained in the TRA of 1997 generally is intended to simplify the administration of the tax rules governing large partnerships. It is not expected that the Company will elect to have these provisions apply because of the cost of their application.

  The TRA of 1997 also affects the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enter into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related party then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial product or security.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Company does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider the potential impact of such taxes on his investment in the Company. The Company initially will own property and conduct business in Alabama, Louisiana, Mississippi and Texas. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Company has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some states may require the Company, or the Company may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability owed to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Company. Based on current law and its estimate of future Company operations, the Company anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Company. Accordingly, each prospective Unitholder should consult, and must rely upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Company.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

  An investment in Common Units by tax-exempt organizations (including IRAs and other retirement plans), regulated investment companies (mutual funds) and foreign persons raises issues unique to such persons. Much of the income allocated to a Unitholder that is a tax-exempt organization will be unrelated business taxable income and, thus, will be taxable to such Unitholder; no significant amount of the Company's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of a Common Unit and, thus, will be required to file federal income tax returns and to pay tax on such Unitholder's share of Company taxable income. Furthermore, distributions to foreign Unitholders will be subject to federal income tax withholding. See "Tax Considerations--Uniformity of Units" and "--Tax-Exempt Organizations and Certain Other Investors."

TAX SHELTER REGISTRATION

  The Code generally requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that the Company is not subject to this registration requirement. Nevertheless, the General Partner has applied for registration of the Company as a tax shelter with the Secretary of the Treasury. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE COMPANY OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See "Tax Considerations--Administrative Matters--Registration as a Tax Shelter."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements and information that are based on the beliefs of the Company and the General Partner, as well as assumptions made by, and information currently available to, the Company and the General Partner. All statements, other than statements of historical fact, included in this Prospectus are forward-looking statements, including, but not limited to, statements identified by the words "anticipate," "believe," "estimate," "expect," "plan," "intend," "forecast," "will," "could," "may" and "targeted" and similar expressions and statements regarding the Company's business strategy and plans and objectives of management of the Company for future operations. Such statements reflect the current views of the Company and the General Partner with respect to future events, based on what they believe are reasonable assumptions; however, such statements are subject to certain risks, uncertainties and assumptions including but not limited to the risk factors described in this Prospectus. If one or more these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those in the forward-looking statements. The Company does not intend to update these forward-looking statements and information.

                                 RISK FACTORS

  Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which the Company will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common Units.

RISKS INHERENT IN AN INVESTMENT IN THE COMPANY

 Cash Distributions Are Not Guaranteed and May Fluctuate with Company
   Performance and May Be Limited by the Bank Credit Facility

  Although the Company will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Company and the Company cannot guarantee that the Minimum Quarterly Distribution will be paid. The actual amounts of cash distributions may fluctuate and will depend upon numerous factors, including cash flow generated by operations, required principal and interest payments on the Company's debt, the costs of acquisitions (including related debt service payments), restrictions contained in the Company's debt instruments, issuances of debt and equity securities by the Company, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which will be beyond the control of the Company and the General Partner. Cash distributions are dependent primarily on cash flow, including cash flow from reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when the Company records losses and might not be made during periods when the Company records profits. In addition, the Company will be prohibited from making cash distributions during an event of default under its bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the combined 2% interest of the General Partner is approximately $122.2 million ($81.5 million for Common Units, $38.3 million for the Subordinated Units and $2.4 million for the combined 2% interest of the General Partner). If the Underwriters' over-allotment option is exercised in full, such amounts will be $84.5 million for the Common Units, $38.3 million for the Subordinated Units and $2.5 million for the combined 2% interest of the General Partner, or an aggregate of approximately $125.3 million. The amount of pro forma Available Cash from Operating Surplus generated during the twelve months ended March 31, 1998 was approximately $104.1 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for such period on all of the Common Units, but would have been insufficient by approximately

$18.1 million to cover the Minimum Quarterly Distribution on all the Subordinated Units and the related distribution on the general partner interest. See "Cash Available for Distribution" and, for the calculation of pro forma Available Cash from Operating Surplus, Appendix D.

  The Partnership Agreement gives the General Partner broad discretion in establishing reserves for the proper conduct of the Company's business that will affect the amount of Available Cash. Because certain portions of the business of the Company are seasonal, the General Partner may make additions to reserves during certain quarters in order to fund operating expenses, interest and principal payments and cash distributions to partners with respect to other quarters. The effect of the establishment of such operating reserves is to increase the likelihood that the Minimum Quarterly Distribution will be paid in any given quarter but to decrease the likelihood that any amount in excess of the Minimum Quarterly Distribution will be paid in such quarter. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to Unitholders by the Company.

 The Company's Assumptions Concerning Future Operations May Not Be Realized

  In establishing the terms of this offering, including the number and initial public offering price of the Common Units, the number of Common Units and Subordinated Units to be received by EPCO and the Minimum Quarterly Distribution, the Company has relied on certain assumptions concerning its operations, including assumptions that (i) total operating margins generated from the Company's existing assets will remain generally consistent with total margins recognized by the Company in 1997; (ii) the Company's identified new projects will become operational as scheduled and will result in anticipated levels of operating margins; (iii) the Company will not experience any significant accidents or business interruptions, regardless of whether such accidents or interruptions are covered by insurance; (iv) there will be no regulatory changes that materially adversely affect the Company's operations; and (v) market and overall economic conditions will not change substantially. Whether the assumptions are realized is not, in many cases, within the control of the Company and cannot be predicted with any degree of certainty. In the event that the Company's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Company could be substantially less than that currently expected and may be less in any quarter than the Minimum Quarterly Distribution. See "Cash Available for Distribution."

 Unitholders Will Have Limited Voting Rights and Limited Influence on Company Management

  The General Partner will manage and operate the Company. Unlike the holders of common stock in a corporation, holders of Common Units will have only limited voting rights on matters affecting the Company's business. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis, and the General Partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding Units (including Units owned by the General Partner and its affiliates) and upon the election of a successor general partner by the vote of the holders of at least a Unit Majority. EPCO will own, through a wholly-owned subsidiary, 83.1% of the combined Common Units and Subordinated Units, giving it the ability to prevent the General Partner's removal. In addition, all of the other matters requiring the approval of the Common Unitholders during the Subordination Period must first be proposed by the General Partner and submitted to the Unitholders for a vote. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Company's operations as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. As a result, holders of Common Units will have limited influence on matters affecting the operations of the Company. See "The Partnership Agreement--Meetings; Voting."

 The Company May Issue Additional Common Units thereby Diluting Existing Unitholders' Interests

  During the Subordination Period, the General Partner has broad discretion, without the approval of Unitholders, to cause the Company to issue up to an additional 22,625,000 Common Units (which number is subject to adjustment in the event of a combination or subdivision of Common Units and excludes Common

Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, pursuant to employee benefit plans, upon conversion of the general partner interest as a result of the withdrawal of the General Partner or in connection with the making of certain acquisitions or capital improvements that are accretive on a per Unit basis) or an equivalent number of securities ranking on a parity with the Common Units. The issuance during the Subordination Period of Common Units or parity units in excess of the foregoing would require the approval of a Unit Majority. After the end of the Subordination Period, the Company may issue an unlimited number of limited partner interests of any type (including interests ranking prior or senior to the Common Units) without the approval of Unitholders. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking senior to or on a parity with the Common Units may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Company, dilute the interests of holders of Common Units in cash distributions by the Company and reduce the benefits to the holders of the Common Units provided by the subordination feature of the Subordinated Units. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Company of equity securities ranking junior to the Common Units at any time.

 Issuance of Additional Common Units, Including Upon Conversion of
   Subordinated Units, Will Increase Risk that the Company Will Be Unable to Pay Full Minimum Quarterly Distribution on All Common Units

  The capability of the Company to pay the full Minimum Quarterly Distribution on all Common Units may be reduced as a result of any increase in the number of outstanding Common Units, whether as a result of conversion of Subordinated Units, exercise of the Underwriters' over-allotment option or future issuances of Common Units. Any of these actions will increase the percentage of the aggregate Minimum Quarterly Distribution payable to the Common Unitholders and decrease the percentage of the aggregate Minimum Quarterly Distribution payable to the Subordinated Unitholders, which will in turn have the effect of
(i) reducing the amount of support provided by the subordination feature of the Subordinated Units and (ii) increasing the risk that the Company will be unable to pay the Minimum Quarterly Distribution in full on all the Common Units.

 Unitholders Will Have Difficulty in Removing the General Partner or Otherwise Changing Management

  Following this offering, EPCO, through a wholly-owned subsidiary, will own 83.1% of the combined Common Units and Subordinated Units, giving it the ability to prevent the removal of the General Partner. In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner or otherwise change the management of the Company. If the General Partner is removed as general partner of the Company under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest into Common Units or to receive cash in exchange for such interest. Further, if any person or group (other than the General Partner or its affiliates) acquires beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units. In addition, the Company has substantial latitude in issuing equity securities without Unitholder approval. The effect of these and other provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See "The Partnership Agreement-- Withdrawal or Removal of the General Partner" and "--Change of Management Provisions."

 Purchasers of Common Units Will Experience Dilution

  Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value of $14.12 per Common Unit from the initial public offering price (assuming an initial public offering price of $22.25 per Common Unit). See "Dilution."

 Cost Reimbursements and Fees Due to the General Partner and its Affiliates May Be Substantial

  Prior to making any cash distributions on the Common Units, the Company will reimburse the General Partner and its affiliates for certain expenses incurred by the General Partner and its affiliates on behalf of the Company. Such reimbursable expenses will include expenses incurred by EPCO under the EPCO Agreement, pursuant to which EPCO will manage the business and affairs of the Company. Pursuant to the EPCO Agreement, EPCO will be reimbursed at cost for all expenses that it incurs in connection with managing the business and affairs of the Company, except that EPCO will not be entitled to be reimbursed for any selling, general and administrative expenses. In lieu of reimbursement for such selling, general and administrative expenses, EPCO will be entitled to receive an annual administrative services fee that will initially equal $12.0 million. The General Partner, with approval and consent of the Audit and Conflicts Committee, will have the right to agree to increases in such administrative services fee of up to 10% each year during the 10-year term of the EPCO Agreement and may agree to further increases in such fee in connection with expansions of the Company's operations through the construction of new facilities or the completion of acquisitions that require additional management personnel. The reimbursement by the Company of such expenses and the payment of such fee could adversely affect the ability of the Company to make cash distributions to the Unitholders.

 No Prior Public Market for Common Units

  Prior to this offering, there has been no public market for the Common Units. The initial public offering price for the Common Units will be determined through negotiations between the General Partner and the representatives of the Underwriters. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." No assurance can be given as to the market prices at which the Common Units will trade. The Common Units have been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "EPD."

 The General Partner Will Have a Limited Call Right with Respect to the Common Units

  If at any time not more than 15% of the then-issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Company, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then-current market price of Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. A holder may also incur a tax liability upon such sale. Following completion of this offering, persons other than the General Partner and its affiliates will hold approximately 24.9% of the outstanding Common Units. See "The Partnership Agreement--Limited Call Right."

 Unitholders May Not Have Limited Liability in Certain Circumstances;
   Liability for Return of Certain Distributions

  The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Company had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Company's business, then the Unitholders could be held liable in certain circumstances for the Company's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Company for the amount of a distribution for a period of three years from the date of the distribution. See "The Partnership Agreement--Limited Liability" for a discussion of the limitations on liability and the implications thereof to a Unitholder.

 Holders of Common Units Have Not Been Represented by Counsel

  The holders of Common Units have not been represented by counsel in connection with this offering, including the preparation of the Partnership Agreement or the other agreements referred to herein or in establishing the terms of this offering.

RISKS INHERENT IN THE COMPANY'S BUSINESS

 The Profitability of the Company's Operations Depends Upon the Demand and Prices for the Company's Products

  Products processed by the Company are principally used as feedstocks in petrochemical manufacturing and in the production of motor gasoline and, to a lesser extent, as fuel for residential and commercial heating. A reduction in demand for the Company's products by the petrochemical, refining or heating industries, whether because of general economic conditions, reduced demand by consumers for the end products made with NGL products, increased competition from petroleum-based products due to pricing differences, regulations affecting the content of motor gasoline or other reasons, could have a material adverse effect on the Company's results of operations. Additionally, to the extent the Company takes title to products, its profitability can be affected by changes in the market prices for, and the price differentials between, NGL products.

  Ethane. Ethane is primarily used in the petrochemical industry as feedstock for ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Although ethane is typically separated from the natural gas stream at gas processing plants, if natural gas prices increase significantly in relation to NGL product prices or if the demand for ethylene falls, it may be more profitable for natural gas producers to leave the ethane in the natural gas stream to be burned as fuel than to extract the ethane from the mixed NGL stream for sale as an ethylene feedstock thereby reducing the volume of NGLs for fractionation. The Company has experienced periods in the past when natural gas producers have retained ethane in the natural gas stream and may experience such periods in the future. Although the Company's results of operations have not been materially adversely affected in the past on such occasions, there can be no assurance that similar decisions by natural gas producers in the future would not have a material adverse effect on the Company's results of operations.

  Propane. Propane is used both as a petrochemical feedstock in the production of ethylene and propylene and as a heating, engine and industrial fuel. The demand for propane as a heating fuel is significantly affected by weather conditions. The volume of propane sold is at its highest during the six-month peak heating season of October through March. Demand for the Company's propane may be reduced during periods of warmer-than-normal weather.

  Isobutane. Isobutane is predominantly used in refineries to produce alkylates to enhance octane levels and in the production of MTBE, which is used in motor gasoline. Accordingly, any action that reduces demand for motor gasoline in general or MTBE in particular would similarly reduce demand for isobutane. Further, the Company purchases almost all of the normal butane feedstock that it isomerizes into isobutane for its non-tolling customers in the spot and import markets. It is generally profitable for the Company to isomerize normal butane into isobutane when the prevailing price of isobutane exceeds the prevailing price of normal butane by approximately 2.0 cents per gallon. On those occasions where the spread between isobutane and normal butane is narrow, the Company may find it more economical to purchase isobutane on the spot market for delivery to customers than to process the normal butane in its inventory. The Company frequently retains the normal butane in its inventory until pricing differentials improve or until product prices increase. However, if the price of normal butane declines, the Company's inventory may decline in value. During periods in which isobutane spreads are narrow or inventory values are high relative to current prices for normal butane or isobutane, the Company's operating margin from selling isobutane will be reduced. The Company's operating margin for isomerization in the first quarter of 1998 was materially adversely affected by lower isobutane prices and lower isobutane spreads. There can be no assurance that fluctuations in the price of isobutane and normal butane will not have a material adverse effect on the Company's results of operations.

  MTBE. The production of MTBE is driven by oxygenated fuels programs enacted under the federal Clean Air Act Amendments of 1990 and other legislation. Any changes to these programs that enable localities to opt out of these programs, lessen the requirements for oxygenates or favor the use of non-isobutane based oxygenated fuels would reduce the demand for MTBE and could have a material adverse effect on the Company's results of operations. Legislation has been introduced in the California legislature to ban the use of MTBE based on allegations by several public advocacy and protest groups that MTBE contaminates water supplies, causes health problems and has not been as beneficial in reducing air pollution as originally contemplated. In addition, legislation to amend the federal Clean Air Act of 1990 has been introduced in Congress to exempt California from the federal oxygenate requirement for reformulated motor gasoline. If this legislation is enacted, refineries could eliminate or reduce the amount of MTBE from motor gasoline sold in California so long as certain other minimum standards are met. No assurance can be given as to whether any such federal legislation will ultimately be adopted or whether Congress would override any California legislation. Many of the public advocacy and protest groups that have been campaigning for legislation to exempt California from the federal oxygenate requirement are also supporting a nationwide ban on the use of MTBE and other oxygenates, but no legislation to implement a nationwide ban has been introduced in Congress to date.

  Propylene. Propylene is sold to petrochemical companies for a variety of uses, principally for the production of polypropylene. Propylene is subject to rapid and material price fluctuations. Any downturn in the domestic or international economy could cause reduced demand for, and an oversupply of, propylene, which could cause a reduction in the volumes of propylene produced by the Company and expose the Company's investment in inventories of propane/propylene mix to pricing risk due to requirements for short-term price discounts in the spot or short-term propylene markets. During the fourth quarter of 1997 and the first quarter of 1998, the Company's results of operations have been adversely affected by weak propylene demand and lower propylene prices. There can be no assurance that a continuation of the current price environment for propylene or future fluctuations in the price of propylene will not have a material adverse effect on the Company's results of operations.

 The Profitability of the Company's Operations Depends Upon the Availability of a Supply of NGL Feedstock

  The Company's profitability is materially impacted by the volume of NGLs processed at the Company's facilities. A material decrease in natural gas production or crude oil refining, as a result of depressed commodity prices or otherwise, or a decrease in imports of mixed butanes, could result in a decline in the volume of NGLs delivered to the Company's facilities for processing, thereby reducing revenue and operating income. The Company believes that even in a depressed natural gas price environment, provided demand for and prices of NGL products remained strong, producers would, to a certain extent, continue to produce the natural gas, separate the methane, reinject the methane into the gas reservoir and have the NGLs processed into NGL products. There can be no assurance, however, that depressed natural gas prices would not result in producers shutting in natural gas wells, in which case NGL production would decline significantly, which could have a material adverse effect on the Company's results of operations.

 The Company Depends on Certain Key Customers and Contracts

  The Company currently derives a significant portion of its revenues from contracts with certain key customers. The loss of these or other significant customers could materially adversely affect the Company's results of operations. The Company's contract with ARCO Chemical, which accounted for 42.9% of the Company's isomerization volumes in 1997, expires in November 1999. Although the Company and ARCO Chemical are currently negotiating the terms of a renewal contract, there can be no assurance that the parties will reach agreement on the terms of a new contract or what the terms of such a contract may be. The Company's unconsolidated affiliate, BEF, has an agreement with Sun pursuant to which Sun is required to purchase all of BEF's MTBE production through May 2005. The price currently paid by Sun is the higher of a contractually fixed floor price or a market price for the first 193,450,000 gallons of production per contract year, subject to quarterly adjustments on certain excess volumes, and market prices on the remaining production per contract year until May 31, 2000. The market price is currently significantly lower than the floor price. Beginning June 1, 2000 and continuing through the termination of the agreement in May 2005, the price for all production will be a market-based negotiated price. If the floor price remains higher than the market price, this provision could significantly reduce the amount the Company receives from BEF, which could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General," "Business and Properties--MTBE Production--The Company's MTBE Customers and Contracts" and Note 3 of Notes to Combined Financial Statements.

 The Company Experiences Significant Competition

  The Company's competitors include large oil, natural gas and petrochemical companies, some of whom have greater financial resources and access to NGL supplies than the Company. The Company's NGL fractionation facilities at Mont Belvieu compete for volumes of mixed NGLs with three other fractionators at Mont Belvieu. In addition, certain major producers fractionate NGLs for their own account in captive facilities. The Mont Belvieu fractionation facilities also compete on a more limited basis with two fractionators in Conway, Kansas and a number of decentralized, smaller fractionation facilities in Louisiana. In recent years, the Conway market has occasionally experienced higher posted prices for NGL products than prices at Mont Belvieu causing customers to shift certain volumes to the Conway market for fractionation. The Company also competes with large, integrated energy and petrochemical companies in its isomerization, MTBE and propylene businesses. See "Business and Properties-- Competition." The Company's customers who are significant producers or consumers of NGLs may develop their own processing facilities in lieu of using the Company's services or co-investing with the Company in new projects. In addition, certain of the Company's competitors may have advantages in competing for acquisitions or other new business opportunities because of their financial resources and access to NGL supplies.

 The Company's New Construction Projects May Not be Completed

  The Company has entered into non-binding letters of intent to participate in the construction and operation of an NGL fractionation facility near Baton Rouge, Louisiana and to participate in the construction of the Tri-States and Wilprise NGL pipeline systems. The Company is also participating in a joint venture to construct and operate the NGL Product Chiller at its NGL import/export facility. There can be no assurances that definitive agreements for the fractionator and pipeline projects will ultimately be signed, what the terms of these agreements will be or that the projects will ultimately be completed. Moreover, completion dates and construction costs of the projects are subject to certain factors beyond the Company's control, such as inclement weather conditions, labor disputes, permitting and approval requirements and shortages of materials. There can be no assurance that these new projects, if completed, will be completed on time or within budget.

 The Company is Subject to Operating and Litigation Risks Which May Not Be Covered by Insurance

  The Company's operations are subject to all operating hazards and risks normally incidental to processing, storing and transporting, and otherwise providing for use by third parties, NGLs, propane/propylene mix and MTBE. As a result, the Company may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Company maintains insurance policies with insurers in such amounts and with such coverages and deductibles as the General Partner believes are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect the Company from all material expenses related to potential future claims for personal and property damage and that such levels of insurance will be available in the future on commercially reasonable terms.

 The Company's Businesses are Subject to Governmental Regulation With Respect to Environmental, Safety and Other Regulatory Matters

  The business of the Company is subject to the jurisdiction of governmental agencies with respect to a wide range of environmental, safety and other regulatory matters. Although the Company believes that it is in compliance in all material respects with all applicable environmental laws and regulations, the Company could be adversely affected by increased costs due to more strict pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely impact the Company's products and activities, including processing, storage and transportation. Federal and state agencies also could impose additional safety requirements, any of which could affect profitability. In addition, there are risks of accidental releases or spills associated with the Company's operations, and there can be no assurance that material costs and liabilities will not be incurred, including those relating to claims for damages to property and persons.

 The Company Depends Upon Its Key Personnel

  The Company believes that its success has been dependent to a significant extent upon the efforts and abilities of EPCO's senior management team and in particular Dan Duncan, Chairman of the Board (age 65) and O.S. Andras, President and Chief Executive Officer (age 62). The failure by EPCO to retain the key members of its senior management team, or to implement a succession plan to prepare qualified individuals to join the senior management team upon the retirement of Mr. Duncan and Mr. Andras, could materially adversely affect the financial condition or results of operations of the Company. The Company does not have employment contracts with any of its key personnel and does not maintain any life insurance for such persons.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

  The General Partner will make all decisions relating to the management of the Company. EPCO owns all of the issued and outstanding equity interests of the General Partner and upon the closing of this offering, a wholly-owned subsidiary of EPCO will own Common Units and Subordinated Units representing a combined 81.4% limited partner interest in the Company. Certain conflicts of interest exist and may arise in the future as a result of the relationships between the General Partner, EPCO and their affiliates, on the one hand, and the Company and the Unitholders not affiliated with the General Partner, on the other hand. The directors and officers of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to its members. At the same time, the General Partner has a fiduciary duty to manage the Company in a manner beneficial to the Company and the Unitholders. The Partnership Agreement contains provisions that allow the General Partner to take into account the interests of parties in addition to the Company in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the General Partner to its members may, therefore, come into conflict with the duties of the General Partner to the Company and the Unitholders. Conflicts of interest might arise with respect to the following matters, among others:

    (i) Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, asset sales or acquisitions, issuances of additional partnership securities and the creation, reduction or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the General Partner may have the effect of enabling the General Partner and its affiliates to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

    (ii) The Company will not have any employees and will rely solely on employees of EPCO.

    (iii) Under the terms of the Partnership Agreement, the Company will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Company, including certain costs incurred pursuant to the EPCO Agreement.

    (iv) Whenever possible, the General Partner intends to limit the Company's liability under contractual arrangements to all or particular assets of the Company, with the other party thereto to have no recourse against the General Partner or its assets.

    (v) Any agreements between the Company, on the one hand, and the General Partner and its affiliates, on the other, will not grant to the holders of Common Units, separate and apart from the Company, the right to enforce the obligations of the General Partner and such affiliates in favor of the Company. Therefore, the General Partner, in its capacity as the general partner of the Company, will be primarily responsible for enforcing such obligations.

    (vi) Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Company to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Company or entering into additional contractual arrangements with any of such entities on behalf of the Company, although there will be certain limits on the fees that can be paid to EPCO pursuant to the EPCO Agreement. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Company, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

    (vii) The General Partner may exercise its right to call for and purchase Common Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Company.

    (viii) The Common Unitholders have not been represented by counsel in connection with this offering, and the attorneys, independent public accountants and others who have performed services for the Company in connection with this offering have been retained by the General Partner, its affiliates and the Company (and may continue to be so retained following this offering).

    (ix) The Partnership Agreement provides that the General Partner will generally be restricted from engaging in any business activities other than those incidental to its ownership of interests in the Company. On the other hand, except for the restrictions set forth in the EPCO Agreement, EPCO and its affiliates (other than the General Partner) will be free to engage in any type of business or activity whatsoever, including those that may be in direct competition with the Company. Pursuant to the EPCO Agreement, for so long as the General Partner is an affiliate of EPCO, EPCO and its affiliates will be prohibited from engaging in any business or activity within North America that is of the type conducted by EPCO and its affiliates as of May 31, 1998 (other than businesses or activities of the type associated with the Retained Assets), unless EPCO or such affiliate has first presented the opportunity to engage in such business or activity to the Company, the General Partner has elected not to have the Company pursue such opportunity and the Audit and Conflicts Committee has approved such decision.

  Unless provided for otherwise in a partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Company or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partner and its affiliates that might otherwise be prohibited, including those described in clauses (i)-(ix) above, and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Company or the Unitholders if the resolution of such conflict is fair and reasonable to the Company. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty.

  The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its affiliates and its officers and directors will not be liable for monetary damages to the Company, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith. In addition, the Company is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the General Partner) not opposed to, the best interests of the Company and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

  The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partner that would be in effect under common law were it not for the Partnership Agreement. See "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest."

TAX RISKS

  For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see "Tax Considerations."

 Tax Treatment is Dependent on Partnership Status

  The availability to a Common Unitholder of the federal income tax benefits of an investment in the Company depends on the classification of the Company as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Company have made representations, Counsel is of the opinion that, under current law, the Company will be classified as a partnership for federal income tax purposes. No ruling from the IRS as to classification of the Company as a partnership has been or is expected to be requested. Instead, the Company intends to rely on such opinion of Counsel (which is not binding on the IRS). Based on the representations of the Company and the General Partner and a review of applicable legal authorities, Counsel is of the opinion that at least 90% of the Company's gross income is income derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource or other items of "qualifying income," within the meaning of Section 7704 of the Code. Whether the Company will continue to be classified as a partnership in part depends, therefore, on the Company's ability to meet this qualifying income test in the future. See "Tax Considerations--Partnership Status."

  If the Company were classified as an association taxable as a corporation for federal income tax purposes, the Company would pay tax on its income at corporate rates (currently a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses, deductions or credits would flow through to the Unitholders. Because a tax would be imposed upon the Company as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Company as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and, thus, would likely result in a substantial reduction in the market value of the Common Units. See "Tax Considerations--Partnership Status."

  There can be no assurance that the law will not be changed so as to cause the Company to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Company to taxation as a corporation or otherwise subjects the Company to entity-level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Company. See "Cash Distribution Policy-- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

 No IRS Ruling With Respect to Tax Consequences

  No ruling has been requested from the IRS with respect to classification of the Company as a partnership for federal income tax purposes, whether the Company's operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting the Company. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partner.

 Tax Liability Exceeding Cash Distributions

  A Unitholder will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Company's income, whether or not he receives cash distributions from the Company. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Company or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See "Tax Considerations--Tax Consequences of Unit Ownership" and "--Disposition of Common Units."

 Ownership of Common Units by Tax-Exempt Organizations and Certain Other
Investors

  Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, much of the taxable income derived from the ownership of a Common Unit by most organizations exempt from federal income tax (including IRAs and other retirement plans) will be unrelated business taxable income and, thus, will be taxable to such a Unitholder. See "Tax Considerations--Uniformity of Units" and "--Tax-Exempt Organizations and Certain Other Investors."

 Limitation on Deductibility of Losses

  In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), losses generated by the Company, if any, will only be available to offset future income generated by the Company and cannot be used to offset income from other activities, including other passive activities or investments. Passive losses that are not deductible because they exceed the Unitholder's income generated by the Company may be deducted in full when the Unitholder disposes of his entire investment in the Company to an unrelated party in a fully taxable transaction. Net passive income from the Company may be offset by unused Company losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly-traded partnerships. See "Tax Considerations--Tax Consequences of Unit Ownership--Limitations on Deductibility of Company Losses."

 Tax Shelter Registration; Potential IRS Audit

  The Company has applied for registration with the Secretary of the Treasury as a "tax shelter." No assurance can be given that the Company will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% interest in the Company to participate in the income tax audit process are very limited. Further, any adjustments in the Company's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of Unitholders' tax returns and adjustments of items unrelated to the Company. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return. Registration as a tax shelter may increase the risk of an audit.

 Possible Loss of Tax Benefits Relating to Non-uniformity of Common Units and
   Nonconforming Depreciation Conventions

  Because the Company cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Company will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See "Tax Considerations--Uniformity of Units."

 State, Local and Other Tax Considerations

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the Company does business or owns property. A Unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Company does business or owns property and may be subject to penalties for failure to comply with those requirements. The Company will initially own property and conduct business in Alabama, Louisiana, Mississippi and Texas. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Company. See "Tax Considerations--State, Local and Other Tax Considerations."

 Changes in Federal Income Tax Laws

  The TRA of 1997 alters the tax reporting system and the deficiency collection system applicable to large partnerships that elect to have the provisions apply and makes certain additional changes to the treatment of large partnerships. The legislation contained in the TRA of 1997 is generally intended to simplify the administration of the tax rules governing large partnerships. See "Tax Considerations--Tax Consequences of Unit Ownership." It is not expected that the Company will elect to have these provisions apply because of the cost of their application.

  The TRA of 1997 also affects the taxation of certain financial products, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enter into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related party then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters in transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. See "Tax Considerations--Disposition of Common Units."

 Tax Gain or Loss on Disposition of Common Units

  A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of Company nonrecourse liabilities) and his adjusted tax basis in such Common Units (which also includes his share of Company nonrecourse liabilities). Thus, prior Company distributions in excess of cumulative net taxable income in respect of a Common Unit that decreased a Unitholder's adjusted tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's adjusted tax basis in such Common Unit, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income. Furthermore, should the IRS successfully contest certain conventions to be used by the Company, a Unitholder could realize more gain on the sale of Units than would be the case under such conventions without the benefit of decreased income in prior years.

 Reporting of Company Tax Information and Risk of Audits

  The Company will furnish each holder of Common Units with a Schedule K-1 that sets forth his share of Company income, gains, losses, deductions and credits. In preparing these schedules, the Company will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Company's tax return may be audited, and any such audit could result in an audit of a Unitholder's individual tax return as well as increased liabilities for taxes because of adjustments resulting from such audit.

                               THE TRANSACTIONS

GENERAL

  In connection with this offering, the Company has or will become the owner of all of EPCO's businesses and assets, except for the Retained Assets (as defined below). In addition, the Company has or will assume certain of the liabilities associated with such businesses and assets and will issue Common Units and Subordinated Units to a wholly-owned subsidiary of EPCO. The Company will issue the Common Units offered hereby and will contribute the net proceeds from such offering to the Operating Partnership. The Operating Partnership will use the net proceeds from such offering in the manner described below under "Use of Proceeds." Following this offering, a wholly-owned subsidiary of EPCO will own 34,004,974 Common Units and 21,269,838 Subordinated Units, representing a 50.1% limited partner interest and a 31.3% limited partner interest, respectively, in the Company and the Operating Partnership on a combined basis. In addition, the General Partner will own a combined 2% general partner interest in the Company and the Operating Partnership.

RETAINED ASSETS AND LIABILITIES

  EPCO and its affiliates will retain ownership of, and will not contribute to the Company, (i) all of the assets and liabilities associated with its trucking operations, (ii) EPCO's general partnership interest in Mont Belvieu Associates and any related management rights of EPCO as a general partner and a 1% economic interest in such partnership, (iii) EPCO's general partnership interest in BEF and any related management rights of EPCO as a general partner, (iv) EPCO's interest in a Canadian company that markets NGL products,
(v) EPCO's interests in American Enterprise Insurance, Ltd., a wholly-owned Bermuda captive insurance company, (vi) EPCO's interest as "lessee" under the Retained Leases (as defined below) and (vii) certain other immaterial properties, assets and interests (such retained assets and interests being herein referred to as the "Retained Assets"). The Retained Assets are not material to the profitability of the businesses currently conducted by EPCO. The Company and EPCO have entered into a transportation agreement so that the Company will have access to the trucking assets and operations necessary to conduct its business. In addition, EPCO will retain all liabilities with respect to, and the Company will not assume any liabilities with respect to,
(i) certain bank indebtedness; (ii) the Retained Leases; and (iii) all litigation to which EPCO or any of its affiliates are parties that is pending upon the closing of the Transactions. The Retained Leases include operating leases relating to (i) an isomerization unit, (ii) one deisobutanizer tower,
(iii) two cogeneration units and (iv) 100 railcars. EPCO will assign its rights to purchase the facilities and equipment covered by the Retained Leases to the Company.

EPCO AGREEMENT

  In connection with the Transactions, EPCO, the General Partner and the Company will enter into the EPCO Agreement pursuant to which (i) EPCO will agree to manage the business and affairs of the Company and the Operating Partnership; (ii) EPCO will agree to employ the operating personnel involved in the Company's business for which EPCO will be reimbursed by the Company at cost; (iii) the Company and the Operating Partnership will agree to participate as named insureds in EPCO's current insurance program, and costs will be allocated among the parties on the basis of formulas set forth in the agreement; (iv) EPCO will agree to grant an irrevocable, non-exclusive worldwide license to all of the trademarks and tradenames used in its business to the Company; (v) EPCO will agree to indemnify the Company against any losses resulting from certain lawsuits; and (vi) EPCO will agree to sublease all of the equipment which it holds pursuant to the Retained Leases to the Company for $1 per year and assign its purchase options under such leases to the Company. Pursuant to the EPCO Agreement, EPCO will be reimbursed at cost for all expenses that it incurs in connection with managing the business and affairs of the Company, except that EPCO will not be entitled to be reimbursed for any selling, general and administrative expenses. In lieu of reimbursement for such selling, general and administrative expenses, EPCO will be entitled to receive an annual administrative services fee that will initially equal $12.0 million. The General Partner, with the approval and consent of the Audit and Conflicts Committee, will have the right to agree to increases in such administrative services fee of up to 10% each year during the 10-year term of the EPCO Agreement and may agree to further increases in such fee in connection with expansions of the Company's operations through the construction of new facilities or the completion of acquisitions that require additional management personnel.

BANK CREDIT FACILITY

  In connection with this offering, the Company will enter into a $200.0 million bank credit facility that includes a $50.0 million working capital facility and a $150.0 million revolving term loan facility. In connection with the closing of this offering, the Company expects to borrow approximately $89.2 million under the revolving term loan facility. For additional information regarding the terms of the bank credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Bank Credit Facility."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Units offered hereby will be approximately $232.5 million (assuming an initial public offering price of $22.25 per Common Unit), after deducting underwriting discounts and commissions and estimated offering expenses. The Company will contribute such proceeds to the Operating Partnership, which will use such proceeds, together with borrowings of $89.2 million under its new bank credit facility, (i) to repay approximately $238.2 million of indebtedness (including related make-whole amounts) assumed by the Operating Partnership in connection with the Transactions, (ii) to purchase approximately $33.8 million of participation interests in the indebtedness of two of the Company's joint ventures (the "Loan Participations"), (iii) to fund the Company's investment of approximately $46.5 million in new joint venture projects and (iv) for general partnership purposes, including the payment of accrued interest on the indebtedness to be repaid.

  The following table describes the sources and uses of funds from the Transactions as of July 1, 1998:

                                                                     AMOUNT
                          SOURCE OF FUNDS                         (IN MILLIONS)
                          ---------------                         -------------
   Sale of Common Units..........................................    $250.3
   Borrowings under Bank Credit Facility.........................      89.2
                                                                     ------
     Total.......................................................    $339.5
                                                                     ======
                            USE OF FUNDS
                            ------------
   Repay Secured Notes...........................................    $ 52.5
   Repay Senior Notes............................................     162.5
   Repay Subordinated Notes......................................       3.0
   Pay Make-Whole Amounts........................................      20.2
   Purchase Participation Interest in Bank Indebtedness of
    Belvieu Environmental Fuels..................................      26.1
   Purchase Participation Interest in Bank Indebtedness of Mont
    Belvieu Associates...........................................       7.7
   Investments in New Projects...................................      46.5
   Underwriting Commissions and Offering Expenses................      17.8
   General Partnership Purposes and Accrued Interest.............       3.2
                                                                     ------
     Total.......................................................    $339.5
                                                                     ======

  The Secured Notes consist of five separate series of secured notes with interest rates ranging from 8.82% to 12.10% per annum. Each series requires the payment of annual installments of principal. The Secured Notes have due dates ranging from January 31, 1999 to July 1, 2004. The Senior Notes consist of seven separate series of senior notes with interest rates ranging from 8.04% to 12.10% per annum. Each series requires the payment of annual installments of principal. The Senior Notes have due dates ranging from May 15, 1999 to September 28, 2007. The Subordinated Notes consist of one series of notes due April 30, 2000. The Subordinated Notes bear interest at the rate of 9.30% per annum plus contingent interest based on the operating income of EPCO. The Company is required to pay a "make-whole amount" to the holders of the Secured Notes and the Senior Notes if the Company elects to redeem such debt prior to its maturity. The "make-whole amounts" are based on an implied return to maturity for early redemption.

  The Loan Participations consist of interests in the bank debt of Mont Belvieu Associates and BEF. The Company will acquire a 60% participation interest in the Mont Belvieu Associates loan. This loan had an outstanding principal amount as of July 1, 1998 of $12.8 million, requires payment of monthly installments of principal and interest, bears interest at a floating rate per annum of LIBOR plus 0.75% and is due on December 31, 2001. The Company will also acquire a 33 1/3% participation interest in the BEF loan. This loan had an outstanding principal amount as of July 1, 1998 of $78.3 million, requires payment of quarterly installments of principal and interest, bears interest at the floating rate per annum of LIBOR plus 0.875% and is due on May 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources-- Distributions from Unconsolidated Affiliates; Loan Participations."

  The Operating Partnership will use approximately $46.5 million of the proceeds from this offering to finance the Company's new projects which include the Baton Rouge Fractionator, Tri-States Pipeline, Wilprise Pipeline and the NGL Product Chiller. See "Business and Properties--NGL Fractionation" and "--Other Businesses."

  The Company will use any proceeds from the exercise of the Underwriters' over-allotment option to repay indebtedness under its bank credit facility.

                                CAPITALIZATION

  The following table sets forth: (i) the capitalization of the Company as of March 31, 1998, (ii) the pro forma adjustments required to reflect the Transactions, including the sale of the Common Units offered hereby (assuming an initial public offering price of $22.25 per Common Unit) and the application of the net proceeds therefrom as described in "Use of Proceeds," and (iii) the pro forma capitalization of the Company as of March 31, 1998 after giving effect thereto. The table should be read together with the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus.

                                                    AS OF MARCH 31, 1998
                                             ----------------------------------
                                                         PRO FORMA
                                                        ADJUSTMENTS  PRO FORMA
                                             HISTORICAL (UNAUDITED) (UNAUDITED)
                                             ---------- ----------- -----------
                                                       (IN THOUSANDS)
Long-term debt (including current portion):
  Secured Notes.............................  $ 62,521   $(62,521)   $     --
  Senior Notes..............................   160,345   (160,345)         --
  Subordinated Notes........................     4,497     (4,497)         --
  Bank credit facility......................        --     89,200      89,200
                                              --------   --------    --------
    Total indebtedness......................   227,363   (138,163)     89,200
                                              --------   --------    --------
Minority interest...........................     3,147      2,427       5,574
                                              --------   --------    --------
Combined equity.............................   342,885   (342,885)         --
Partners' equity:
  Common Units..............................        --    425,539     425,539
  Subordinated Units........................        --    120,736     120,736
  General partner interest..................        --      5,574       5,574
                                              --------   --------    --------
    Total partners' and combined equity.....   342,885    208,964     551,849
                                              --------   --------    --------
    Total capitalization....................  $573,395   $ 73,228    $646,623
                                              ========   ========    ========

                                   DILUTION

  On a pro forma basis as of March 31, 1998, after giving effect to the Transactions, the net tangible book value was $551.8 million or $8.13 per Common Unit. Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value per Common Unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per Common Unit..............       $22.25
Net tangible book value per Unit before the offering (a)(b)........  6.04
Increase in net tangible book value per Common Unit attributable to new investors.....................................................  2.09
                                                                     ----
Less: Pro forma net tangible book value per Common Unit after the
 offering (b)(c)...................................................         8.13
                                                                          ------
Immediate dilution in net tangible book value per Common Unit to
 new investors.....................................................       $14.12
                                                                          ======

--------

(a) Determined by dividing the number of Units (34,004,974 Common Units and 21,269,838 Subordinated Units and the combined 2% interest of the General Partner having a dilutive effect equivalent to 1,357,649 Units) to be issued to EPCO and the General Partner for the contribution of the assets of EPCO to the Company into the net tangible book value of the contributed assets and liabilities.
(b) The net tangible book value does not include amounts attributable to unamortized debt costs.

(c) Determined by dividing the total number of Units (45,254,974 Common Units, 21,269,838 Subordinated Units and the combined 2% interest of the General Partner having a dilutive effect equivalent to 1,357,649 Units) to be outstanding after the offering made hereby, into the pro forma net tangible book value of the Company allocable to such Units, after giving effect to the application of the net proceeds of this offering.

  The following table sets forth the number of Units issued by the Company and the total consideration contributed by the General Partner and its affiliates in respect of their Units and by purchasers of Common Units in this offering upon the consummation of the Transactions:

                                           UNITS ACQUIRED   TOTAL CONSIDERATION
                                         ------------------ --------------------
                                           NUMBER   PERCENT   AMOUNTS    PERCENT
                                         ---------- ------- ------------ -------
General Partner and its affiliates(a)... 56,632,461   83.4% $341,937,000   57.7%
New Investors........................... 11,250,000   16.6   250,312,500   42.3
                                         ----------  -----  ------------  -----
                                         67,882,461  100.0% $592,249,500  100.0%
                                         ==========  =====  ============  =====

--------

(a) After giving effect to the Transactions, EPCO will own an aggregate of 55,274,812 Common Units and Subordinated Units and the General Partner will own the combined 2% interest in the Company having a dilutive effect equivalent to 1,357,649 Units. Total consideration for EPCO and the General Partner represents the book value (excluding amounts attributable to unamortized debt costs) at March 31, 1998 of $341.9 million.

                           CASH DISTRIBUTION POLICY

GENERAL

  The Company will distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash is defined in the Glossary and generally means, with respect to any quarter of the Company, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the Company's business, (ii) comply with applicable law or any Company debt instrument or other agreement or (iii) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters.

  Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partner, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "--Quarterly Distributions of Available Cash."

  Operating Surplus is defined in the Glossary and refers generally to (a) the sum of (i) the cash balance of the Company on the date the Transactions close (excluding $46.5 million expected to be spent from the proceeds of this offering on new projects), (ii) all cash receipts of the Company from its operations since the closing of the Transactions (excluding cash receipts from Interim Capital Transactions, except for up to $60 million of such cash receipts from Interim Capital Transactions that the General Partner designates as Operating Surplus), less (b) the sum of (i) all Company operating expenses,
(ii) debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), (iii) maintenance capital expenditures and (iv) reserves established for future Company operations, in each case since the closing of the Transactions. Capital Surplus is also defined in the Glossary and will generally be generated only by borrowings (other than borrowings for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets all as disposed of in the ordinary course of business).

  To avoid the difficulty of trying to determine whether Available Cash distributed by the Company is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Company from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Company equals the Operating Surplus as of the end of the quarter prior to such distribution. Any Available Cash in excess of such amount (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly.

  If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the initial public offering price of the Common Units (the "Initial Unit Price"), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Company does not anticipate that there will be significant distributions from Capital Surplus.

  The Subordinated Units are a separate class of interests in the Company, and the rights of holders of such interests to participate in distributions to partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partner and to the holders of Common Units, and may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, and other factors discussed below.

  The Incentive Distributions represent the right of the General Partner to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed in excess of the payments made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any, and the related 2% distribution to the General Partner.

  Subject to the limitations described under "The Partnership Agreement-- Issuance of Additional Securities," the Company has the authority to issue additional Common Units or other equity securities of the Company for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion and without the approval of the Unitholders. It is possible that the Company will fund acquisitions of assets or other capital projects through the issuance of additional Common Units or other equity securities of the Company. Holders of any additional Common Units issued by the Company will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Company. In addition, the issuance of additional Partnership Interests may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Company. The General Partner will be required to make an additional capital contribution to the Company or the Operating Partnership (including in connection with the exercise of the over-allotment option) in connection with the issuance of additional Partnership Interests.

  The discussion in the sections below indicates the percentages of cash distributions required to be made to the General Partner and the holders of Common Units and the circumstances under which holders of Subordinated Units are entitled to receive cash distributions and the amounts thereof. For a discussion of Available Cash from Operating Surplus on a pro forma basis, see "Cash Available for Distribution."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

  The Company will make distributions to its partners with respect to each quarter of the Company prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Company expects to make distributions of all Available Cash within approximately 45 days after the end of each quarter, commencing with the quarter ending September 30, 1998, to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of this offering through September 30, 1998 will be adjusted downward based on the actual length of such period. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to certain other adjustments as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. This subordination feature will enhance the Company's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will be converted on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

  The Subordination Period will generally extend from the closing of this offering until the first day of any quarter beginning after June 30, 2003 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods,
(ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such period on a fully diluted basis and the related distribution on the general partner interests in the Company and the Operating Partnership and (iii) there are no outstanding Common Unit Arrearages.

  Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 2001 with respect to one-quarter of the Subordinated Units (5,317,460 Subordinated Units), and (b) June 30, 2002 with respect to one-quarter of the Subordinated Units (5,317,460 Subordinated Units), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such period on a fully diluted basis and the related distribution on the general partner interests in the Company and the Operating Partnership and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

  Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed as the general partner of the Company under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest into Common Units or to receive cash in exchange for such interests.

  Adjusted Operating Surplus for any period generally means Operating Surplus generated during such period, less (a) any net increase in working capital borrowings during such period and (b) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and plus (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Operating Surplus generated during a period is equal to the difference between (i) the Operating Surplus determined at the end of such period and (ii) the Operating Surplus determined at the beginning of such period.

  Distributions by the Company of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

    first, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

    second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

    third, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

    thereafter, in the manner described in "--Incentive Distributions-- Hypothetical Annualized Yield" below.

  The above references to the 2% of Available Cash from Operating Surplus distributed to the General Partner are references to the amount of the percentage interest in distributions from the Company and the Operating Partnership of the General Partner (exclusive of its or any of its affiliates' interests as holders of Common Units or Subordinated Units). The General Partner will own a 1% general partner interest in the Company and a 1.0101% general partner interest in the Operating Partnership. With respect to any Common Unit, the term "Common Unit Arrearages" refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit issued in this offering, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

  Distributions by the Company of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

    first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

    thereafter, in the manner described in "--Incentive Distributions-- Hypothetical Annualized Yield" below.

INCENTIVE DISTRIBUTIONS--HYPOTHETICAL ANNUALIZED YIELD

  For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partner in the following manner:

    first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.506 for such quarter in respect of each outstanding Unit (the "First Target Distribution");

    second, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.617 for such quarter in respect of each outstanding Unit (the "Second Target Distribution");

    third, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.784 for such quarter in respect of each outstanding Unit (the "Third Target Distribution"); and

    thereafter, 50% to all Unitholders, pro rata, and 50% to the General
  Partner.

  The distributions to the General Partner set forth above that are in excess of its aggregate 2% general partner interest represent the Incentive Distributions.

  The following table illustrates the percentage allocation of the additional Available Cash from Operating Surplus between the Unitholders and the General Partner up to the various Target Distribution Levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each Target Distribution Level. For purposes of the following table, the annualized percentage yield is calculated on a pretax basis assuming that (i) the Common Unit was purchased at an amount equal to an assumed initial public offering price of $22.25 per Common Unit and (ii) the Company distributed each quarter during the first year following the investment the amount set forth under the column "Total Quarterly Distribution Target Amount." The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Common Unit Arrearages. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the General Partner and the Unitholders in any Available Cash from Operating Surplus distributed up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until Available Cash distributed reaches the next Target Distribution Level, if any. The percentage interests shown for the Unitholders and the General Partner for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution.

                                                             MARGINAL PERCENTAGE
                                      TOTAL                      INTEREST IN
                                    QUARTERLY                   DISTRIBUTIONS
                                   DISTRIBUTION HYPOTHETICAL -------------------
                                      TARGET     ANNUALIZED              GENERAL
                                      AMOUNT       YIELD     UNITHOLDERS PARTNER
                                   ------------ ------------ ----------- -------
Minimum Quarterly Distribution....    $0.450       8.09%          98%        2%
First Target Distribution.........    $0.506       9.09%          98%        2%
Second Target Distribution........    $0.617       11.09%         85%       15%
Third Target Distribution.........    $0.784       14.09%         75%       25%
Thereafter........................ above $0.784 above 14.09%      50%       50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

  Distributions by the Company of Available Cash from Capital Surplus will be made in the following manner:

    first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Company has distributed, in respect of each outstanding Common Unit issued in this offering, Available Cash from Capital Surplus in an aggregate amount per Common Unit equal to the Initial Unit Price;

    second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Company has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

    thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

  As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital (as defined in the Glossary) of the Common Units immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may make it more likely that Subordinated Units will be converted into Common Units (whether pursuant to the termination of the Subordination Period or to the provisions permitting early conversion of some Subordinated Units) and may accelerate the dates at which such conversions occur.

  When "payback" of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partner will be entitled thereafter to receive 50% of all distributions of Available Cash in its capacity as General Partner (in addition to any distributions to which it or its affiliates may be entitled as holders of Units).

  Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

  In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

  The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Company to become taxable as a corporation or otherwise subjects the Company to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Company is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Company is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Company was not previously subject to state and local income tax, if the Company were to become taxable as an entity for federal income tax purposes and the Company became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

  Following the commencement of the dissolution and liquidation of the Company, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Company in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partner in accordance with their respective capital account balances as so adjusted.

  Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Company, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus, net losses recognized upon liquidation of the Company will be allocated to the holders of the Subordinated Units to the extent of their capital account balances before any loss is allocated to the holders of the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partner and any Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit

Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Company to enable the holders of Common Units to fully recover all of such amounts, even though there may be cash available after such allocation for distribution to the holders of Subordinated Units.

  The manner of such adjustment is as provided in the Partnership Agreement, the form of which is included as Appendix A to this Prospectus. If the liquidation of the Company occurs before the end of the Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

    first, to the General Partner and the holders of Units having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

    second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit, (ii) the amount of the Minimum Quarterly Distribution for the quarter during which liquidation of the Company occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

    third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the capital account for each Subordinated Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Subordinated Unit and (ii) the amount of the Minimum Quarterly Distribution for the quarter during which the liquidation of the Company occurs;

    fourth, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been allocated under this paragraph fourth an amount per Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Company's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that were distributed 98% to the Unitholders, pro rata, and 2% to the General Partner for each quarter of the Company's existence;

    fifth, 85% to the Unitholders, pro rata, and 15% to the General Partner, until there has been allocated under this paragraph fifth an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Company's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that were distributed 85% to the Unitholders, pro rata, and 15% to the General Partner for each quarter of the Company's existence;

    sixth, 75% to all Unitholders, pro rata, and 25% to the General Partner, until there has been allocated under this paragraph sixth an amount per Unit equal to (a) the sum of the excess of the Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Company's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that were distributed 75% to the Unitholders, pro rata, and 25% to the General Partner for each quarter of the Company's existence; and

    thereafter, 50% to all Unitholders, pro rata, and 50% to the General
  Partner.

  If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses
(ii) and (iii) of paragraph second above and all of paragraph third above will no longer be applicable.

  Upon liquidation of the Company, any loss will generally be allocated to the General Partner and the Unitholders as follows:

    first, 98% to holders of Subordinated Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner, until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

  second, 98% to the holders of Common Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner, until the capital accounts of the Common Unitholders have been reduced to zero; and

    thereafter, 100% to the General Partner.

  If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph first above will no longer be applicable.

  In addition, interim adjustments to capital accounts will be made at the time the Company issues additional partnership interests in the Company or makes distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partner in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional partnership interests in the Company, distributions of property by the Company, or upon liquidation of the Company, will be allocated in a manner which results, to the extent possible, in the capital account balances of the General Partner equaling the amount which would have been the General Partner's capital account balances if no prior positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

  The Company believes that, if its assumptions about operating conditions are realized, the Company should have sufficient Available Cash from Operating Surplus (including uncommitted cash on hand and borrowings under its working capital facility) to enable the Company to distribute the Minimum Quarterly Distribution on the Common Units and Subordinated Units to be outstanding immediately after the consummation of this offering, and the related distribution on the combined 2% interest of the General Partner, with respect to each of its quarters at least through the quarter ending June 30, 2001. The Company's belief is based on a number of assumptions, including assumptions that (i) total operating margins generated from the Company's existing assets will remain generally consistent with total margins recognized by the Company in 1997; (ii) the Company's identified new projects will become operational as scheduled and will result in anticipated levels of operating margins; (iii) the Company will not experience any significant accidents or business interruptions, regardless of whether such accidents or interruptions are covered by insurance; (iv) there will be no regulatory changes that materially adversely affect the Company's operations; and (v) market conditions in the NGL industry and general economic conditions will not change substantially. Although the Company believes such assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Company and cannot be predicted with any degree of certainty. If the Company's assumptions are not realized, Available Cash from Operating Surplus generated by the Company could be substantially less than that currently expected and could, therefore, be insufficient to permit the Company to make cash distributions at the levels described above. For example, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--First Quarter 1998 Compared with First Quarter 1997," the Company's results of operations in the first quarter of 1998 were substantially weaker than the first quarter of 1997 principally as a result of reduced operating margins in the isomerization and propylene fractionation businesses. During the second quarter of 1998, the Company has experienced isomerization operating margins which are comparable to isomerization margins earned in the second quarter of 1997. However, operating margins in the propylene business remain weak, and there can be no assurance that the improvements in the isomerization business will be sustained. Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Company does not intend to update the expression of belief set forth above. See "Cash Distribution Policy."

  The approximate amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and the related distribution on the combined 2% interest of the General Partner is as follows:

                                                   OVER-ALLOTMENT OVER-ALLOTMENT
                                                   OPTION IS NOT    OPTION IS
                                                     EXERCISED      EXERCISED
                                                   -------------- --------------
                                                           (IN MILLIONS)
      Common Units................................     $ 81.5         $ 84.5
      Subordinated Units..........................       38.3           38.3
      General Partner Interest....................        2.4            2.5
                                                       ------         ------
          Total...................................     $122.2         $125.3
                                                       ======         ======

  The amount of pro forma Available Cash from Operating Surplus generated during 1997 was approximately $122.2 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for 1997 on all of the Units and the related distribution on the general partner interest. The amount of pro forma Available Cash from Operating Surplus generated during the twelve months ended March 31, 1998 was approximately $104.1 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for such period on all of the Common Units, but would have been insufficient by approximately $18.1 million to cover the Minimum Quarterly Distribution on all the Subordinated Units and the related distribution on the general partner interest. The amounts of pro forma Available Cash from Operating Surplus were derived in the manner set forth in Appendix D. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Company had the Transactions actually been completed as of the dates indicated. Furthermore, Available

Cash from Operating Surplus as defined in the Partnership Agreement is a cash accounting concept, while the Company's historical and pro forma financial statements have been prepared on an accrual basis. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that might in fact have been generated by the Company had it been formed in earlier periods. For definitions of Available Cash and Operating Surplus, see the Glossary.

        SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

  The following table sets forth for the periods and at the dates indicated, selected historical and pro forma financial and operating data for the Company. The selected historical income statement data for each of the three years in the period ended December 31, 1997 and the selected balance sheet data for each of the two years in the period ended December 31, 1997 are derived from the Company's audited financial statements included elsewhere in this Prospectus and should be read in conjunction therewith. The selected historical data for the three-month periods ending March 31, 1997 and 1998 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus and should be read in conjunction therewith. In the Company's opinion, each of the unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the unaudited periods. The selected pro forma financial and operating data of the Company are derived from the unaudited pro forma consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction therewith. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations." The dollar amounts in the table below, except per Unit data, are in thousands.

                                                                                                               PRO FORMA
                                                                              PRO FORMA     THREE MONTHS      THREE MONTHS
                                    YEAR ENDED DECEMBER 31,                   YEAR ENDED   ENDED MARCH 31,       ENDED
                         --------------------------------------------------  DECEMBER 31, ------------------   MARCH 31,
                           1993      1994      1995      1996       1997         1997       1997      1998        1998
                         --------  --------  --------  --------  ----------  ------------ --------  --------  ------------
INCOME STATEMENT DATA:
 Revenues............... $551,054  $586,609  $790,080  $999,506  $1,020,281   $1,020,281  $255,652  $190,517    $190,517
 Operating costs and
  expenses..............  505,454   533,929   726,207   906,367     937,068      935,968   229,136   181,447     180,827
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Operating margin.......   45,600    52,680    63,873    93,139      83,213       84,313    26,516     9,070       9,690
 Selling, general and
  administrative
  expenses..............   21,768    17,826    22,250    24,227      23,060       12,000     6,636     5,754       3,000
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
Operating income........   23,832    34,854    41,623    68,912      60,153       72,313    19,880     3,316       6,690
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Interest expense.......  (26,131)  (25,411)  (27,567)  (26,310)    (25,717)      (5,993)   (5,967)   (6,734)     (1,498)
 Interest income........    1,809     2,477       554     2,705       1,934        5,230       587       275         927
 Equity in income of
  unconsolidated
  affiliates:
   Mont Belvieu
    Associates(1).......    3,095     7,257     6,167     6,004       6,377        6,377     1,352     1,947       1,947
   Belvieu Environmental
    Fuels(2)............       --        --     6,107     9,752       9,305        9,305     1,668       875         875
 Gain (loss) on sale of
  assets................       --     4,271     7,948        --        (155)        (155)       --        --          --
 Other income
  (expense), net........       38        45       305       364         793          793     1,065         2           2
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Income before minority
  interest..............    2,643    23,493    35,137    61,427      52,690       87,870    18,585      (319)      8,943
 Minority interest(3)...      (26)     (235)     (351)     (614)       (527)        (879)     (186)        3         (89)
                         --------  --------  --------  --------  ----------   ----------  --------  --------    --------
 Net income............. $  2,617  $ 23,258  $ 34,786  $ 60,813  $   52,163   $   86,991  $ 18,399  $   (316)   $  8,854
                         ========  ========  ========  ========  ==========   ==========  ========  ========    ========
 Net income per
  Unit(4)...............                                                      $     1.29                        $   0.13
                                                                              ==========                        ========
BALANCE SHEET DATA (AT
 PERIOD END):
 Net current assets
  (liabilities)(5)...... $ 12,113  $(11,849) $ (2,056) $(17,720) $  (25,407)  $  (30,942) $  6,241  $    557    $ 49,762
 Total assets...........  526,372   573,348   610,931   711,151     697,713      713,979   697,609   683,626     753,168
 Long-term debt.........  291,395   268,585   281,656   255,617     230,237           --   252,741   227,363      89,200
 Combined
  equity/Partner's
  equity................  158,001   189,366   198,815   266,021     311,885      559,861   297,441   342,885     551,849
OTHER FINANCIAL DATA:
 Cash flows from
  Operating Activities.. $ 24,326  $ 49,997  $ 12,212  $ 91,431  $   57,795   $       --  $ 15,666  $(35,989)   $     --
 Cash flows from
  Investing Activities..  (19,099)  (36,944)   (9,233)  (57,725)    (30,982)          --   (10,232)   (3,648)         --
 Cash flows from
  Financing Activities..  (18,166)  (21,973)   11,995   (24,930)    (26,551)          --    (8,353)   (8,234)         --
 EBITDA(6)..............   46,702    55,430    65,406    87,109      79,882       94,986    25,535     8,219      12,153
 EBITDA of
  unconsolidated
  affiliates(7).........    4,859     7,198    18,520    25,012      24,372       24,371     5,202     4,825       4,838
OPERATING DATA(8):
 Fractionation
   Production...........      145       158       158       166         189          189       170       207         207
   Volume from tolling
    operations..........      95%       94%       86%       90%         96%          96%       95%       96%         96%
 Isomerization
   Production...........       66        66        67        71          67           67        58        62          62
   Volume from tolling
    operations..........      66%       68%       86%       84%         92%          92%       88%       75%         75%
 MTBE
   Production...........       --         8        10        13          14           14        14        10          10
   Volume from tolling
    operations..........       --        --        --        --          --           --        --        --          --
 Propylene
  Fractionation
   Production...........       16        17        16        16          26           26        23        24          24
   Volume from tolling
    operations..........      36%       35%       35%       33%         47%          47%       30%       49%         49%

See notes on following page

(1) Consists of the Company's 49% economic interest in Mont Belvieu Associates, a general partnership that owns a 50% undivided interest in the NGL fractionation facilities operated by the Company at Mont Belvieu. The Company directly owns an additional 12.5% undivided interest in such NGL fractionation facilities, giving it an effective 37.0% economic interest in the facilities. The revenues and costs associated with this 12.5% interest are included in the Company's revenues and operating costs and expenses.

(2) Consists of the Company's 33 1/3% economic interest in BEF, a general partnership that owns the MTBE facility operated by the Company at Mont Belvieu.

(3) Reflects the General Partner's 1% minority interest in the Operating Partnership's net income.

(4) Net income per Unit is computed by dividing the limited partners' 99% interest in net income by the number of Units expected to be outstanding at the closing of this offering.

(5)  Excludes short-term debt and current maturities of long-term debt.

(6) EBITDA is defined as net income plus depreciation and amortization and interest expense less equity in income of unconsolidated affiliates. EBITDA should not be considered as an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating the Company's ability to make the Minimum Quarterly Distribution. Management uses EBITDA to assess the viability of projects and to determine overall rate of returns on alternative investment opportunities. Because EBITDA excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

(7) Represents the Company's pro rata share of net income plus depreciation and amortization and interest expense of the unconsolidated affiliates.

(8) Production volumes represent average daily production in thousands of barrels per day. Production volume for fractionation includes gross production volumes for the NGL fractionation facilities in which the Company owns an effective 37.0% economic interest. Production volume for MTBE reflects gross production volumes for the BEF facility in which the Company owns an undivided 33 1/3% economic interest. MTBE production at the BEF facility began in 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the historical financial condition and results of operations of the Company should be read in conjunction with the Company's historical and pro forma combined financial statements and the notes thereto included elsewhere in this Prospectus.

GENERAL

  The Company is a leading integrated provider of processing and transportation services to producers of NGLs and consumers of NGL products. The Company (i) fractionates mixed NGLs produced as by-products of oil and natural gas production into their component products: ethane, propane, isobutane, normal butane and natural gasoline; (ii) converts normal butane to isobutane through the process of isomerization; (iii) produces MTBE from isobutane and methanol; and (iv) transports NGL products to end users by pipeline and railcar. The Company also separates high purity propylene from refinery-sourced propane/propylene mix and transports high purity propylene to plastics manufacturers by pipeline. Products processed by the Company generally are used as feedstocks in petrochemical manufacturing, in the production of motor gasoline and as fuel for residential and commercial heating.

  The Company's processing operations are concentrated at Mont Belvieu, Texas. The facilities operated by the Company include (i) one of the largest NGL fractionation facilities in the United States with an average production capacity of 210,000 barrels per day; (ii) the largest butane isomerization complex in the United States with an average isobutane production capacity of 116,000 barrels per day; (iii) one of the largest MTBE production facilities in the United States with an average production capacity of 14,800 barrels per day; and (iv) two propylene fractionation units with an average combined production capacity of 30,000 barrels per day. The Company owns all of the assets at its Mont Belvieu facility except for the fractionation facility, in which it owns a 37.0% economic interest; one of the propylene fractionation units, in which it owns a 54.6% interest and leases the remaining interest; the MTBE plant, in which it owns a 33 1/3% economic interest; and one of its three isomerization units and one deisobutanizer tower which are held under long-term leases with purchase options. The Company owns and operates a network of approximately 500 miles of pipelines along the Gulf Coast and a fractionation facility in Petal, Mississippi with a capacity of 7,000 barrels per day. The Company also leases and operates one of only two commercial NGL import/export terminals on the Gulf Coast. As an integral part of providing processing and transportation services, the Company also owns and operates NGL storage wells with approximately 35 million barrels of capacity.

 NGL Fractionation

  The Company has been involved in the business of fractionating mixed NGLs since 1970. The Company has expanded throughput capacity over the years in response to increased demand for its processing services from the joint owners of its NGL fractionation facilities and other customers. The most recent capacity expansion was completed in November 1996 and increased capacity by 55,000 barrels per day to the current capacity of 210,000 barrels per day. The Company's interest in the operations of its NGL fractionation facilities at Mont Belvieu consists of a directly-owned 12.5% undivided interest and a 49.0% economic interest in Mont Belvieu Associates, which in turn owns a 50.0% undivided interest in such facilities. The Company's 12.5% interest is recorded as part of revenues and expenses, and its effective 24.5% economic interest is recorded as an equity investment in an unconsolidated subsidiary.

  The profitability of this business unit depends on the volume of mixed NGLs that the Company processes for its toll customers and the level of toll processing fees charged to its customers. The most significant variable cost of fractionation is the cost of energy required to operate the units and to heat the mixed NGLs to effect separation of the NGL products. The Company is able to reduce its energy costs by capturing excess heat and re-using it in its operations. Additionally, the Company's NGL fractionation processing contracts typically contain escalation provisions for cost increases resulting from increased variable costs, including energy costs.

 Isomerization

  The Company's butane isomerization complex is the largest in the United States and accounts for more than 70% of domestic commercial isobutane production capacity. The Company has operated this facility at approximately 60% capacity for the past several years.

  The profitability of this business unit depends on the volume of normal butane that the Company isomerizes into isobutane for its toll processing customers, the level of toll processing fees charged to its customers and the margins generated from selling isobutane to merchant customers. The Company's toll processing customers pay the Company a fee for isomerizing their normal butane into isobutane. In addition, the Company sells isobutane which it obtains by isomerizing normal butane into isobutane, fractionating mixed butane into isobutane and normal butane or purchasing isobutane in the spot market. The Company determines the optimal source for isobutane to meet sales obligations based on current and expected market prices for isobutane and normal butane, volumes of mixed butane held in inventory and estimated costs of isomerization and mixed butane fractionation.

  The Company purchases most of its imported mixed butane between the months of February and October. During these months, the Company is able to purchase imported mixed butanes at prices that are often at a discount to posted market prices. Because of its storage capacity, the Company is able to store these imports until the summer months when the spread between isobutane and normal butane typically widens or until winter months when the prices of isobutane and normal butane typically rise. Should this spread not materialize, or in the event absolute prices decline, margins generated from selling isobutane to merchant customers may be negatively affected.

 Propylene Fractionation

  The Company began its propylene fractionation operations in 1978 with a single unit and built a second unit in 1997 which approximately doubled its propylene fractionation capacity. The profitability of this business unit depends on the volumes of refinery-sourced propane/propylene mix that the Company processes for its toll customers, the level of toll processing fees charged to its customers and the margins associated with buying refinery-sourced propane/propylene mix and selling high purity propylene to meet sales contracts with non-tolling customers.

  The difference between feedstock costs and sales prices typically changes in periods of rising or falling high purity propylene prices. When the price of high purity propylene falls, generally as a result of reduced demand from the petrochemical industry, the market price of refinery-sourced propane/propylene mix typically declines accordingly. However, the Company's inventory costs for propane/propylene mix generally increase or decrease at a slower rate than market prices because the Company uses an average cost method of accounting for its feedstock inventory. As a result of the Company's sales prices declining faster than its average inventory costs during times of falling sales prices, the Company's propylene fractionation margins are reduced. In times of rising high purity propylene prices, the opposite effect occurs as the Company's average inventory cost increases at a slower rate than the market price for end product thereby increasing the Company's propylene fractionation margins.

 Pipelines

  The Company operates both interstate and intrastate NGL product and propylene pipelines. The Company's interstate pipelines are common carriers and must provide service to any shipper who requests transportation services at rates regulated by the Federal Energy Regulatory Commission ("FERC"). One of the Company's intrastate pipelines is a common carrier regulated by the State of Louisiana. The profitability of this business unit is primarily dependent on pipeline throughput volumes.

 Belvieu Environmental Fuels

  The Company owns a 33 1/3% economic interest in BEF, which owns the MTBE production facility that is operated by the Company and located at its Mont Belvieu complex. The Company's interest in BEF is accounted for using the equity method. Sun and Mitchell Energy each own a 33 1/3% interest in BEF, and Sun has entered into a contract with BEF under which Sun is required to take all of BEF's production of MTBE through May 2005. Under the terms of its agreement with BEF, through May 2000, Sun will pay the higher of a floor price (approximately $1.04 per gallon at December 31, 1997) or a market-based price for the first 193,450,000 gallons per contract year of production (equivalent to approximately 12,600 barrels per day) from the BEF facility, subject to quarterly adjustments on certain excess volumes. Sun will pay a market-based price for volumes produced in excess of 193,450,000 gallons per contract year. Since the contract year begins on June 1, if the facility produces at full capacity during the year it will reach 193,450,000 gallons of production near the end of March, and sales thereafter through the end of May will be at market-based prices. Generally, the price charged by BEF to Sun for the MTBE has been above the spot market price for MTBE. During 1997 and the first quarter of 1998, the average Gulf Coast spot market price for MTBE was $0.83 and $0.68 per gallon, respectively.

  Beginning in June 2000, Sun will continue to be obligated to purchase all of the production from the BEF facility but pricing on all volumes will be switched to market-based rates. The price of MTBE is affected by the demand for MTBE as an oxygenation additive for gasoline and the cost of its principal feedstocks (isobutane and methanol). If the floor price is higher than the market price in June 2000 and thereafter, the Company's equity income in BEF could be substantially reduced. See "Risk Factors--Risks Inherent in the Company's Business--The Profitability of the Company's Operations Depends Upon the Demand and Prices for the Company's Products--MTBE."

 Prepayment Penalties on Extinguishment of Debt

  The Company expects to incur a $20.2 million extraordinary loss in connection with the early extinguishment of debt assumed from EPCO in connection with the Transactions. The amount of the extraordinary loss is equal to the make-whole premiums payable in connection with the repayment of such debt and will be incurred in the quarter in which this offering is consummated.

 Selling, General and Administrative Expenses

  In connection with the Transactions, the Company, the General Partner and EPCO will enter into the EPCO Agreement pursuant to which EPCO will provide all of the Company's selling, general and administrative services. Pursuant to the EPCO Agreement, EPCO will be reimbursed at cost for all expenses that it incurs in connection with managing the business and affairs of the Company, except that EPCO will not be entitled to be reimbursed for any selling, general and administrative expenses. In lieu of reimbursement for such selling, general and administrative expenses, EPCO will be entitled to receive an annual administrative services fee that will initially equal $12.0 million. The General Partner, with the approval and consent of the Audit and Conflicts Committee, will have the right to agree to increases in such administrative services fee of up to 10% each year during the 10-year term of the EPCO Agreement and may agree to further increases in such fee in connection with expansions of the Company's operations through the construction of new facilities or the completion of acquisitions that require additional management personnel. As a result of the EPCO Agreement, amounts incurred historically for selling, general and administrative expenses are not representative of amounts that will be incurred by the Company in the future. See "The Transactions--EPCO Agreement" and "Unaudited Pro Forma Condensed Statements of Operations."

 Operating Leases

  Pursuant to the Retained Leases, EPCO leases one of its isomerization units, one deisobutanizer, two cogeneration units and 100 railcars. The Company will sublease these assets and have an option to purchase them upon the expiration of the lease terms. See "--Liquidity and Capital Resources--Retained Leases." EPCO has agreed to lease these assets to the Company for $1 per year in the aggregate for the remainder of the terms under the Retained Leases. During 1997, EPCO incurred approximately $13.3 million of expenses relating to the Retained Leases. As a result of the subleases, the Company's cash payments relating to the leased facilities and equipment will be eliminated; however, since the Retained Leases will be held by an affiliate, the full amount of the associated lease expenses to be paid by EPCO will be recorded as an expense on the Company's financial statements.

RESULTS OF OPERATIONS

  The Company's operating margins by business unit over the past three years were as follows:

                                                                  FIRST   FIRST
                                                                 QUARTER QUARTER
                                          1995    1996    1997    1997    1998
                                         ------- ------- ------- ------- -------
                                                     (IN THOUSANDS)
Operating Margin:
  NGL Fractionation..................... $ 2,846 $ 1,982 $ 2,801 $   547 $  841
  Isomerization.........................  22,351  51,068  38,286  16,808  2,654
  Propylene Fractionation...............  17,056  18,260  18,996   4,049  2,012
  Pipeline..............................   9,216  11,270  13,520   3,108  3,275
  Storage and Other Plants..............  12,404  10,559   9,610   2,004    288
                                         ------- ------- ------- ------- ------
    Total............................... $63,873 $93,139 $83,213 $26,516 $9,070
                                         ======= ======= ======= ======= ======

FIRST QUARTER 1998 COMPARED WITH FIRST QUARTER 1997

 Revenues; Costs and Expenses

  The Company's revenues decreased by 25.5% to $190.5 million in the first quarter of 1998 from $255.7 million in the first quarter of 1997. The Company's costs and operating expenses decreased by 20.8% to $181.4 million in the first quarter of 1998 from $229.1 million for the same period of 1997. Operating margin decreased by 65.8% to $9.1 million from $26.5 million from period to period, primarily reflecting reduced operating margins in isomerization and propylene fractionation.

  NGL Fractionation. The Company's operating margin for NGL fractionation increased by 53.7% to $0.8 million in the first quarter of 1998 from $0.5 million in the first quarter of 1997. Average daily fractionation volumes increased from 170,000 barrels per day to 207,000 barrels per day from quarter to quarter, primarily as a result of increased volumes from a joint owner's new gas processing plant which began operating in April 1997.

  Isomerization. The Company's operating margin for isomerization decreased by 84.2% to $2.7 million in the first quarter of 1998 from $16.8 million in the first quarter of 1997. Isobutane prices were unusually high in the first quarter of 1997. The Company's margins decreased as a result of the decline in marketing margins from lower isobutane prices and lower average differentials between isobutane and normal butane prices from quarter to quarter. In addition, demand for isobutane declined by approximately 15,000 barrels per day for approximately one month during the first quarter of 1998 due to a turnaround at the BEF MTBE facility. The BEF facility is scheduled for a turnaround approximately every 12-15 months. The decrease in isomerization operating margins was partially offset by increased processing fees from increased utilization of the deisobutanizer units as a result of an increase in the volume of imported mixed butanes.

  Propylene Fractionation. The Company's operating margin for propylene fractionation decreased by 50.3% to $2.0 million in the first quarter of 1998 from $4.0 million in the first quarter of 1997. The decrease in propylene margins resulted from lower prices for high purity propylene during the first quarter of 1998 which in turn reflected lower polypropylene prices. As described above, the Company uses an average cost method of accounting for its refinery-sourced propane/propylene mix feedstock costs. Accordingly, the Company's feedstock costs generally increase or decrease at a slower rate than high purity propylene market prices exacerbating the effect of falling prices on margins. In contrast, propylene prices were generally increasing during the first quarter of 1997. The decrease in margins also reflected losses taken on the sale of excess quantitites of refinery grade propane/propylene mix. These factors were partially offset by a 30% increase in propylene fractionation volumes reflecting the start up of the Company's second propylene fractionation unit in April 1997.

  Pipeline. The Company's operating margin for pipeline operations increased by 5.4% to $3.3 million from $3.1 million from quarter to quarter, reflecting an 11.2% increase in throughput volume.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses decreased by 12.1% to $5.8 million in the first quarter of 1998 from $6.6 million in the first quarter of 1997, primarily due to the reduced number of employee stock appreciation rights ("SAR") outstanding. EPCO will retain liability for all outstanding SARs following completion of this offering.

 Interest Expense

  Interest expense was $6.7 million in the first quarter of 1998 and $6.0 million in the first quarter of 1997, primarily due to the higher amount of revolving debt outstanding which offset reductions in term debt.

 Equity Income of Unconsolidated Affiliates

  Equity income of unconsolidated affiliates decreased by 6.7% to $2.8 million in the first quarter of 1998 from $3.0 million in the first quarter of 1997. Equity income of unconsolidated affiliates includes the Company's interests in BEF and Mont Belvieu Associates. Equity income in BEF declined by 47.1% to $0.9 million from $1.7 million quarter to quarter as a result of the turnaround of the BEF facility described above. Equity income of Mont Belvieu Associates increased by 44.0% to $1.9 million in the first quarter of 1998 from $1.4 million in the first quarter of 1997 because of the increase in NGL fractionation volume described above.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

 Revenues; Costs and Expenses

  The Company's revenues increased by 2.1% to $1,020.3 million in 1997 compared to $999.5 million in 1996. The Company's costs and operating expenses increased by 3.4% to $937.1 million in 1997 compared to $906.4 million in 1996. Operating margin decreased by 10.7% to $83.2 million in 1997 from $93.1 million in 1996.

  NGL Fractionation. The Company's operating margin for NGL fractionation increased by 41.3% to $2.8 million in 1997 from $2.0 million in 1996. The increase was due primarily to the phase-in of a 55,000 barrel per day expansion in the capacity of the NGL fractionation facilities at Mont Belvieu resulting in increased NGL fractionation volumes in the second half of 1997, principally from the joint owners of the facility, and increases in fractionation fees as a result of higher natural gas and electricity costs that resulted in contractual escalations in pricing formulas.

  Isomerization. The Company's operating margin for isomerization decreased by 25.0% to $38.3 million in 1997 from $51.1 million in 1996. The Company's margins were negatively impacted by decreases in marketing margins which declined as a result of lower isobutane prices after the first quarter of 1997 and a lower average spread between isobutane and normal butane prices. Isobutane prices were unusually high in the second half of 1996 and the first quarter of 1997. In addition, isomerization processing margins decreased due to the loss of a processing contract from a significant customer and lower utilization of the deisobutanizer units as a result of lower import volume of mixed butanes.

  Propylene Fractionation. The Company's operating margin for propylene fractionation increased by 4.0% to $19.0 million in 1997 from $18.3 million in 1996. Propylene fractionation operating margins were positively affected by an increase in volumes due to the start up of the Company's second propylene fractionation unit in April 1997. This increase in volume was largely offset by price decreases for high purity propylene in the fourth quarter of 1997, which reflected weaker prices for polypropylene, compared to price increases for high purity propylene in late 1996. As described above, the Company uses an average cost method of accounting for its refinery-sourced propane/propylene mix feedstock costs. Accordingly, the Company's feedstock costs generally increase or decrease at a slower rate than high purity propylene market prices.

  Pipeline. The Company's operating margin for pipeline operations increased by 20.0% to $13.5 million in 1997 from $11.3 million in 1996, reflecting an 11.5% increase in throughput volume.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses decreased by $1.1 million to $23.1 million in 1997 from $24.2 million in 1996. This decrease was primarily due to the recognition of compensation expense in 1996 related to employee SARs. SAR expense declined to $1.1 million in 1997 compared to $2.1 million in 1996. EPCO will retain liability for all outstanding SARs following completion of this offering.

 Interest Expense

  Interest expense was $25.7 million in 1997 and $26.3 million in 1996. The $0.6 million decrease was due to a decrease in the average debt outstanding to $243.8 million in 1997 from $268.4 million in 1996.

 Equity Income of Unconsolidated Affiliates

  Equity income of unconsolidated affiliates includes amounts from BEF and Mont Belvieu Associates. Earnings attributable to BEF were $9.3 million in 1997 and $9.8 million in 1996. Earnings attributable to Mont Belvieu Associates were $6.4 million in 1997 and $6.0 million in 1996, reflecting increased NGL fractionation volumes in the second half of 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 Revenues; Costs and Expenses

  The Company's revenues increased by 26.5% to $999.5 million in 1996 compared to $790.1 million in 1995. The Company's costs and operating expenses increased by 24.8% to $906.4 million in 1996 from $726.2 million in 1995. Operating margin increased by 45.8% to $93.1 million in 1996 from $63.4 million in 1995.

  NGL Fractionation. The Company's operating margin for NGL fractionation decreased by 30.4% to $2.0 million in 1996 from $2.8 million in 1995. Volume increased from year to year as a result of the 55,000 barrel per day capacity expansion at the Mont Belvieu facility which was completed in the fourth quarter of 1996 and increased throughput from certain joint owners of the fractionation facility. These increases in volumes were offset by increased depreciation and operating expenses as a result of the expansion.

  Isomerization. The Company's operating margin for isomerization increased by 128.5% to $51.1 million in 1996 from $22.3 million in 1995. Margins on sales of isobutane processed by the Company increased, reflecting an increase in the average spread between normal butane and isobutane from year to year. Isomerization marketing margins increased significantly as a result of greater annual increases in market prices for isobutane in 1996 than in 1995. Processing fees for mixed butanes increased as a result of increased imports of mixed butanes.

  Propylene Fractionation. The Company's operating margin for propylene fractionation increased by 7.1% to $18.3 million in 1996 from $17.1 million in 1995. The increase in operating margins reflected a 1.5% increase in volumes from year to year and increases in high purity propylene prices in late 1996.

  Pipeline. The Company's operating margin for pipeline operations increased by 22.3% to $11.3 million in 1996 from $9.2 million in 1995. The increase was primarily due to a 27.2% increase in throughput volume.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased by $1.9 million to $24.2 million in 1996 from $22.3 million in 1995. This increase was primarily due to higher bonuses paid to key personnel in 1996 as a result of improvements in operating performance.

 Interest Expense

  Interest expense was $26.3 million for 1996 and $27.6 million in 1995. The $1.3 million decrease was due to a decrease in the average debt outstanding to $268.4 million in 1996 from $281.1 million in 1995.

 Equity income of unconsolidated affiliates

  Equity income of unconsolidated affiliates was $15.8 million in 1996 compared to $12.3 million in 1995. Earnings attributable to BEF were $9.8 million in 1996 compared to $6.1 million in 1995, reflecting a full year of operations at the MTBE facility in 1996. Earnings attributable to Mont Belvieu Associates were $6.0 million in 1996 and $6.2 million in 1995.

 Gain on Sale of Assets and Other

  Results for 1995 include a $7.9 million gain from the sale of a 12.5% interest in the Promix fractionation facility.

LIQUIDITY AND CAPITAL RESOURCES

 General

  At March 31, 1998, the Company had net current assets (excluding short-term debt and current maturities of long-term debt) of $0.6 million. On a pro forma basis taking into account the Transactions, the Company had working capital of $49.8 million at the same date, reflecting the retention of approximately $46.5 million in cash from the proceeds of this offering to fund new projects and the repayment of current maturities of long-term debt with the proceeds of this offering.

  Cash flows from operating activities were $12.2 million in 1995, $91.4 million in 1996 and $57.8 million in 1997. Cash flows from operating activities are affected primarily by net income, depreciation and amortization, equity income of unconsolidated affiliates and changes in working capital. Depreciation and amortization increased by $1.9 million in 1997 as a result of capital expenditures in 1996 and 1997 and remained consistent between 1995 and 1996. The net effect of changes in operating accounts from year to year is generally the result of timing of NGL sales and purchases near the end of the year. The cumulative increase of net current assets over current liabilities (excluding short-term debt and current maturities of long-term debt) over the three years ended December 31, 1997 was $14.9 million and is due to the general increase in operations over that period.

  Cash flows from financing activities were a $12.0 million inflow in 1995, a $24.9 million outflow in 1996 and a $26.6 million outflow in 1997. Cash flows from financing activities were affected primarily from net borrowings of long-term debt, which were generally used to finance capital expenditures. Historically, such expenditures have been financed from proceeds of term loans with insurance companies which were generally at fixed interest rates.

  Cash outflows from investing activities were $9.2 million in 1995, $57.7 million in 1996 and $31.0 million in 1997. Cash outflows were primarily capital expenditures, which aggregated $22.3 million in 1995, $61.0 million in 1996 and $33.6 million in 1997. The Company's capital expenditures were primarily for new facilities and improvements to processing and transportation systems. Capital expenditures also include maintenance capital expenditures of approximately $4.5 million in 1995, $3.4 million in 1996 and $3.7 million in 1997. These maintenance capital expenditures are in addition to normal annual repairs and maintenance which are recorded as operating expenses and were approximately $12.9 million in 1995, $16.2 million in 1996 and $18.6 million in 1997.

 Future Capital Expenditures

  The Company currently estimates that its capital expenditures for 1998 will be approximately $56.0 million (including maintenance capital expenditures). The major portion of the capital expenditures will be for construction of new projects in Louisiana. The Company expects to finance these expenditures out of operating cash flows, the proceeds of this offering and borrowings under its bank credit facility. The Company estimates that its maintenance capital expenditures will average approximately $5.0 million over each of the next three years. In addition, the Company estimates that it will expense approximately $17.1 million for repairs and maintenance in 1998. The Company expects to finance maintenance capital expenditures and other repair and maintenance out of operating cash flows.

 Distributions from Unconsolidated Affiliates; Loan Participations

  Distributions to the Company from Mont Belvieu Associates were $5.0 million in 1995, $7.2 million in 1996 and $7.3 million in 1997. Prior to the first quarter of 1998, BEF was prohibited under the terms of its bank indebtedness from making distributions to its owners. These restrictions lapsed during the first quarter of 1998 as a result of BEF having repaid 50% of the principal on such indebtedness, and the Company received its first distribution from BEF in April 1998. Other investments in or advances to or from the unconsolidated affiliates for each of the years was not significant to the overall cash flows of the Company. The Company does not expect any significant cash investments in or advances to its unconsolidated affiliates in 1998.

  In connection with the offering, the Company will purchase participation interests in a bank loan to Mont Belvieu Associates and a bank loan to BEF. The Company will acquire an approximate $7.7 million participation interest in the bank debt of Mont Belvieu Associates, which bears interest at a floating rate per annum of LIBOR plus 0.75% and matures on December 31, 2001. The Company will receive monthly principal payments, aggregating approximately $1.7 million per year, plus interest from Mont Belvieu Associates during the term of the loan. The Company will receive a final payment of principal of $1.8 million upon maturity.

  The Company will acquire an approximate $26.1 million participation interest in a bank loan to BEF, which bears interest at a floating rate per annum of LIBOR plus 0.875% and matures on May 31, 2000. The Company will receive quarterly principal payments of approximately $3.3 million plus interest from BEF during the term of the loan.

 Bank Credit Facility

  In connection with this offering, the Company will enter into a $200.0 million bank credit facility that includes a $50.0 million working capital facility and a $150.0 million revolving term loan facility. The $150.0 million revolving term loan facility includes a sublimit of $30.0 million for letters of credit. In connection with the closing of this offering, the Company expects to borrow approximately $89.2 million under the revolving term loan facility.

  Borrowings under the bank credit facility will bear interest at either the bank's prime rate or the Eurodollar rate plus the applicable margin as defined in the facility. The credit agreement relating to the facility will contain a prohibition on distributions on, or purchases or redemptions of, Units if any event of default is continuing. In addition, the bank credit facility will contain various affirmative and negative covenants applicable to the ability of the Company to, among other things, (i) incur certain additional indebtedness, (ii) grant certain liens, (iii) sell assets in excess of certain limitations, (iv) make investments, (v) engage in transactions with affiliates and (vi) enter into a merger, consolidation or sale of assets. The bank credit facility will also require that the Company maintain certain financial ratios relating to net worth, EBITDA to interest payments and indebtedness to EBITDA.

 Retained Leases

  EPCO will assign the Company its rights to purchase the facilities and equipment covered by the Retained Leases. The following table summarizes the dates on which these purchase options become exercisable and the estimated purchase prices under the Retained Leases. Certain of the purchase prices are based on future market values of the leased equipment, in which case the price indicated is based on the Company's estimates:

                                                  PURCHASE OPTION   ESTIMATED
                 FACILITY/EQUIPMENT                    DATE       PURCHASE PRICE
                 ------------------               --------------- --------------
                                                                  (IN MILLIONS)
   Isom II unit..................................      2004           $23.1
   Deisobutanizer................................      2004             2.8
   Cogeneration unit.............................      2001             1.8
   Cogeneration unit.............................      2008             3.5
   Railcars......................................      2016             3.1
                                                                      -----
       Total.....................................                     $34.3
                                                                      =====

YEAR 2000 ISSUES

  The year 2000 issues are related to data processing programs that have date-sensitive information and that use two digits (rather than four) to define the applicable year. Any program and hardware that have time-sensitive coding may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in miscalculations or system failure.

  Management believes that it has identified all significant areas in which year 2000 issues may arise within its data processing and other systems and has developed a comprehensive plan to test these areas and address such issues. Management expects that most of the coding corrections for the year 2000 problems will be completed during 1998 and that most of the critical systems will be corrected by January 1, 1999. Although management is reasonably satisfied that it will be able to resolve its internal year 2000 issues, it cannot be assured that its customers and vendors will adequately address their year 2000 issues. Management is currently assessing what impact year 2000 issues might have on its significant customers and vendors. Total costs to correct year 2000 issues are not expected to be significant.

  If the Company, its customers or vendors are unable to resolve such processing issues, it could result in a material financial risk. Accordingly, management will continue to devote the necessary resources to resolve all significant year 2000 issues in a timely manner.

ACCOUNTING STANDARDS

  Recent Statements of Financial Accounting Standards ("SFAS") (effective for fiscal years beginning after December 15, 1997) include the following: SFAS 130, Reporting of Comprehensive Income, SFAS 131, Disclosure about Segments of an Enterprise and Related Information, and SFAS 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. Management is currently studying these SFAS items for possible impact on the combined financial statements; however, based upon its preliminary assessment of the SFAS, management believes that they will not have a significant impact on the Company's financial statements. On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). For years beginning after December 15, 1998, SOP 98-5 generally requires that all start-up costs of a business activity be charged to expense as incurred and any start-up cost previously deferred should be written-off as a cumulative effect of a change in accounting principle. Management is currently studying SOP 98-5 for its possible impact on the combined financial statements. Based upon its preliminary assessment of SOP 98-5, management believes that SOP 98-5 will not have a material impact on the combined financial statements except for a $4.5 million non-cash write off at January 1, 1999 of the unamortized balance of deferred start-up costs of BEF, an unconsolidated affiliate, in which the Company owns a 33 1/3% economic interest. Such a write-off would cause a $1.5 million reduction in the equity in income of unconsolidated affiliates for 1999 and a corresponding reduction in the Company's investment in unconsolidated affiliates.

QUANTITATIVE AND QUALITATIVE MARKET RISK DISCLOSURES

  The Company is exposed to certain market risks which are inherent in financial instruments it issues in the normal course of business. The Company may, but generally does not, enter into derivative financial instrument transactions in order to manage or reduce market risk. The Company does not enter into derivative financial instruments for speculative purposes. At December 31, 1997 and March 31, 1998, the Company had no derivative instruments in place to cover any potential interest rate, foreign currency or other financial instrument risk.

                            BUSINESS AND PROPERTIES

GENERAL

  The Company is a leading integrated provider of processing and transportation services to producers of NGLs and consumers of NGL products. The Company (i) fractionates for a processing fee mixed NGLs produced as by-products of oil and natural gas production into their component products: ethane, propane, isobutane, normal butane and natural gasoline; (ii) converts normal butane to isobutane through the process of isomerization; (iii) produces MTBE from isobutane and methanol; and (iv) transports NGL products to end users by pipeline and railcar. The Company also separates high purity propylene from refinery-sourced propane/propylene mix and transports high purity propylene to plastics manufacturers by pipeline. Products processed by the Company generally are used as feedstocks in petrochemical manufacturing, in the production of motor gasoline and as fuel for residential and commercial heating. In 1997, on a pro forma basis, the Company had revenues, combined EBITDA and EBITDA in unconsolidated affiliates and net income of $1.0 billion, $119.4 million and $87.0 million, respectively.

  The Company's processing operations are concentrated in Mont Belvieu, Texas, which is the hub of the domestic NGL industry and is adjacent to the largest concentration of refineries and petrochemical plants in the United States. The facilities operated by the Company at Mont Belvieu include: (i) one of the largest NGL fractionation facilities in the United States with an average production capacity of 210,000 barrels per day; (ii) the largest butane isomerization complex in the United States with an average isobutane production capacity of 116,000 barrels per day; (iii) one of the largest MTBE production facilities in the United States with an average production capacity of 14,800 barrels per day; and (iv) two propylene fractionation units with an average combined production capacity of 30,000 barrels per day. The Company owns all of the assets at its Mont Belvieu facility except for the NGL fractionation facility, in which it owns an effective 37.0% economic interest; one of the propylene fractionation units, in which it owns a 54.6% interest and controls the remaining interest through a long-term lease; the MTBE plant, in which it owns a 33 1/3% economic interest; and one of its three isomerization units and one deisobutanizer which are held under long-term leases with purchase options. The Company also owns and operates approximately 35 million barrels of storage capacity at Mont Belvieu and elsewhere that are an integral part of its processing operations, a network of approximately 500 miles of pipelines along the Gulf Coast and an NGL fractionation facility in Petal, Mississippi with an average production capacity of 7,000 barrels per day. The Company also leases and operates one of only two commercial NGL import/export terminals on the Gulf Coast.

  The Company's operating margins are derived from services provided to tolling customers and from merchant activities. Over the past five years, volumes from toll processing operations and merchant activities accounted for an average of approximately 77% and 23% of the Company's total sales volumes, respectively. In its toll processing operations, the Company does not take title to the product and is simply paid a fee based on volumes processed. The Company's profitability from toll processing operations depends primarily on the volumes of NGLs and refinery-sourced propane/propylene mix processed and transported and the level of associated fees charged to its customers. The profitability of the Company's toll processing operations is largely unaffected by short-term fluctuations in the prices for oil, natural gas or NGLs. In its merchant activities, the Company takes title to feedstock products and sells processed end products. The Company's profitability from merchant activities is dependent on the prices of its feedstocks and end products, which typically vary on a seasonal basis. In its merchant activities, the Company generally seeks to reduce commodity price exposure by matching the timing and price of its feedstock purchases with sales of end products.

  The Company has expanded rapidly since its inception in 1968, primarily through internal growth and the formation of joint ventures. During the four years ended December 31, 1997, the Company's EBITDA and its EBITDA in unconsolidated affiliates increased on a combined basis at a compound annual rate of 19.2%. This growth reflects the increased demand for NGL processing due to increased domestic natural gas production and crude oil refining and increased demand for processed NGLs in the petrochemical industry. Over the last six years the Company has increased its NGL fractionation capacity by approximately 35%, built a third isomerization unit that increased its isobutane production capacity by approximately 60%, increased deisobutanizer capacity by approximately 54%, constructed a second propylene fractionation unit which approximately doubled production capacity and made its investment in the MTBE facility at Mont Belvieu. The Company believes that the demand for its services will continue to increase, principally as a result of expected increases in natural gas production, particularly in the Gulf of Mexico, and generally increasing domestic and worldwide petrochemical production. Accordingly, the Company has initiated several new projects, including three that are currently in construction.

COMPETITIVE STRENGTHS

  The Company believes that it is well positioned to compete in the NGL processing industry and that its most significant competitive strengths are:

  . Strategic Location. The Company's operations are strategically located on the Gulf Coast, the most significant marketplace for domestic and imported NGLs due to the availability of processing, storage and import facilities, pipeline distribution systems and petrochemical and refinery end-product demand. The Company can access domestic NGL supplies from the Gulf of Mexico, East Texas/Louisiana, Mid-Continent, West Texas/New Mexico and Rocky Mountain regions and can also access imported supplies via its import/export facility on the Houston ship channel. The Company supplies NGL products, MTBE and high purity propylene to consumers located principally in the Gulf Coast, the region with the largest concentration of petrochemical plants and refineries in the United States. In 1997, the Gulf Coast accounted for the production of approximately 55% of domestic NGLs and for approximately 63% of domestic demand for NGL products.

  . Significant Market Position. The Company is a leading participant in each of its processing businesses. The Company's Mont Belvieu NGL fractionation facilities account for approximately 35% of the NGL fractionation capacity at Mont Belvieu and approximately 16% of total domestic commercial NGL fractionation capacity (excluding capacity at captive facilities of producers who fractionate their own NGL production primarily for their internal use). The Company's butane isomerization units account for more than 70% of the commercial isobutane production capacity in the United States, and the Company's propylene fractionation units represent approximately 23% of domestic commercial production capacity for high purity propylene.

  . Large-Scale Integrated Operations. The Company believes that its operating costs are significantly lower than those of its competitors because of the efficiencies and integrated design of its Mont Belvieu facilities. The Company engineered its facilities to incorporate efficient gas turbines, a proprietary heat pump design and cogeneration technology to reduce energy costs, which are the largest component of operating costs in NGL processing. Because of its integrated operations, the Company also is able to profitably use by-products such as propane/propylene mix, mixed butanes, hydrogen and natural gasoline in its own plants and distribution systems, resulting in fuel and feedstock cost reductions and additional sales revenue. Additionally, the Company's infrastructure, available land and storage assets at Mont Belvieu provide it with a platform for cost-effective expansion.

  . Strategic Relationships with Major Oil, Natural Gas and Petrochemical
    Companies. The Company has long-term relationships with many of its suppliers and customers, including Amoco, ARCO Chemical, Burlington Resources, Enron, Equistar, Exxon, Huntsman, Mitchell Energy, Mobil, Montell, Shell, Sun, Texaco, Union Pacific Resources and Williams. The co-owners of the Mont Belvieu fractionation facility include Burlington Resources, Texaco and Union Pacific Resources, each of which is a significant producer of NGLs and accounts for a substantial portion of the NGLs processed at the facility. The Company's co-owners in the MTBE production facility are Sun and Mitchell Energy. Sun has contracted to purchase all of the MTBE produced by the facility through May 2005, and Sun and Mitchell Energy have each contracted to deliver normal butane to the Company's isomerization facilities for processing in order to satisfy their obligations to supply isobutane to the MTBE production facility. In addition, the Company built its first propylene fractionation unit in 1979 jointly with Montell, which is now a Shell subsidiary. Pursuant to long-term contracts, Montell has purchased a substantial portion of the production from this unit since it was built. The Company believes that its status as an independent operator that generally does not compete with the petrochemical and refining operations of its customers is an important contributor to the strength of these long-term relationships.

  . Experienced Operator. The Company has historically operated substantially all of its processing and transportation assets. As one of the leading integrated providers of NGL-related services, the Company has established a reputation in the industry as a reliable and cost-effective operator. By virtue of its successful operating record and substantial infrastructure, the Company believes it is well positioned to continue to operate as a large-scale processor of NGLs and other products for its customers.

  . Significant Financial Flexibility. In connection with this offering, the Company will enter into a $200.0 million bank credit facility that includes a $50.0 million working capital facility and a $150.0 million revolving term loan facility. In connection with the closing of this offering, the Company expects to borrow approximately $89.2 million under the revolving term loan facility. The Company will also have the ability to issue new Units, which, combined with its substantial borrowing capacity, should give the Company the resources to finance strategic opportunities as they arise. Such opportunities may include new projects, joint ventures or acquisitions.

  . Experienced Management Team. The Company's senior management team averages more than 30 years of industry experience and more than 18 years with the Company.

BUSINESS STRATEGY

  The Company's business strategy is to manage its operations in a manner that will enable it to pay the Minimum Quarterly Distribution on all the Units and to increase the per Unit value of the Company's assets and cash flow. The Company intends to pursue this strategy principally by:

  . Capitalizing on Expected Increases in NGL Production. The Company believes that production of both oil and natural gas in the Gulf of Mexico will continue to increase over the next several years. The Company intends to capitalize on its existing infrastructure, market position, strategic relationships and financial flexibility to expand its operations to meet the anticipated increased demand for NGL processing services. Of particular significance will be production associated with the development of natural gas fields in Mobile Bay and the Gulf of Mexico offshore Louisiana, which are expected to produce natural gas with significantly higher NGL content than typical domestic production. The Company believes that the Gulf Coast is the only major marketplace that has sufficient storage facilities, pipeline distribution systems and petrochemical and refining demand to absorb this new NGL production.

  . Expanding through Construction of Identified New Facilities. The Company has entered into a letter of intent to participate in a joint venture to own a new 60,000 barrel per day NGL fractionation facility (expandable to 100,000 barrels per day) near Baton Rouge, Louisiana that will be constructed and operated by the Company and will service NGL production from the Mobile Bay/Pascagoula and Louisiana areas. As part of this project, the Company has also entered into letters of intent to participate in the Tri-States and Wilprise NGL pipeline systems, which will transport NGLs from Mobile Bay to near Baton Rouge. The Company is participating in a joint venture to own the NGL Product Chiller that will be constructed and operated by the Company at its NGL import/export facility. This chiller will improve the Company's ability to load refrigerated butane and propane onto tankers for export.

    The Company's participation in these new projects is described in the following table:

                                                                    ESTIMATED
                                                                   COST TO THE  COMPANY'S
                                               PLANNED START-UP      COMPANY    OWNERSHIP
             PROJECT              STATUS             DATE         (IN MILLIONS) PERCENTAGE
     ------------------------ --------------- ------------------- ------------- ----------
     Baton Rouge
      Fractionator........... In construction First Quarter 1999      $20.0        26.5%
     Tri-States Pipeline..... In construction First Quarter 1999       10.0        16.7%
     Wilprise Pipeline....... In construction Fourth Quarter 1998       8.0        33.3%
     NGL Product Chiller..... In design       Third Quarter 1999        8.5        50.0%
                                                                      -----
                                                                      $46.5
                                                                      =====

  . Investing with Strategic Partners. The Company will continue to pursue joint investments with oil and natural gas producers that can commit feedstock volumes to new facilities or with petrochemical companies that can agree to purchase a significant portion of the offtake from new facilities. For example, the Company will be partners with Amoco, Exxon and Williams on the Baton Rouge fractionation facility; with Amoco, Duke, Koch Industries, Tejas (a Shell subsidiary) and Williams on the Tri-States pipeline; and with Amoco and Williams on the Wilprise pipeline. The Company believes that commitments from producers who will commit NGL volumes to new fractionation facilities and pipelines are central to establishing the viability of new investments in the NGL processing and transportation industry.

  . Expanding Through Acquisitions. The Company intends to analyze potential acquisitions, joint ventures or similar transactions with businesses that operate in complementary markets and geographic regions. In recent years, major oil and natural gas companies have sold non-strategic assets including assets in the mid-stream natural gas industry. The Company believes this trend will continue and further expects independent oil and natural gas companies to consider similar options.

  . Managing Commodity Price Exposure. A substantial portion of the Company's operations are conducted pursuant to tolling contracts or involve NGL transportation where the Company does not take title to its customer's products, but rather processes or transports a raw feedstock for a fee. When the Company does take title to the products it processes, it generally attempts to match the timing and price of its feedstock purchases with those of the sales of end products so as to reduce exposure to fluctuations in commodity prices.

NGL FRACTIONATION

 General

  The three principal sources of NGLs fractionated in the United States are
(i) domestic gas processing plants, (ii) domestic crude oil refineries and
(iii) imports of butane and propane mixtures. When produced at the wellhead, natural gas consists of a mixture of hydrocarbons that must be processed to remove NGLs and other impurities. Gas processing plants are located near the production area and separate pipeline quality natural gas (principally methane) from NGLs and other materials. After being extracted in the field, mixed NGLs, sometimes referred to as "y-grade" or "raw make," are typically transported to a centralized facility for fractionation. Crude oil and condensate production also contain varying amounts of NGLs, which are removed during the refining process and are either fractionated by refiners or delivered to NGL fractionation facilities. In 1997, NGLs produced from domestic gas processing operations accounted for approximately 68% of the NGLs processed in the United States, compared with 25% from crude oil refining and 7% from imports.

  Domestic NGL production has increased in recent years, and the Company believes, based on published industry data and its knowledge of the industry, that this supply growth will continue over the next several years. The following tables summarize the total supply of mixed NGLs for fractionation in the United States over the past ten years and set forth an estimate for domestic NGL production from gas plants, the primary source of NGLs for the Company's facilities, through the year 2005:

                                MIXED NGL SUPPLY

                             (MILLIONS OF BARRELS)

                              DOMESTIC                         PERCENT OF TOTAL
                     ---------------------------               ----------------
                     GAS PLANTS REFINERIES TOTAL IMPORTS TOTAL DOMESTIC IMPORTS
                     ---------- ---------- ----- ------- ----- -------- -------
      1988..........   593.3      182.6    775.9  80.8   856.7  90.6%    9.4%
      1989..........   564.1      202.2    766.3  68.8   835.1  91.8%    8.2%
      1990..........   568.5      182.2    750.7  71.8   822.5  91.3%    8.7%
      1991..........   605.7      195.6    801.3  62.0   863.3  92.8%    7.2%
      1992..........   620.9      222.1    843.0  57.0   900.0  93.7%    6.3%
      1993..........   631.9      212.1    844.0  67.2   911.2  92.6%    7.4%
      1994..........   631.4      222.6    854.0  80.1   934.1  91.4%    8.6%
      1995..........   643.2      238.8    882.0  70.2   952.2  92.6%    7.4%
      1996..........   670.1      241.4    911.5  77.6   989.1  92.2%    7.8%
      1997..........   672.0      252.0    924.0  68.3   992.3  93.1%    6.9%

-------
Source: Gas Processors Association


                              [CHART APPEARS HERE]

-------

Source: Purvin & Gertz, Inc.

  The mixed NGLs delivered from gas plants to centralized fractionation facilities like those operated by the Company at Mont Belvieu are typically transported by NGL pipelines. The following table lists the primary NGL pipelines which connect to the Company's fractionation facilities and the other sources of mixed NGL supply:

                                                                AREA OF
      SOURCE                                  PARTIES SERVED    ORIGINATION
      ------                                  --------------    -----------
      Black Lake Pipeline.................... Enterprise/Dynegy North Louisiana
                                                                Central
                                                                Louisiana
                                                                East Texas
      Chaparral Pipeline..................... Common Carrier    West Texas
                                                                North Texas
      Dean Pipeline.......................... Enterprise*       South Texas
      Enterprise Import/Export Facility...... Enterprise*       Foreign imports
      Enterprise Rail/Truck Terminal......... Common Carrier    Louisiana/Texas
      Houston Ship Channel Pipeline.......... Enterprise*       Foreign Imports
                                                                Local Refineries
      Panola Pipeline........................ Enterprise*       East Texas
      Seminole Pipeline...................... Common Carrier    Rocky Mountains
                                                                Mid-Continent
                                                                West Texas
      West Texas LPG Pipeline................ Common Carrier    West Texas
                                                                North Texas
                                                                East Texas

--------
* NGLs from these sources are delivered exclusively to the Company's Mont Belvieu fractionation facilities.

  NGL fractionation facilities separate mixed NGL streams into discrete NGL products: ethane, propane, isobutane, normal butane and natural gasoline. Ethane is primarily used in the petrochemical industry as feedstock for ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Propane is used both as a petrochemical feedstock in the production of ethylene and propylene and as a heating fuel, an engine fuel and an industrial fuel. Isobutane is fractionated from mixed butane (a stream of normal butane and isobutane in solution) or refined from normal butane through the process of isomerization, principally for use in refinery alkylation to enhance the octane content of motor gasoline and in the production of MTBE, an oxygenation additive in cleaner burning motor gasoline. Normal butane is used as a petrochemical feedstock in the production of ethylene and butadiene (a key ingredient in synthetic rubber), as a blendstock for motor gasoline and to derive isobutane through isomerization. Natural gasoline, a mixture of pentanes and heavier hydrocarbons, is used primarily as motor gasoline blend stock or petrochemical feedstock.

 The NGL Fractionation Process

  NGLs are fractionated by heating mixed NGL streams and passing them through a series of distillation towers. Fractionation takes advantage of the differing boiling points of the various NGL products. As the temperature of the NGL stream is increased, the lightest (lowest boiling point) NGL product boils off to the top of the tower where it is condensed and routed to storage. The mixture from the bottom of the first tower is then moved into the next tower where the process is repeated, and a different NGL product is separated and stored. This process is repeated until the NGLs have been separated into their components: ethane, propane, isobutane, normal butane and natural gasoline. Since the fractionation process uses large quantities of heat, energy costs are a major component of the total cost of fractionation. The Company reduces energy costs by capturing heat from the gas turbines which drive its compressors and by incorporating supplemental heaters and cogeneration units into its facilities. This captured heat provides a portion of the heat necessary to boil the NGL products.

  The following diagram illustrates the NGL fractionation process:

                             [GRAPH APPEARS HERE]

 The Company's NGL Fractionation Facilities

  At Mont Belvieu, the Company operates one of the largest NGL fractionation facilities in the United States with an average production capacity of 210,000 barrels per day. Mont Belvieu is approximately 25 miles east of Houston and is the hub of the domestic NGL industry because of its proximity to the petrochemical and refinery markets of the Gulf Coast and its location on a large naturally-occurring salt dome that provides for the underground storage of significant quantities of NGLs. Excluding NGLs fractionated in facilities which are captive to certain refineries (non-commercial fractionation), approximately one-half of all NGLs fractionated in the United States are fractionated at Mont Belvieu, and the Company's fractionation facilities account for approximately 35% of total NGL fractionation capacity at Mont Belvieu.

  The Company's Mont Belvieu NGL fractionation facilities include two fractionation trains. Each train consists of a series of towers and is named after the point of origin of the NGL pipelines from which the facilities were originally fed. The West Texas Fractionator was constructed in 1980 with an average production capacity of 35,000 barrels per day and was expanded to 60,000 barrels per day capacity in 1988 and 115,000 barrels per day capacity in 1996. The Seminole Fractionator was constructed in 1982 with an average production capacity of 60,000 barrels per day and was expanded to 95,000 barrels per day capacity in 1985. The individual towers within the fractionation trains are de-ethanizers, depropanizers, debutanizers and deisobutanizers ("DIBs"). The two fractionation trains currently include three de-ethanizers, three depropanizers, three debutanizers and one DIB.

  The Company owns an effective 37.0% economic interest in the NGL fractionation facilities at its Mont Belvieu complex. The remaining interests are owned by Kinder Morgan (25.0%), Burlington Resources (12.5%), Texaco (12.5%), Union Pacific Resources (12.5%) and EPCO (0.5%). The Company operates the facilities pursuant to an operating agreement that extends for their useful operating life. The Company also owns and operates an NGL fractionation facility at Petal, Mississippi. The Petal facility has two depropanizers and two DIBs with an average production capacity of approximately 7,000 barrels per day. The Petal facility is connected to the Company's Chunchula pipeline system and serves NGL producers in Mississippi, Alabama and Florida.

  In March 1998, the Company announced the execution of a letter of intent with Amoco, Exxon and Williams to form a joint venture to own a 60,000 barrel per day NGL fractionation facility near Baton Rouge, Louisiana which will be constructed and operated by the Company. Construction of the facility is underway, and the planned start-up date is March 1999. The Company will operate the facility and hold a 26.5% ownership interest. The letter of intent provides that Amoco will contract to process all of the NGLs produced at its Pascagoula gas plant, Williams will agree to process the NGLs produced at its Mobile Bay gas plant and Exxon will agree to process a sufficient portion of its Louisiana-area NGLs at the facility to ensure the plant operates at full capacity. The Amoco and Williams gas plants are currently under construction and are expected to be completed before the Baton Rouge fractionation facility is completed. Based upon these preliminary indications, the Company expects that the entire 60,000 barrels per day of fractionation capacity at the Baton Rouge facility will be committed for an initial five-year term. The Baton Rouge fractionation facility and the related pipelines have been designed to permit expansion of the facility to 100,000 barrels per day capacity for a minimal additional investment.

 The Company's NGL Fractionation Customers and Contracts

  The Company primarily processes NGLs for a toll processing fee. Fractionation contracts typically include a base processing fee per gallon subject to adjustment for changes in natural gas, electricity and labor costs, which are the principal variable costs in NGL fractionation. NGL producers generally retain title to, and the pricing risks associated with, the NGL products.

  The Company has long-term fractionation agreements with Burlington Resources, Texaco and Union Pacific Resources, each of which is a significant producer of NGLs and a co-owner of the Mont Belvieu NGL fractionation facility. Pursuant to such agreements, Burlington Resources and Texaco have agreed, for the terms of these agreements, to deliver a minimum of 39,000 barrels per day of mixed NGLs (150% of their respective 12.5% ownership shares at full capacity) or all mixed NGLs delivered within 50 miles of Mont Belvieu. Pursuant to its fractionation agreement, Union Pacific Resources has agreed to deliver 26,000 barrels per day of mixed NGLs (100% of its 12.5% ownership share at full capacity) as well as additional barrels that exceed its commitments to other facilities. The Company generally enters into contracts which cover most of the remaining capacity at the facilities for one to three-year terms with customers such as ARCO Chemical, Aquila, Enron, Exxon, MAPCO and Marathon/Ashland. The Company also purchases a small quantity of mixed NGLs from oil and natural gas producers who prefer to sell at the gas processing plant or the fractionation facility. The Company resells the separated components of these NGLs in the spot market or uses them as feedstock for its other operations.

  The following table demonstrates the volumes of NGLs at the Mont Belvieu facility accounted for by the joint owners during 1997:

                  PRINCIPAL 1997 NGL FRACTIONATION CUSTOMERS

                                     AVERAGE
                                      DAILY       1997     PERCENT OF TOTAL
           CUSTOMER NAME             VOLUMES     VOLUMES     1997 VOLUMES
----------------------------------- ---------- ----------- ----------------
                                    (THOUSANDS
                                        OF      (MILLIONS
                                     BARRELS)  OF BARRELS)
Joint Owners
  Burlington Resources.............    48.4       17.7           25.6%
  Union Pacific Resources..........    46.4       16.9           24.5
  Texaco...........................    39.3       14.3           20.8
  Enterprise.......................     8.9        3.2            4.7
                                      -----       ----          ------
  Joint Owners Total...............   143.0       52.1           75.6
All Others (14 Processing
 Customers)........................    46.2       16.9           24.4
                                      -----       ----          ------
Total Processing...................   189.2       69.0          100.0%
                                      =====       ====          ======

  In each of the last five years, the Mont Belvieu fractionation facilities have operated at more than 90% capacity. The following table shows the volumes of mixed NGLs fractionated and the utilization at these facilities over this period:

            MONT BELVIEU NGL FRACTIONATION VOLUMES AND UTILIZATION

                                                       YEAR ENDED DECEMBER 31,
                                                       ----------------------------
                                                       1993  1994  1995  1996  1997
                                                       ----  ----  ----  ----  ----
Average daily production volume (thousands of
 barrels)............................................. 145   158   158   166   189
Average capacity utilization(a).......................  91%   95%   95%   97%   92%
Tolling volume as a percentage of total volume .......  95%   94%   86%   90%   96%

--------

(a) The Company completed an expansion of the facilities in November 1996, which increased capacity from 155,000 barrels per day to 210,000 barrels per day. This increased production capacity was not fully utilized until mid-1997. Capacity utilization is based on days the facilities are in operation and may vary from the stated capacity of the facilities.

ISOMERIZATION

 General

  Isomerization is the process of converting normal butane into mixed butane, which is subsequently fractionated into isobutane and normal butane. The demand for commercial isomerization services depends on requirements for isobutane in excess of naturally occurring isobutane that is produced from fractionation and refinery operations. The profitability of isomerization operations is largely dependent upon the differential in the prices of normal butane and isobutane. The spread between the prevailing prices of normal butane and isobutane must be sufficient to support the conversion of normal butane into isobutane by the isomerization process. It is generally uneconomical to convert normal butane into isobutane when the price spread is too narrow. Over the last four years, the average monthly price of isobutane has been as high as 5.46 cents per gallon above the price of normal butane and has averaged approximately 3 cents per gallon above the price for normal butane. In certain months, however, the spread between the price of normal butane and the price of isobutane has been less than two cents or negative. To satisfy its customers' requirements at these times, the Company has either purchased isobutane in the market or separated isobutane from mixed butane held in inventory.

  Isobutane is principally supplied by NGL fractionation and commercial isomerization units, such as those operated by the Company. The principal sources of demand for isobutane are refineries for alkylation, petrochemical companies for the production of propylene oxide and MTBE producers. The tables set forth below indicate historical supply and demand information for isobutane. Differences in total supply and total demand for each year represent net increases or decreases in isobutane inventories.

                          ISOBUTANE HISTORICAL SUPPLY
                        (THOUSANDS OF BARRELS PER DAY)

                                               DOMESTIC
                                     ----------------------------
                                      GAS              COMMERCIAL   NET   TOTAL
                                     PLANTS REFINERIES ISOM UNITS IMPORTS SUPPLY
                                     ------ ---------- ---------- ------- ------
1993................................ 106.4     10.7       91.3     16.1   224.5
1994................................ 108.3     11.5       86.1     10.8   216.7
1995................................ 110.8     13.2       82.0      7.4   213.4
1996................................ 111.8     12.3       82.8      7.2   214.1
1997................................ 111.2     12.7       77.2     11.6   212.7

--------
Source: Petral Consulting Company

                          ISOBUTANE HISTORICAL DEMAND
                        (THOUSANDS OF BARRELS PER DAY)

                                           REFINERY  PROPYLENE            TOTAL
                                           PURCHASES   OXIDE   MTBE OTHER DEMAND
                                           --------- --------- ---- ----- ------
1993......................................   161.3     33.3    20.5 10.9  226.0
1994......................................   147.4     33.2    31.8 10.0  222.4
1995......................................   137.2     38.0    30.5 10.1  215.8
1996......................................   126.5     44.5    31.5 10.7  213.2
1997......................................   118.0     49.0    35.1 11.5  213.6

--------
Source: Petral Consulting Company

 The Isomerization Process

  Isobutane is a naturally occurring chemical isomer of normal butane, with a lower boiling point and higher vapor pressure than normal butane. Normal butane and isobutane generally occur naturally in mixed butane streams at an approximate ratio of 65% normal butane and 35% isobutane. Isomerization facilities contain butamer reactors and DIBs. Butamer reactors use a catalytic reaction process to convert a portion of the normal butane feedstock into mixed butane, which is a stream of isobutane and normal butane. DIBs then separate the isobutane from the normal butane through fractionation. The unconverted normal butane is typically recirculated through the isomerization units until it has been totally converted into isobutane, but it also can be sold to third parties.

  The following diagram illustrates the isomerization and mixed butane fractionation processes:

                             [CHART APPEARS HERE]

 The Company's Isomerization Facilities

  The Company's Mont Belvieu facility includes three butane isomerization units and eight DIBs which comprise the largest butane isomerization complex in the United States. The Company's facilities have an average combined production capacity of 116,000 barrels of isobutane per day and account for more than 70% of the commercial isobutane production capacity in the United States. The Company built its first two isomerization units ("Isom I and II") in 1981, each with a capacity of 13,500 barrels per day. In 1991 and 1992, the capacity of each of these units was increased to 36,000 barrels per day. The third isomerization unit ("Isom III") was completed in 1992 with a capacity of 44,000 barrels per day at a cost of $78 million. The Company has the operating flexibility to switch the process streams from its isomerization units among different DIB units in order to maximize overall plant efficiency. The Company is also able to process fluoridic, lower cost butanes from oil refineries, which it would otherwise be unable to process, by first passing those butanes through an associated defluorinator.

 The Company's Isomerization Customers and Contracts

  The Company uses its isomerization facilities to refine normal butane for processing customers or to process isobutane from normal butane to meet sales contracts. The Company's most significant processing customers typically operate under term contracts. The Isom I unit has been dedicated to ARCO Chemical under a processing agreement since the unit was built in 1981. The current contract has a ten-year term which expires in November 1999. ARCO Chemical supplies the normal butane feedstock to the Isom I unit from its refinery and pays the Company a processing fee based on the gallons of isobutane produced. ARCO Chemical uses the isobutane processed by the Company to produce propylene oxide and MTBE. ARCO Chemical accounted for approximately 42.9% of the Company's isomerization volumes in 1997. ARCO Chemical and the Company are currently negotiating the terms of a renewal of the processing contract.

  The Company also has significant isomerization processing contracts with Huntsman, Sun and Mitchell pursuant to which the customers supply the Company with normal butane feedstock and pay the Company a processing fee based on the gallons of isobutane produced. Sun and Mitchell use the isobutane processed for them by the Company to meet their feedstock obligations as partners in the BEF MTBE production facility. The Company can also meet its own obligation to provide isobutane feedstock to the MTBE facility with production from its isomerization unit. As the following table indicates, processing contracts, together with volumes processed by the Company to meet its obligations to BEF, accounted for more than 90% of utilization in 1997:

               PRINCIPAL 1997 ISOMERIZATION PROCESSING CUSTOMERS

                                          AVERAGE
                                           DAILY    TOTAL 1997  PERCENT OF TOTAL
             CUSTOMER NAME                VOLUMES     VOLUMES        VOLUMES
---------------------------------------- ---------- ----------- ----------------
                                         (THOUSANDS
                                             OF      (MILLIONS
                                          BARRELS)  OF BARRELS)
ARCO Chemical...........................    28.7       10.5          42.9%
BEF
  Enterprise............................     5.3        1.9           7.9
  Mitchell..............................     5.0        1.8           7.5
  Sun...................................     5.0        1.8           7.5
                                            ----       ----          -----
    BEF Subtotal........................    15.3        5.6          22.9
Huntsman................................    15.0        5.5          22.3
Mobil...................................     2.9        1.1           4.3
                                            ----       ----          -----
Total...................................    61.9       22.6          92.4%
                                            ====       ====          =====

  In addition to its processing contracts, the Company has also entered into contracts to sell isobutane to Global Octanes, Texas Petrochemicals, Equistar, Citgo, Crown Central and Texaco. The Company has long-standing business relationships with Global Octanes and Texas Petrochemicals. The Company has the only pipeline connection to Global Octanes and the only pipeline connection to Texas Petrochemicals that is capable of delivering isobutane on a continuous, as-needed basis. The Company is currently in negotiations to renew these contracts, both of which expire this year. Prices under these contracts generally are based on the spot market price for isobutane at Mont Belvieu. The Company can meet its sales obligations either by (i) purchasing normal butane in the spot market and isomerizing it, (ii) purchasing mixed butane on the spot market, including imports, and processing it through a DIB or (iii) purchasing isobutane in the spot market. When the price differential between normal butane and isobutane is not substantial enough to justify isomerization, the Company purchases isobutane and delivers it to its sales customers who pay market-based prices. Accordingly, the percentage of isomerization volumes represented by processing customers increases when the spread between normal butane and isobutane prices is narrow.

  The following table describes the volumes of isobutane produced and the utilization at the Company's Mont Belvieu facility during the past five years:

                     ISOMERIZATION VOLUMES AND UTILIZATION

                                                        YEAR ENDED DECEMBER 31,
                                                        ----------------------------
                                                        1993  1994  1995  1996  1997
                                                        ----  ----  ----  ----  ----
Average daily toll processing volume (a)...............  45    45    57    59    62
Average daily production volume (a)....................  66    66    67    71    67
Tolling volume as a percentage of total production.....  66%   68%   86%   84%   92%
Average capacity utilization...........................  57%   57%   58%   61%   57%
Average daily merchant volume (a)(b)...................  39    42    44    52    53

--------

(a)  Thousands of barrels per day.

(b) Average daily merchant volume includes merchant processing volume and sales of isobutane purchased in the spot market.

 Mixed Butane Fractionation

  The Company also uses its DIB units to fractionate mixed butane produced from the Company's NGL fractionation and isomerization facilities and from imports and other outside sources into isobutane and normal butane. The operating flexibility provided by its multiple DIBs enables the Company to take advantage of fluctuations in demand and prices for the different types of butane. The Company also has DIB capacity available for toll processing of mixed butane streams for third parties.

  Imports are the Company's most significant outside source of mixed butane. The Company leases and operates an NGL import/export facility on the Houston ship channel, one of only two commercial facilities on the Gulf Coast capable of receiving and unloading world-scale NGL tankers. This facility, which is connected to the Mont Belvieu facility via a pipeline which is part of the Company's Houston ship channel system, enables the Company to import large quantities of mixed butane for processing in its DIBs. During 1997, imports, primarily from Algeria, Mexico and Venezuela, accounted for 81% of the Company's supply of mixed butane from outside sources. The Company believes that, because of new projects in Africa and South America and the lack of storage capacity in the Middle East, NGL import volumes will remain consistent over the near term.

MTBE PRODUCTION

 General

  MTBE is produced by reacting methanol with isobutylene, which is derived from isobutane. MTBE was originally used as an octane enhancer in motor gasoline, partly in response to the lead phase-down program begun in the mid-1970s. Following implementation of the Clean Air Act Amendments of 1990, MTBE became a widely-used oxygenate to enhance the clean burning properties of motor gasoline. Although oxygen requirements can be obtained by using various oxygenates such as ethanol, ethyl tertiary butyl ether (ETBE) and tertiary amyl methyl ether (TAME), MTBE has gained the broadest acceptance due to its ready availability and history of acceptance by refiners. Additionally, motor gasoline containing MTBE can be transported through pipelines, which is a significant competitive advantage over alcohol blends.

  Substantially all of the MTBE produced in the United States is used in the production of oxygenated motor gasoline that is required to be used in carbon monoxide and ozone non-attainment areas pursuant to the Clean Air Act Amendments of 1990 and the California oxygenated motor gasoline program. Demand for MTBE is primarily affected by the demand for motor gasoline in these areas. Motor gasoline usage in turn is affected by many factors, including the price of motor gasoline (which is dependent upon crude oil prices) and general economic conditions. Historically, the spot price for MTBE has been at a modest premium to gasoline blend values. Future MTBE demand is highly dependent on environmental regulation, federal legislation and the actions of individual states. See "Risk Factors--Risks Inherent in the Company's Business--The Profitability of the Company's Operations Will Depend Upon the Demand and Prices for the Company's Products--MTBE" for a discussion of legislation proposed in California to ban MTBE as a gasoline additive, legislation proposed in Congress to exempt California from the federal oxygenate requirements, and the efforts of various public advocacy and protest groups to curtail MTBE use in other states.

  The following table sets forth historical supply and demand information for
MTBE:

                                     MTBE
                           HISTORICAL SUPPLY/DEMAND
                        (THOUSANDS OF BARRELS PER DAY)

                                          SUPPLY                           DOMESTIC DEMAND
                         ----------------------------------------- --------------------------------
                                                     PERCENT OF
                                                       TOTALS
                                                  ----------------
                                      NET                          REFORMULATED CO-  OCTANES/
                         PRODUCTION IMPORTS TOTAL DOMESTIC IMPORTS     GAS      GAS   OTHER   TOTAL
                         ---------- ------- ----- -------- ------- ------------ ---- -------- -----
1993....................   135.8     13.0   148.8   91.3%    8.7%         0     95.0   64.6   159.6
1994....................   143.7     30.9   174.6   82.3    17.7       28.5     68.9   66.8   164.2
1995....................   163.3     57.7   221.0   73.9    26.1      197.1     23.6   14.0   234.7
1996....................   185.2     61.9   247.1   75.0    25.0      223.9      6.8   13.1   243.8
1997....................   197.6     67.6   265.2   74.5    25.5      239.5      1.9   28.7   270.1

--------

Source: DeWitt & Company Incorporated. Differences in total supply and total demand for each year represent net increases or decreases in MTBE inventories.

 The MTBE Production Process

  The primary feedstocks for MTBE production are isobutane and methanol. The Company produces isobutane for use in the BEF MTBE facility through its mixed butane fractionation and isomerization processes. At the MTBE facility, isobutane is dehydrogenated into isobutylene. The isobutylene is then reacted with purchased methanol to create MTBE. By-products of this process include propane/propylene mix, which is routed to the Company's propylene fractionation facilities; hydrogen, which is sold to a third party; and other mixed NGLs, which can be processed in the Company's NGL fractionation facilities or sold to third-party refiners.

  The following diagram illustrates the MTBE production process:

                                MTBE PRODUCTION

                             [CHART APPEARS HERE]

 The Company's MTBE Production Facilities

  The Company owns a 33 1/3% economic interest in BEF, the joint venture that owns the MTBE production facility located within the Company's Mont Belvieu complex. Both Sun and Mitchell Energy own 33 1/3% interests in BEF. The BEF facility was completed in 1994 at a total cost of $225 million and has an average MTBE production capacity of 14,800 barrels per day. The Company operates the facility under a long-term contract.

 The Company's MTBE Customers and Contracts

  Each of the owners of BEF is responsible for supplying one-third of the facility's isobutane feedstock through June 2004. Sun and Mitchell Energy have each contracted to supply their respective portions of the feedstock from the Company's isomerization facilities. The methanol feedstock is purchased from third parties under long-term contracts and transported to Mont Belvieu by a dedicated pipeline which is part of the Company's Houston ship channel system. At the time of the construction of the MTBE facility, BEF entered into a ten-year agreement with Sun pursuant to which Sun is required to purchase all of the MTBE production from the facility. Sun has agreed to pay the higher of a floor price or market price for the first 193,450,000 gallons per year of production, subject to quarterly adjustments on certain excess volumes, and market prices on the remaining production per contract year through May 2000. At the end of 1997, the floor price paid by Sun was $1.0392 per gallon. Beginning June 1, 2000 through the termination of the contract in May 2005, the price for all production will be a market-based negotiated price. During 1997 and the first quarter of 1998, the average spot price for MTBE on the Gulf Coast was approximately $0.83 and $0.68 per gallon, respectively.

  The following table shows the production volumes and utilization at BEF's MTBE facility over the past four years:

                         MTBE VOLUMES AND UTILIZATION


                                                           1994  1995  1996  1997
                                                           ----  ----  ----  ----
Average daily production volume (thousands of barrels).... 7.8   9.6   13.2  14.4
Average capacity utilization..............................  70%   65%    89%   97%

PROPYLENE FRACTIONATION

 General

  Polymer grade, or high purity, propylene is one of three grades of propylene sold in the United States and is used in the petrochemical industry for the production of plastics. High purity propylene is typically over 99.5% pure propylene and is derived by purifying either of the lower grade propylene feedstocks, refinery grade or chemical grade. Chemical grade propylene is 92-93% pure propylene and is produced as a by-product of olefin (ethylene) plants. The supply of chemical grade propylene is insufficient to meet the demand for high purity propylene; therefore, remaining demand is satisfied by the purification of refinery grade propylene. Refinery grade propylene, or propane/propylene mix, is 50-70% pure propylene, with the primary impurity being propane. Propane/propylene mix is produced in crude oil refinery fluid catalytic cracking plants and is fractionated to separate propane and other impurities from the high purity propylene. The fractionation process occurs either at the crude oil refinery or at a commercial propylene fractionation facility like the one operated by the Company.

  Since 1995, domestic high purity propylene production has remained fairly constant, aggregating approximately 120,000 barrels per day in 1997. Polypropylene production accounts for approximately one-half of the demand for high purity propylene. Polypropylene has a variety of end uses, including fiber for carpets and upholstery, packaging film and molded plastic parts for appliance, automotive, houseware and medical products. The alternative use for propylene in refineries is to produce alkylate for blending into gasoline.

 The Propylene Fractionation Process

  Refinery grade propane/propylene mix is fractionated in towers similar to those in which mixed NGLs are fractionated in fractionation units. In propylene fractionation facilities, propane and mixed butanes are separated from high purity propylene. The propane is ultimately used in petrochemical plants or sold in heating/fuel markets. The small amount of mixed butane produced is typically processed through DIBs and fractionated into isobutane and normal butane. The high purity propylene is shipped by truck or pipeline to plastics manufacturers.

Like NGL fractionation units, propylene splitters realize energy savings by using the heat produced by the gas turbine engines which drive the facilities' compressors.

  The following diagram illustrates the propylene fractionation process:

                             [CHART APPEARS HERE]

 The Company's Propylene Facilities

  In 1979, the Company, together with Montell (a Shell subsidiary), constructed its first propylene fractionation unit. The unit, which is also called a "splitter," had an initial average production capacity of 5,500 barrels per day. The facility has been expanded over the years to a current average propylene production capacity of 16,500 barrels per day. The Company owns a 54.6% interest in the splitter, and Montell owns the remaining 45.4% interest. The Company leases Montell's interest. In response to strong demand, the Company constructed a second propylene fractionation unit in March 1997 at a cost of approximately $52 million. The new unit has an average production capacity of 13,500 barrels per day. The Company is the sole owner of the second splitter; however, Mobil has an option to purchase a 25.0% interest in the splitter for approximately $13.75 million for a one-year period ending September 30, 1999. Together, the splitters have an average production capacity of 30,000 barrels per day of high purity propylene.

  The Company is able to unload barges carrying propane/propylene mix through its import/export facility on the Houston ship channel. The Company is also able to receive supplies of propane/propylene mix from its truck and rail loading facility and from refineries and other propane/propylene mix producers through its pipeline located along the Houston ship channel.

 The Company's Propylene Customers and Contracts

  The Company produces high purity propylene both as a toll processor and for sale pursuant to long-term agreements with market-based pricing and on the spot market. The Company's most significant toll processing contracts are with Equistar and Huntsman. Pursuant to those contracts, the Company is guaranteed certain minimum volumes and paid a processing fee based on the pounds of high purity propylene processed. The Company also has toll processing contracts with Chevron and Montell. The Company has several long-term high purity propylene sales agreements, the most significant of which is with Montell. Pursuant to the Montell agreement, the Company agrees to sell Montell 700 million pounds, equal to approximately 11,000 barrels per day, of high purity propylene each year at market-based prices. The Company has supplied Montell with propylene since the first splitter facility was constructed in 1979. The contract is currently scheduled to expire on December 31, 2004. Montell has the option to renew the contract for another 12 years and, at the end of that renewal period, to renew the contract for another 12 years. To meet its sales obligations, the Company has entered into several long-term agreements to purchase propane/propylene mix. The Company's most significant feedstock contracts are with Crown Central, Mobil, Shell and Valero.

               PRINCIPAL 1997 PROPYLENE FRACTIONATION CUSTOMERS

                                           AVERAGE
                                            DAILY    TOTAL 1997 PERCENT OF TOTAL
              CUSTOMER NAME                VOLUMES    VOLUMES     1997 VOLUMES
----------------------------------------- ---------- ---------- ----------------
                                          (THOUSANDS (MILLIONS
                                              OF         OF
                                           BARRELS)   BARRELS)
Processing Customers:
  Montell................................     1.4       0.5            5.3%
  Equistar...............................     5.8       2.1           22.1
  Huntsman...............................     3.0       1.1           11.6
  Chevron................................     1.9       0.7            7.4
  Shell..................................     0.3       0.1            1.0
                                             ----       ---          -----
    Total Processing.....................    12.4       4.5           47.4
                                             ----       ---          -----
Sales Customers:
  Montell................................    11.0       4.0           42.1
  Huntsman...............................     0.8       0.3            3.2
  Other..................................     1.8       0.7            7.3
                                             ----       ---          -----
    Total Sales..........................    13.6       5.0           52.6
                                             ----       ---          -----
Total....................................    26.0       9.5          100.0%
                                             ====       ===          =====

  The following table shows the volumes of propylene produced and utilization at the Company's facilities over the past five years:

                PROPYLENE FRACTIONATION VOLUMES AND UTILIZATION

                                                       YEAR ENDED DECEMBER 31,
                                                       ----------------------------
                                                       1993  1994  1995  1996  1997
                                                       ----  ----  ----  ----  ----
Average daily production volume (thousands of
 barrels).............................................  16    17    16    16    26
Average capacity utilization (a)......................  98%   84%  100%  100%   93%
Tolling volumes as a percentage of total volume.......  36%   35%   35%   33%   47%

--------
(a) The Company began operating its second splitter in March 1997 resulting in an increase in capacity to 30,000 barrels per day. During the last six months of 1997, average daily production volume was 29,000 barrels per day.

OTHER BUSINESSES

 Storage

  NGLs, NGL products, propane/propylene mix and other light hydrocarbons must be pressurized or refrigerated for storage or transportation in a liquid state. Above-ground storage of these materials in refrigerated or pressurized containers is uneconomical in the quantities required for efficient processing and industrial consumption. For this reason, such materials are typically stored in underground caverns, or wells, within salt domes or salt beds. These salt formations provide a medium which is impervious to the stored products and can contain large quantities of hydrocarbons in a safer manner and at a significantly lower per-unit cost than any above-ground alternative. Brine is used to displace the stored products and to maintain pressure in the well as product volumes fluctuate. The Company owns nine storage wells at Mont Belvieu with an aggregate capacity of approximately 20 million barrels. The Company also owns NGL storage caverns in Breaux Bridge, Louisiana and Petal, Mississippi with additional capacity of 15 million barrels.

  Several of the wells at Mont Belvieu are used to store mixed NGLs and propane/propylene mix that have been delivered for processing. Such storage allows the Company to mix various batches of feedstock and maintain a sufficient supply and stable composition of feedstock to the processing facilities. The Company stores certain fractionated products for its customers when they are unable to take immediate delivery. These products include propane, isobutane, normal butane, mixed butane and high purity propylene. The Company's storage and product handling facilities and pipeline systems also enable it to unload feedstocks and load processed products on marine tankers at maximum rates. Some of the Company's processing contracts allow for a short period of free storage (typically 30 days or less) and impose fees based on volumes stored for longer periods.

 Pipelines

  The Company owns and operates a network of approximately 500 miles of NGL, NGL products and propylene pipelines in the Gulf Coast area.

  The following table identifies the Company's primary pipeline assets:

                                                                                       COMPANY
                                                                                      OWNERSHIP
    PIPELINE SYSTEM           LOCATION       MILES              FUNCTION              PERCENTAGE
------------------------ ------------------- ----- ---------------------------------  ----------
Houston ship channel.... Mont Belvieu to      175  Delivers NGLs to Mont Belvieu and     100%
                         Port of Houston           NGL products to refineries and
                                                   petrochemical companies
Sorrento................ Near Baton Rouge to  140  Delivers NGL products to              100%
                         near New Orleans          refineries and petrochemical
                                                   companies and Dixie Pipeline
Chunchula............... Alabama/Florida      117  Delivers NGLs to Petal                100%
                         border to Petal,          fractionator
                         Mississippi
Lake Charles/Bayport                          134  Delivers high purity propylene         50%
 Propylene Pipeline..... Mont Belvieu to           from Mont Belvieu to Montell's
                         Lake Charles,             Lake Charles and Bayport
                         Louisiana and             propylene plants and to
                         Bayport, Texas            Aristech's LaPorte facility and
                                                   receives refinery grade propylene
                                                   from Mobil at Beaumont

  The Houston ship channel distribution system and the Sorrento system are bi-directional for maximum operating flexibility, market responsiveness and transportation efficiency. These systems transport feedstocks to the Company's facilities for processing and deliver products to petrochemical plants and refineries. The Houston ship channel distribution system has an aggregate length of approximately 175 miles and extends west from Mont Belvieu, along the Houston ship channel to Pierce Junction south of Houston. The Houston ship channel system includes (i) a combination 6-inch and 8-inch propane/propylene mix pipeline; (ii) a combination 8-inch and 10-inch isobutane pipeline; (iii) an 8-inch methanol pipeline; and (iv) a combination 12-inch and 16-inch NGL import/export pipeline. The Houston ship channel distribution system serves the refinery and petrochemical industry concentrated along the Houston ship channel and connects the Mont Belvieu facilities to a number of the Company's major customers and suppliers.

  The Sorrento system comprises two pipeline subsystems aggregating 140 miles in length that originate from Sorrento, Louisiana and serve the major refineries and petrochemical companies on the Mississippi River from near Baton Rouge, Louisiana to near New Orleans, Louisiana. One subsystem is used for transporting propane, and one is used for transporting butane and natural gasoline. Propane received in the Sorrento system can be delivered to petrochemical plants or into the Dixie Pipeline. Butane from Mont Belvieu can be received from the Dixie Pipeline at the Company's Breaux Bridge storage facility, transported through the Company's pipeline and delivered to refineries located along the Sorrento system.

  The Chunchula system originates at the Alabama-Florida border and extends west to the Company's NGL storage and fractionation facility in Petal, Mississippi. The Company owns and operates this 117-mile, 6-inch line consisting of the Chunchula Pipeline and the Jay Extension that gathers NGLs from the Chunchula, Jay and Hatters Pond Fields in Florida and Alabama for delivery to the Company's facility in Petal, Mississippi for processing or storage and further distribution.

  The Company operates a 134-mile propylene pipeline system which is used to distribute high purity propylene from Mont Belvieu to Montell's polypropylene plants in Lake Charles, Louisiana and Bayport, Texas and Aristech's facility in LaPorte, Texas. A segment of the pipeline is jointly owned by the Company and Montell, and another segment of the pipeline is jointly leased from Mobil.

  The Company recently announced its intention to participate in the construction of two new pipeline projects which will support its Baton Rouge NGL fractionator joint venture. The Tri-States Pipeline, a joint venture with Amoco, Duke, Koch, Williams and Tejas (a Shell subsidiary), will extend approximately 169 miles from Mobile Bay, Alabama to near Kenner, Louisiana. The Wilprise Pipeline, a joint venture with Williams and Amoco, will extend approximately 30 miles from Kenner to Sorrento, Louisiana. Both pipelines will transport mixed NGLs from Mobile Bay to fractionation facilities. At Kenner, some shippers will be able to choose between shipment to fractionation facilities in a competing system in South Louisiana or to fractionation facilities at Baton Rouge using the Wilprise Pipeline and another pipeline linking Sorrento to Baton Rouge.

 Houston Ship Channel Import/Export Facility; Rail Cars and Facilities

  The Company leases and operates an NGL import/export facility at the Oiltanking Houston marine terminal on the Houston ship channel. The import/export facility is connected to Mont Belvieu via the Company's 16-inch bi-directional import/export pipeline. This pipeline enables NGL tankers to be offloaded at their maximum (10,000 barrels per hour) unloading rate, thus minimizing laytime and maximizing facility usage. An 8-inch methanol pipeline which is part of the Houston ship channel distribution system also extends from the facility to Mont Belvieu and enables methanol to be delivered by ship and then transferred to the MTBE facility. The Company is also participating in a joint venture that will install at the import/export facility the NGL Product Chiller for cooling NGL products for loading into refrigerated marine tankers. The chiller will speed the loading of vessels and enable the throughput of the facility to be increased accordingly.

  The Company utilizes a fleet of approximately 350 rail cars under short and long-term leases used to deliver feedstocks to Mont Belvieu and transport NGL products throughout the United States. The Company also has rail loading/unloading facilities at Mont Belvieu, Texas, Breaux Bridge, Louisiana, and Petal, Mississippi to serve its own and customers' rail shipments.

COMPETITION

  The consumption of NGL products in the United States can be separated among four distinct markets. Petrochemical production provides the largest end-use market, followed by motor gasoline production, residential and commercial heating and agricultural uses. There are other hydrocarbon alternatives, primarily refined petroleum products, which can be substituted for NGL products in most end uses. In some uses, such as residential and commercial heating, a substitution of other hydrocarbon products for NGL products would require a significant expense or delay, but for other uses, such as the production of motor gasoline, ethylene, industrial fuels and petrochemical feedstocks, such a substitution can be made without significant delay or expense.

  Because certain NGL products compete with other refined petroleum products in the fuel and petrochemical feedstock markets, NGL product prices are set by or in competition with refined petroleum products. Increased production and importation of NGLs and NGL products in the United States may decrease NGL product prices in relation to refined petroleum alternatives and thereby increase consumption of NGL products as NGL products are substituted for other more expensive refined petroleum products. Conversely, a decrease in the production and importation of NGLs and NGL products could increase NGL products prices in relation to refined petroleum product prices and thereby decrease consumption of NGLs. However, because of the relationship of crude oil and natural gas production to NGL production, the Company believes that any imbalance in the prices of NGLs and NGL products and alternative products would be temporary.

  Although competition for NGL product fractionation services is based primarily on the fractionation fee, the ability of a fractionator to obtain and distribute product is a function of the existence of the necessary pipelines and transportation facilities. A fractionator connected to an extensive transportation and distribution

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

system has direct access to a larger market than its competitors. Overall, the Company believes that it provides a broader range of services than any of its competitors at Mont Belvieu. In addition, the Company believes that its joint venture relationships enable it to contract for the long-term utilization of a significant amount of its fractionation facilities with major producers and consumers of NGLs or NGL products.

  The Company's Mont Belvieu fractionation facility competes for volumes of mixed NGLs with three other fractionators at Mont Belvieu: a joint venture between Dynegy and Amoco (205,000 barrels per day capacity); Gulf Coast Fractionators, a joint venture of Conoco, Mitchell Energy and Dynegy (110,000 barrels per day capacity); and a joint venture between Koch Industries and Union Pacific Resources (110,000 barrels per day capacity). The Koch Industries/Union Pacific Resources fractionator is scheduled for expansion to a capacity of 200,000 barrels per day in 1999. Mobil operates a fractionation facility (60,000 barrels per day capacity) in Hull, Texas that is connected to Mont Belvieu by pipeline and Phillips Petroleum operates a fractionation facility (70,000 barrels per day capacity) in Sweeny, Texas that is connected to Mont Belvieu by pipeline. Mobil and Phillips use their facilities primarily to process their own NGL production but at certain times compete with the fractionators at Mont Belvieu. The Company's fractionation facilities also compete on a more limited basis with two fractionators in Conway, Kansas:
MAPCO (107,000 barrels per day capacity) and Koch Industries (200,000 barrels per day capacity) and with a number of decentralized, smaller fractionation facilities in Louisiana, the most significant of which are Promix at Napoleonville (55,000 barrels per day capacity), Texaco/MAPCO at Paradis (45,000 barrels per day capacity) and TransCanada at Eunice and Riverside (45,000 barrels per day combined capacity). In recent years, the Conway market has experienced excess capacity and prices for NGL products that are generally lower than prices at Mont Belvieu, although prices in Conway tend to strengthen along with demand for propane in winter months. Finally, a number of producers operate smaller-scale fractionation facilities at individual field processing facilities.

  In the isomerization market, the Company competes primarily with Koch Industries at Conway, Kansas; Enron at Riverside, Louisiana; and Conoco at Wingate, New Mexico. Enron and Valero also produce isobutane, primarily for internal production of MTBE. Competitive factors affecting isomerization operations include the price differential between normal butane and isobutane as well as the fees charged for isomerization services, long-term contracts, the availability of merchant capacity, the ability to produce a higher purity isobutane product and storage and transportation support.

  BEF competes with a number of MTBE producers, including a number of refiners who produce MTBE for internal consumption in the manufacture of reformulated motor gasoline. Competitive factors affecting MTBE production include production costs, long-term contracts, the availability of merchant capacity and federal and state environmental regulations relating to the content of motor gasoline.

  The Company competes with numerous producers of high purity propylene, which include many of the major refiners on the Gulf Coast. The Company and Ultramar Diamond Shamrock are the primary domestic commercial producers of high purity propylene from refinery-sourced propane/propylene mix. High purity propylene is also produced as a by-product from steam crackers used in ethylene production.

  Certain of the Company's competitors are major oil and natural gas companies and other large integrated pipeline or energy companies which have greater financial resources than the Company. The Company believes that its independence from the major producers of NGLs and petrochemical companies is often an advantage in its dealings with its customers, but the Company's continued success will depend upon its ability to maintain strong relationships with the primary producers of NGLs and consumers of NGL products, particularly in the form of long-term contracts and joint venture relationships.

REGULATORY MATTERS

 Interstate Common Carrier Pipeline Regulation

  The Company's Chunchula and Lake Charles/Bayport pipelines are interstate common carrier oil pipelines subject to regulation by FERC under the October 1, 1977 version of the Interstate Commerce Act ("ICA").

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  Standards for Terms of Service and Rates. As interstate common carriers, the
Chunchula and Lake Charles/Bayport pipelines provide service to any shipper who requests transportation services, provided that the products tendered for transportation satisfy the conditions and specifications contained in the applicable tariff. The ICA requires the Company to maintain tariffs on file with the FERC that set forth the rates the Company charges for providing transportation services on the interstate common carrier pipelines as well as the rules and regulations governing these services.

  The ICA gives the FERC authority to regulate the rates the Company charges for service on the interstate common carrier pipelines. The ICA requires, among other things, that such rates be "just and reasonable" and nondiscriminatory. The ICA permits interested persons to challenge proposed new or changed rates and authorizes the FERC to suspend the effectiveness of such rates for a period of up to seven months and to investigate such rates. If, upon completion of an investigation, the FERC finds that the new or changed rate is unlawful, it is authorized to require the carrier to refund the revenues in excess of the prior tariff collected during the pendency of the investigation. The FERC may also investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint.

  On October 24, 1992, Congress passed the Energy Policy Act of 1992 ("Energy Policy Act"). The Energy Policy Act deemed petroleum pipeline rates that were in effect for the 365-day period ending on the date of enactment or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest or investigation during the 365-day period to be just and reasonable under the ICA (i.e., "grandfathered"). The Energy Policy Act also limited the circumstances under which a complaint can be made against such grandfathered rates. In order to challenge grandfathered rates, a party would have to show that it was previously contractually barred from challenging the rates or that the economic circumstances or the nature of the service underlying the rate had substantially changed or that the rate was unduly discriminatory or preferential. These grandfathering provisions and the circumstances under which they may be challenged have received only limited attention from the FERC, causing a degree of uncertainty as to their application and scope.

  The Energy Policy Act required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for petroleum pipelines, and to streamline procedures in petroleum pipeline proceedings. The FERC responded to this mandate by issuing Order No. 561, which, among other things, adopted a new indexing rate methodology for petroleum pipelines. Under the new regulations, which became effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to an inflation index. Rate increases made within the ceiling levels will be subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. If the indexing methodology results in a reduced ceiling level that is lower than a pipeline's filed rate, Order No. 561 requires the pipeline to reduce its rate to comply with the lower ceiling. Under Order No. 561, a pipeline must as a general rule utilize the indexing methodology to change its rates. The FERC, however, retained cost-of-service ratemaking, market-based rates, and settlement as alternatives to the indexing approach, which alternatives may be used in certain specified circumstances.

  The Company believes that the rates it charges for transportation service on its interstate pipelines have been grandfathered under the Energy Policy Act and are thus considered just and reasonable under the ICA. As discussed above, however, because of the uncertainty related to the application of the Energy Policy Act's grandfathering provisions to the Company's rates as well as the novelty and uncertainty related to the FERC's new indexing methodology, the Company is unable to predict what rates it will be allowed to charge in the future for service on its interstate common carrier pipelines. Furthermore, because rates charged for transportation must be competitive with those charged by other transporters, the rates set forth in the Company's tariffs will be determined based on competitive factors in addition to regulatory considerations.

 Allowance for Income Taxes in Cost of Service. In a 1995 decision regarding Lakehead Pipe Line Company ("Lakehead"), FERC ruled that an interstate pipeline owned by a limited partnership could not include in its cost of service an allowance for income taxes with respect to income attributable to limited partnership interests held by individuals. On request in 1996, FERC clarified that, in order to avoid any effect of a "curative allocation" of income from individual partners to the corporate partner, an allowance for income taxes paid by corporate partners must be based on income as reflected on the pipeline's books for earning and distribution rather than as reported for income tax purposes. Subsequent appeals of these rulings were resolved by a 1997 settlement among the parties and were never adjudicated. The effect of this policy on the Company is uncertain. The Company's rates are set using the indexing method and have been grandfathered. It is possible that a party might challenge the Company's grandfathered rates on the basis that the creation of the Company constituted a substantial change in circumstances, potentially lifting the grandfathering protection. Alternatively, a party might contend that, in light of the Lakehead ruling and creation of the Company, the Company's rates are not just and reasonable. While it is not possible to predict the likelihood that such challenges would succeed at FERC, if such challenges were to be raised and succeed, application of the Lakehead ruling would reduce the Company's permissible income tax allowance in any cost of service, and rates, to the extent income is attributable to partnership interests held by individual partners rather than corporations.

 Intrastate Common Carrier Regulation

  The Company's Houston ship channel pipeline is an intrastate private carrier not subject to rate regulations. The Sorrento pipeline is an intrastate common carrier pipeline that transports NGL products and is subject to various Louisiana state laws and regulations that affect the terms of service and rates for such services. In addition, the Louisiana Public Service Commission ("LPSC") asserts the right to review any transfer of ownership of an intrastate common carrier pipeline operating within Louisiana to determine if the transfer is in the public interest. The Company has obtained the approval of the LPSC for the change in the form of ownership of the Sorrento pipeline.

 Other State and Local Regulation

  The Company's activities are subject to various state and local laws and regulations, as well as orders of regulatory bodies pursuant thereto, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters.

 Cogeneration

  The Company cogenerates electricity for internal consumption and heat for a process-related hot oil system at Mont Belvieu. If this electricity were sold to third parties, the Company's Mont Belvieu cogeneration facilities could be certified as qualifying facilities under the Public Utility Regulatory Policy Act of 1978 ("PURPA"). Subject to compliance with certain conditions under PURPA, this certification would exempt the Company from most of the regulations applicable to electric utilities under the Federal Power Act and the Public Utility Holding Company Act, as well as from most state laws and regulations concerning the rates, finances, or organization of electric utilities. However, since such electric power is consumed entirely by the Company's plant facilities, the Company's cogeneration activities are not subject to public utility regulation under federal or Texas law.

 Environmental Matters

  General. The operations of the Company are subject to federal, state and local laws and regulations relating to release of pollutants into the environment or otherwise relating to protection of the environment. The Company believes that its operations and facilities are in general compliance with applicable environmental regulations.

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

However, risks of process upsets, accidental releases or spills are associated with the Company's operations and there can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damage to property and persons.

  The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. The usual remedy for failure to comply with these laws and regulations is the assessment of administrative, civil and, in some instances, criminal penalties or, in rare circumstances, injunctions. The Company believes that the cost of compliance with environmental laws and regulations will not have a material adverse effect on the results of operations or financial position of the Company. However, it is possible that the costs of compliance with environmental laws and regulations will continue to increase, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts currently anticipated. In the event of future increases in costs, the Company may be unable to pass on those increases to its customers. The Company will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

  Solid Waste. The Company currently owns or leases, and has in the past owned or leased, properties that have been used over the years for NGL processing, treatment, transportation and storage and for oil and natural gas exploration and production activities. Solid waste disposal practices within the NGL industry and other oil and natural gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, a possibility exists that hydrocarbons and other solid wastes may have been disposed of on or under various properties owned by or leased by the Company during the operating history of those facilities. In addition, a small number of these properties may have been operated by third parties over whom the Company had no control as to such entities' handling of hydrocarbons or other wastes and the manner in which such substances may have been disposed of or released. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict and, pursuant to such laws and regulations, the Company could be required to remove or remediate previously disposed wastes or property contamination including groundwater contamination. The Company does not believe that there presently exists significant surface and subsurface contamination of the Company properties by hydrocarbons or other solid wastes.

  The Company generates both hazardous and nonhazardous solid wastes which are subject to requirements of the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. From time to time, the Environmental Protection Agency ("EPA") has considered making changes in nonhazardous waste standards that would result in stricter disposal requirements for such wastes. Furthermore, it is possible that some wastes generated by the Company that are currently classified as nonhazardous may in the future be designated as "hazardous wastes," resulting in the wastes being subject to more rigorous and costly disposal requirements. Such changes in the regulations may result in additional capital expenditures or operating expenses by the Company.

  Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and similar state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons, including the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Although "petroleum" is excluded from CERCLA's definition of a "hazardous substance," in the course of its ordinary operations the Company will generate wastes that may fall within the definition of a "hazardous substance." The Company may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. The Company has not received any notification that it may be potentially responsible for cleanup costs under CERCLA.

  Clean Air Act--General. The operations of the Company are subject to the Clean Air Act and comparable state statutes. Amendments to the Clean Air Act were adopted in 1990 and contain provisions that may result in the imposition of certain pollution control requirements with respect to air emissions from the operations of the pipelines and the processing and storage facilities. For example, the Mont Belvieu processing and storage facility is located in the Houston-Galveston ozone non-attainment area, which is categorized as a "severe" area and, therefore, is subject to more restrictive regulations for the issuance of air permits for new or modified facilities. The Houston-Galveston area is among nine areas in the country in this "severe" category. One of the other consequences of this non-attainment status is the potential imposition of lower limits on the emissions of certain pollutants, particularly oxides of nitrogen which are produced through combustion, as in the gas turbines at the Mont Belvieu processing facility. Regulations imposing these new requirements on existing facilities will not be promulgated until the end of 2000, and, therefore, it is not possible at this time to assess the impact these requirements may have on the Company's operations. Failure to comply with these air statutes or the implementing regulations may lead to the assessment of administrative, civil or criminal penalties, and/or result in the limitation or cessation of construction or operation of certain air emission sources. As part of the regular overall evaluation of its current operations, the Company is updating certain of its operating permits. The Company believes that its operations, including its processing facilities, pipelines and storage facilities, are in substantial compliance with applicable air requirements.

  Clean Air Act--Fuels. To implement the Clean Air Act Amendments of 1990, the EPA, in November 1992, began requiring the use of motor gasoline containing 2.7% oxygen by weight during winter months in carbon monoxide non-attainment areas largely in the western half of the United States (approximately 25 metropolitan areas). Since January 1995, the EPA has required the use of motor gasoline containing 2.0% oxygen by weight throughout the year in extreme and severe ozone non-attainment areas (nine metropolitan areas). The production of MTBE is driven by the compliance with the requirements of these oxygenated fuels programs. Any changes to these programs that enable localities to opt out of these programs, lessen the requirements for oxygenates or favor the use of non-isobutane based oxygenated fuels would reduce demand for the Company's MTBE and could have a material adverse effect on the Company's results of operations. Several public advocacy and protest groups active in California and other states have asserted that MTBE contaminates water supplies, causes health problems and has not been as beneficial as originally contemplated in reducing air pollution. In California, state authorities negotiated an agreement with the EPA to implement a program requiring oxygenated motor gasoline at 2.0% for the whole state, rather than 2.7% only in selected areas. In addition, legislation to amend the Clean Air Act has been introduced in Congress to exempt California from the federal oxygenate requirements for reformulated motor gasoline. If this legislation is enacted, refiners could eliminate or reduce the amount of MTBE from motor gasoline sold in California so long as certain other minimum standards are met. This federal legislation is opposed by both the federal Department of Energy and the EPA. Many of the public advocacy and protest groups that have been campaigning for legislation to exempt California from the federal oxygenate requirement are also supporting a nationwide ban on the use of MTBE and other oxygenates, but no legislation to implement a nationwide ban has been introduced in Congress to date.

  Clean Water Act. The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws require containment of potential discharges of contaminants into federal and state waters. Regulations promulgated pursuant to these laws require that entities such as the Company that discharge into federal and state waters obtain National Pollutant Discharge Elimination System ("NPDES") and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws provide penalties for releases of unauthorized contaminants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of stormwater runoff. The Company believes that it will be able to obtain, or be included under, these Clean Water Act permits and that compliance with the conditions of such permits will not have a material effect on the Company.

  Underground Storage Requirements. The Company currently owns and operates underground storage caverns that have been created in naturally occurring salt domes in Texas, Louisiana and Mississippi. These

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

storage caverns are used to store NGLs, NGL products, propane/propylene mix and propylene. Surface brine pits and brine disposal wells are used in the operation of the storage caverns. All of these facilities are subject to strict environmental regulation by state authorities under the Texas Natural Resources Code and similar statutes in Louisiana and Mississippi. Regulations implemented under such statutes address the operation, maintenance and/or abandonment of such underground storage facilities, pits and disposal wells, and require that permits be obtained. Failure to comply with the governing statutes or the implementing regulations may lead to the assessment of administrative, civil or criminal penalties. The Company believes that its salt dome storage operations, including the caverns, brine pits and brine disposal wells, are in substantial compliance with applicable statutes.

 Safety Regulation

  The Company's pipelines are subject to regulation by the U.S. Department of Transportation under the Hazardous Liquid Pipeline Safety Act, as amended ("HLPSA"), relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA covers crude oil, carbon dioxide, NGL and petroleum products pipelines and requires any entity which owns or operates pipeline facilities to comply with the regulations under the HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. The Company believes that its pipeline operations are in substantial compliance with applicable HLPSA requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, there can be no assurance that future compliance with the HLPSA will not have a material adverse effect on the Company's results of operations or financial position.

  The workplaces associated with the processing and storage facilities and the pipelines operated by the Company are also subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The Company believes that it has operated in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

  In general, the Company expects expenditures will increase in the future to comply with likely higher industry and regulatory safety standards such as those described above. Such expenditures cannot be accurately estimated at this time, although the Company does not expect that such expenditures will have a material adverse effect on the Company.

TITLE TO PROPERTIES

  EPCO has transferred or will transfer (by operation of law or otherwise) all of its properties other than the Retained Assets to the Company without warranty prior to the consummation of this offering. Real property that has been or will be transferred by EPCO to the Company falls into two basic categories: (a) parcels which EPCO owns in fee, such as land at the Mont Belvieu complex and Petal fractionation and storage facility, and (b) parcels where EPCO's interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the use of such land for EPCO's operations. The fee sites upon which major facilities are located have been owned by EPCO or its predecessors in title for many years without any material challenge known to EPCO relating to title to the land upon which the assets are located, and EPCO believes it has satisfactory title to such fee sites. EPCO has no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way or license held by it or to its title to any material lease, easement, right-of-way, permit or lease, and EPCO believes that it has satisfactory title to all of its material leases, easements, rights-of-way and licenses.

  Some of the leases, easements, rights-of-way, permits and licenses to be transferred to the Company require the consent of the grantor of such rights, which in certain instances is a governmental entity. EPCO expects to obtain, prior to the closing of this offering, third-party consents, permits and authorizations which will be sufficient to enable EPCO to transfer to the Company the assets necessary to enable the Company to operate its business in all material respects as described in this Prospectus. With respect to any material consents, permits or authorizations which have not been obtained prior to closing of this offering, the closing of this offering will not occur unless reasonable bases exist that permit the General Partner to conclude that such consents, permits, or authorizations will be obtained within a reasonable period following the closing, or the failure to obtain such consents, permits or authorizations will have no material adverse effect on the operation of the Company's business. If any such consents are not so obtained, EPCO will enter into other agreements, or take such other action as it deems necessary, in order to ensure that the Company has the assets and concomitant rights necessary to enable it to operate the Company's business in all material respects as described in this Prospectus. In addition, if all desired consents to assignment have not been obtained prior to the closing, the Company may decide to acquire the easements, licenses or authorizations for which consent to assignment has not been obtained through the power of eminent domain in the states and with respect to the pipelines where such rights is available to the Company as described below.

  The Company has been advised by counsel in the States of Alabama, Louisiana, Mississippi and Texas that the Company will have the power of eminent domain in such states with respect to the Chunchula pipeline system and the Lake Charles/Bayport propylene pipeline system following the transfer of such pipelines to the Company, assuming the Company meets certain requirements, which differ from state to state. While there can be no assurance, the Company believes it will meet such requirements in such states.

  EPCO or its affiliates initially may continue to hold record title to portions of certain assets until the Company has had time to make the appropriate filings in the jurisdictions in which such assets are located and to obtain any consents and approvals that are not obtained prior to transfer. Such consents and approvals would include those required by federal and state agencies or political subdivisions. In some cases, EPCO or its affiliates may, where required consents or approvals have not been obtained, temporarily hold record title to property as nominee for the benefit of the Company and in other cases may, on the basis of expense and difficulty associated with the conveyance of title, cause its affiliates to retain title, as nominees for the benefit of the Company, until a future date. It is anticipated that there will be no material change in the tax treatment of the Company or the Common Units resulting from the holding by EPCO or its affiliates of title to any part of such assets subject to future conveyance or as nominee for the benefit of the Company. No legal opinion has been obtained with regard to the risk, if any, of the holding by EPCO or its affiliates of record title to some portion of such assets as nominee for the benefit of the Company.

EMPLOYEES

  At March 31, 1998, EPCO employed approximately 500 employees in the operations to be owned and operated by the Company, none of whom were members of a union.

LITIGATION

  EPCO has been, in the ordinary course of business, involved in a number of legal and administrative proceedings, none of which has had a material adverse effect on EPCO's results of operation or financial condition. All of EPCO's current legal and administrative proceedings will be retained by EPCO and will not be assumed by the Company.

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

                                  MANAGEMENT

COMPANY MANAGEMENT

  The General Partner will manage and operate the activities of the Company. Unitholders will not directly or indirectly participate in the management or operation of the Company or have actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company. Notwithstanding any limitation on its obligations or duties, the General Partner will be liable, as the general partner of the Company, for all debts of the Company (to the extent not paid by the Company), except to the extent that indebtedness or other obligations incurred by the Company are made specifically non-recourse to the General Partner. Whenever possible, the General Partner intends to make any such indebtedness or other obligations non-recourse to the General Partner.

  At least two of the members of the Board of Directors of the General Partner who are neither officers, employees or security holders of the General Partner nor directors, officers, employees or security holders of any affiliate of the General Partner will serve on the Audit and Conflicts Committee, which will have the authority to review specific matters as to which the Board of Directors believes there may be a conflict of interests in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Company. Any matters approved by the Audit and Conflicts Committee will be conclusively deemed to be fair and reasonable to the Company, approved by all partners of the Company and not a breach by the General Partner or its Board of Directors of any duties they may owe the Company or the Unitholders. See "Conflicts of Interest and Fiduciary Responsibilities--Fiduciary and Other Duties." In addition, the Audit and Conflicts Committee will review the external financial reporting of the Company, will recommend engagement of the Company's independent public accountants, will review the Company's procedures for internal auditing and the adequacy of the Company's internal accounting controls and will approve any increases in the administrative service fee payable under the EPCO Agreement.

  As is commonly the case with publicly-traded limited partnerships, the Company will not directly employ any of the persons responsible for managing or operating the Company. In general, the current management of EPCO, the sole member of the General Partner, will manage and operate the Company's business pursuant to the EPCO Agreement.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE GENERAL PARTNER

  Set forth below is the name, age as of the date of this Prospectus, and position of each of the directors and executive officers of the General Partner as they will exist at the closing of the Offering. Each director and officer is elected for a one-year term.

          NAME            AGE          POSITION WITH GENERAL PARTNER
          ----            ---          -----------------------------
Dan L. Duncan...........   65 Chairman of the Board and Director
O.S. Andras.............   62 President, Chief Executive Officer and Director
Randa L. Duncan.........   36 Group Executive Vice President and Director
Albert W. Bell..........   59 Executive Vice President, Business Management
Gary L. Miller..........   49 Executive Vice President, Chief Financial
                               Officer, Treasurer and Director
William D. Ray..........   62 Executive Vice President, Marketing and Supply
Charles E. Crain........   64 Senior Vice President, Operations
Michael R. Johnson......   53 General Counsel and Secretary
Dr. Ralph S.
 Cunningham(1)..........   57 Director
Lee W. Marshall, Sr.(1).   65 Director

--------
(1) Member of the Audit and Conflicts Committee

  Dan L. Duncan will serve as Chairman of the Board and a Director of the General Partner. Mr. Duncan joined EPCO in 1969 and has served as Chairman of the Board of EPCO since 1979. He served as President of EPCO from 1970 to 1979 and Chief Executive Officer from 1982 to 1985.

  O. S. Andras will serve as President, Chief Executive Officer and a Director of the General Partner. Mr. Andras has served as President and Chief Executive Officer of EPCO since 1996. Mr Andras served as President and Chief Operating Officer of EPCO from 1982 to 1996 and Executive Vice President of EPCO from 1981 to 1982. Before joining EPCO, he was employed by The Dow Chemical Company in various capacities from 1960 to 1981, including Director of Hydrocarbons. Mr. Andras also serves as a director of Tetra Technologies, Inc.

  Randa L. Duncan will serve as Group Executive Vice President and a director of the General Partner. Ms. Duncan has served as Group Executive Vice President of EPCO since 1994. Before joining EPCO, she was an attorney with the firms of Butler & Binion from 1988 to 1991 and Brown, Sims, Wise and White from 1991 until 1994. Ms. Duncan is the daughter of Dan L. Duncan.

  Albert W. Bell will serve as Executive Vice President, Business Management of the General Partner. Mr. Bell has served as Executive Vice President, Business Management of EPCO since 1994. Mr. Bell joined EPCO in 1980 as President of its Canadian subsidiary. Mr. Bell transferred to EPCO in Houston in 1988 as Vice President, Business Development and was promoted to Senior Vice President, Business Management in 1992. Prior to joining EPCO, he was employed by Continental Emsco Supply Company, Ltd. and Amoco Canada Petroleum Company, Ltd.

  Gary L. Miller will serve as Executive Vice President, Chief Financial Officer, Treasurer and Director of the General Partner. Mr. Miller has served as Executive Vice President, Chief Financial Officer and Treasurer of EPCO since 1990. He served as Senior Vice President, Controller and Treasurer of EPCO from 1988 to 1990. From 1983 to 1988 he served as Vice President, Treasurer and Controller of EPCO. Before joining EPCO, he was employed by Wanda Petroleum, where he was Assistant Controller from 1977 to 1980.

  William D. Ray will serve as Executive Vice President, Marketing and Supply of the General Partner. Mr. Ray has served as EPCO's Executive Vice President, Marketing and Supply since 1985. Mr. Ray served as Vice President, Supply and Distribution of EPCO from 1971 to 1973 and as EPCO's Senior Vice President, Supply, Marketing and Distribution from 1973 to 1979. Prior to joining EPCO in 1971, Mr. Ray was employed by Wanda Petroleum from 1958 to 1969 and Koch Industries as Vice President, Marketing and Supply from 1969 to 1971.

  Charles E. Crain will serve as Senior Vice President, Operations of the General Partner and has served as Senior Vice President, Operations of EPCO since 1991. Mr. Crain joined EPCO in 1980 as Vice President, Process Operations. Prior to joining EPCO, Mr. Crain held positions with Shell Oil Company, Air Products & Chemicals and Tenneco Chemicals.

  Michael R. Johnson will serve as General Counsel and Secretary of the General Partner and has served as General Counsel and Secretary of EPCO since 1982. Mr. Johnson joined EPCO as Senior Attorney in 1979. Before joining EPCO, Mr. Johnson was employed by the Internal Revenue Service for six years and spent two years in private practice in Tyler, Texas. Mr. Johnson also worked for the Department of Energy on the regional counsel staff of the Office of Special Counsel.

  Ralph S. Cunningham will serve as a Director of the General Partner. Dr. Cunningham retired in 1997 from Citgo Petroleum Corporation, where he had served as President and Chief Executive Officer since 1995. Dr. Cunningham served as Vice Chairman of Huntsman Corporation from 1994 until 1995 and as President of Texaco Chemical Company from 1990 through 1994. Prior to joining Texaco Chemical Company, Dr. Cunningham held various executive positions with Clark Oil & Refining and Tenneco. He started his career in Exxon's refinery operations. He holds Ph.D., M.S. and B.S. degrees in Chemical Engineering. Dr. Cunningham serves as a director of Huntsman Corporation and Agrium, Inc. and served as a director of EPCO from 1987 to 1997.

  Lee W. Marshall, Sr. will serve as a Director of the General Partner. Mr. Marshall has been the Chief Executive Officer and principal stockholder of Bison International, Inc., and Bison Resources, LLC since 1991. Previously, Mr. Marshall was Executive Vice President and Chief Financial Officer of Wolverine Exploration Company and held senior management positions with Union Pacific Resources and Tenneco Oil.

EXECUTIVE COMPENSATION

  The Company and the General Partner were formed in April 1998. Accordingly, the General Partner paid no compensation to its directors and officers with respect to 1997, and none of EPCO's management compensation or benefits with respect to its officers and directors were allocated to the Company.

COMPENSATION OF DIRECTORS

  No additional remuneration will be paid to employees of EPCO or the General Partner who also serve as directors of the General Partner. Each independent director will receive $24,000 annually, for which they will each agree to participate in four regular meetings of the Board of Directors and four Audit and Conflicts Committee meetings. Each non-employee director will receive $500 for each additional meeting in which he participates. In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees thereof. Each director will be fully indemnified by the Company for his actions associated with being a director to the extent permitted under Delaware law.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the beneficial ownership of Units that will be issued upon the consummation of the Transactions and held by beneficial owners of 5% or more of the Units, by directors of the General Partner and by all directors and executive officers of the General Partner as a group.

                                        PERCENTAGE               PERCENTAGE OF  PERCENTAGE
                          COMMON UNITS  OF COMMON   SUBORDINATED SUBORDINATED    OF TOTAL
                             TO BE     UNITS TO BE  UNITS TO BE   UNITS TO BE  UNITS TO BE
                          BENEFICIALLY BENEFICIALLY BENEFICIALLY BENEFICIALLY  BENEFICIALLY
NAME OF BENEFICIAL OWNER     OWNED        OWNED        OWNED         OWNED        OWNED
------------------------  ------------ ------------ ------------ ------------- ------------
Enterprise Products
 Company(1).............   34,004,974      75.1%     21,269,838      100.0%        83.1%
Dan L. Duncan(1)........   34,004,974      75.1%     21,269,838      100.0%        83.1%
O.S. Andras.............           --        --              --         --           --
Randa L. Duncan.........           --        --              --         --           --
Gary L. Miller..........           --        --              --         --           --
Dr. Ralph S. Cunningham.           --        --              --         --           --
Lee W. Marshall.........           --        --              --         --           --
All directors and
 executive officers as a
 group (10 persons).....   34,004,974      75.1%     21,269,838      100.0%        83.1%

--------
(1) EPCO will hold the Units through its wholly-owned subsidiary EPC Partners II, Inc. Mr. Duncan owns 57.1% of the voting stock of EPCO and, accordingly, exercises sole voting and dispositive power with respect to the Units held by EPCO. The remaining shares of EPCO capital stock are held primarily by trusts for the benefit of members of Mr. Duncan's family, including Randa L. Duncan, a director and executive officer of the Company. The address of EPCO is 2727 North Loop West, Houston, Texas 77008.

            RELATIONSHIPS WITH EPCO AND RELATED PARTY TRANSACTIONS

OWNERSHIP INTERESTS OF EPCO AND ITS AFFILIATES IN THE COMPANY

  After this offering, a wholly owned subsidiary of EPCO will own 34,004,974 Common Units and 21,269,838 Subordinated Units, representing a 50.1% interest and a 31.3% interest, respectively, in the Company and the Operating Partnership on a combined basis. In addition, the General Partner will own a combined 2% interest in the Company and the Operating Partnership.

RELATED PARTY AGREEMENTS GIVING EFFECT TO THE TRANSACTIONS

  In connection with the Transactions, the Company, the Operating Partnership, the General Partner, EPCO and certain other parties have or will enter into various documents and agreements that will generally govern the Transactions, including the transfer of certain assets to and the assumption of certain liabilities by the Operating Partnership. Such documents and agreements will not be the result of arm's-length negotiations, and there can be no assurance that it, or that any of the transactions provided for therein, will be effected on terms at least as favorable to the parties to such agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with the Transactions, including the expenses associated with transferring assets into the Operating Partnership, will be paid from the proceeds of this offering.

RELATED PARTY TRANSACTIONS

  The Company will have extensive ongoing relationships with EPCO and its affiliates. These relationships will include the following:

    (i) All management, administrative and operating functions for the Company will be performed by officers and employees of EPCO pursuant to the terms of the EPCO Agreement. Under the EPCO Agreement, EPCO will also employ the operating personnel involved in the Company's business and be reimbursed at cost (see "The Transactions--EPCO Agreement").

    (ii) EPCO is and will continue as operator of the plants and facilities owned by BEF and Mont Belvieu Associates and in connection therewith will charge such entities for actual salary costs and related fringe benefits. As operator of such facilities, EPCO also is entitled to be reimbursed for the cost of providing certain administrative services to such entities, which costs totaled $1.1 million in the aggregate for each of the years ended December 31, 1995, 1996 and 1997.

    (iii) Although EPCO transferred a 49% economic interest in Mont Belvieu Associates to the Company, the Company will not be a partner in such partnership. EPCO will retain a 1% economic interest in such partnership and, except for the economic rights transferred by EPCO to the Company, will continue to hold all rights as a partner under the partnership agreement for Mont Belvieu Associates, including the right to participate in the management and conduct of the business and affairs of such entity.

    (iv) Although EPCO transferred all of its economic interest in BEF to the Company, the Company will not be a partner in BEF. EPCO will continue to hold all rights as a partner in BEF, including the right to participate in the management and conduct of the business and affairs of such entity.


    (v) EPCO and the Company will enter into an agreement pursuant to which EPCO will provide trucking services to the Company.

    (vi) EPCO will retain the Retained Leases and will, pursuant to the terms of the EPCO Agreement, sublease all of the facilities covered by the Retained Leases to the Company for $1 per year and will assign its purchase options under the Retained Leases to the Company.

    (vii) Pursuant to the EPCO Agreement, the Company and the Operating Partnership will participate as named insureds in EPCO's current insurance program, and costs attributable thereto will be allocated among the parties on the basis of formulas set forth in such agreement.

    (viii) Pursuant to the EPCO Agreement, EPCO will license certain trademarks and tradenames to the Company and will indemnify the Company for certain lawsuits.

    (ix) In the normal course of its business, the Company will also engage in transactions with BEF, Mont Belvieu Associates and other subsidiaries and divisions of EPCO. These transactions include the buying and selling of NGL products and the transportation of NGL products by truck.

  For a description of certain historical related party transactions between EPCO, the Company and their affiliates, see Note 6 of Notes to Combined Financial Statements.

             CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

  The General Partner will make all decisions relating to the management of the Company. EPCO owns all of the issued and outstanding equity interests of the General Partner and upon the closing of this offering, a wholly-owned subsidiary of EPCO will own Common Units and Subordinated Units representing a combined 81.4% limited partner interest in the Company. Certain conflicts of interest exist and may arise in the future as a result of the relationships between the General Partner, EPCO and their affiliates, on the one hand, and the Company and the Unitholders not affiliated with the General Partner, on the other hand. The directors and officers of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to its sole member, EPCO. At the same time, the General Partner has a fiduciary duty to manage the Company in a manner beneficial to the Company and the Unitholders. The Partnership Agreement contains provisions that allow the General Partner to take into account the interests of parties in addition to the Company in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the General Partner to its sole member may, therefore, come into conflict with the duties of the General Partner to the Company and the Unitholders. The Audit and Conflicts Committee of the Board of Directors of the General Partner will, at the request of the General Partner, review (and is one of the means of resolving) conflicts of interest that may arise between the General Partner, EPCO or their affiliates, on the one hand, and the Company and the Unitholders not affiliated with the General Partner, on the other. See "Management-- Company Management."

  The fiduciary obligations of general partners is a developing area of law. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partner and its officers and directors and the remedies available to the Unitholders.

  Conflicts of interest could arise with respect to the situations described below, among others:

 Certain Actions Taken by the General Partner May Affect the Amount of Cash
   Available for Distribution to Unitholders or Accelerate the Conversion of Subordinated Units

  Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, asset sales or acquisitions, issuances of additional partnership securities and the creation, reduction or increase of reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distributions Levels on all Units in such quarter or in subsequent quarters. The Partnership Agreement provides that any borrowings by the Company or the approval thereof by the General Partner shall not constitute a breach of any duty owed by the General Partner to the Company or the Unitholders, including borrowings that have the purpose or effect, directly or indirectly, of enabling the General Partner and its affiliates to receive distributions on the Subordinated Units or the Incentive Distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Company and the Operating Partnership may borrow funds from the General Partner and its affiliates. The General Partner and its affiliates may not borrow funds from the Company or the Operating Partnership. Furthermore, any actions taken by the General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to constitute a breach of any duty of the General Partner to the Company or the Unitholders.

 The Company Will Not Have Any Employees and Will Rely on the Employees of the
   General Partner and Its Affiliates.

  The Company will not have any employees and will rely solely on employees of EPCO and its affiliates, including the General Partner. EPCO and its affiliates other than the General Partner will or may conduct business and activities of their own in which the Company will have no economic interest. Although such separate activities of EPCO and its affiliates are immaterial in relation to the activities of the Company, there could be competition between the Company and EPCO for the time and effort of employees who provide services to the General Partner. The officers and employees of EPCO will be devoting substantially all of their time toward the business of the Company; however, such officers and employees will not be required to spend any specified percentage or amount of their time on the business of the Company and will be free to spend time on business of EPCO unrelated to the business of the Company.

 The Company Will Reimburse the General Partner and Its Affiliates for Certain Expenses

  Under the terms of the Partnership Agreement, the General Partner and its affiliates will be reimbursed by the Company for certain expenses incurred on behalf of the Company, including costs incurred pursuant to the EPCO Agreement. The Partnership Agreement provides that the General Partner will determine the expenses that are allocable to the Company in any reasonable manner determined by the General Partner in its sole discretion. See "The Transactions--EPCO Agreement."

 The General Partner Intends to Limit Its Liability with Respect to the Company's Obligations

  Whenever possible, the General Partner intends to limit the Company's liability under contractual arrangements to all or particular assets of the Company, with the other party thereto having no recourse against the General Partner or its assets. The Partnership Agreement provides that any action by the General Partner in so limiting the liability of the General Partner or that of the Company will not be deemed to be a breach of the General Partner's fiduciary duties, even if the Company could have obtained more favorable terms without such limitation on liability.

 Common Unitholders Will Have No Right to Enforce Obligations of the General
  Partner and Its Affiliates Under Agreements with the Company

  Any agreements between the Company, on the one hand, and the General Partner and its affiliates, on the other, will not grant to the Unitholders, separate and apart from the Company, the right to enforce the obligations of the General Partner and such affiliates in favor of the Company. Therefore, the General Partner, in its capacity as general partner of the Company, will be primarily responsible for enforcing such obligations.

 Contracts Between the Company, on the One Hand, and the General Partner and
  Its Affiliates, on the Other, Will Not be the Result of Arm's-Length Negotiations

  Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Company to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Company or entering into additional contractual arrangements with any of such entities on behalf of the Company, although there will be certain limits on the fees that can be paid to EPCO pursuant to the EPCO Agreement. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Company, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the sale of the Common Units offered in this offering are to be on terms which are fair and reasonable to the Company, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit and Conflicts Committee, (ii) its terms are no less favorable to the Company than those generally being provided to or available from unrelated third parties or (iii) taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company), the transaction is fair to the Company. The General Partner and its affiliates will have no obligation to permit the Company to use any facilities or assets of the General Partner and such affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation of the General Partner and its affiliates to enter into any such contracts.

 Common Units Are Subject to the General Partner's Limited Call Right

  The General Partner may exercise its right to call and purchase Common Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Company. The General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a Common Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his Common Units. For a description of such right, see "The Partnership Agreement--Limited Call Right."

 The Company May Retain Separate Counsel for Itself or for the Holders of
   Common Units; Advisors Retained by the Company for this Offering Have Not Been Retained to Act for Holders of Common Units

  The Common Unitholders have not been represented by counsel in connection with the preparation of the Partnership Agreement or other agreements referred to herein or in establishing the terms of this offering. The attorneys, independent public accountants and others who have performed services for the Company in connection with this offering have been retained by the General Partner, its affiliates and the Company and may continue to be retained by the General Partner, its affiliates and the Company after this offering. Attorneys, independent public accountants and others who will perform services for the Company in the future will be selected by the General Partner or the Audit and Conflicts Committee and may also perform services for the General Partner and its affiliates. The Company may retain separate counsel for itself or the holders of Common Units in the event of a conflict of interest arising between the General Partner and its affiliates, on the one hand, and the Company or the holders of Common Units, on the other, after the sale of the Common Units offered hereby, depending on the nature of such conflict, but it does not intend to do so in most cases.

 The General Partner's Affiliates May Compete with the Company Under Certain Circumstances

  The General Partner may not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance of its obligations as a general partner of the Company or one or more affiliates of the Company, (ii) the acquiring, owning or disposing of debt or equity securities of the Company or such affiliates and (iii) permitting its employees to perform services for its affiliates. On the other hand, except for certain restrictions set forth in the EPCO Agreement, EPCO and its affiliates (other than the General Partner) will be free to engage in any type of business or activity whatsoever, including those that may be in direct competition with the Company. Pursuant to the EPCO Agreement, for so long as the General Partner is an affiliate of EPCO, EPCO and its affiliates will be prohibited from engaging in any business or activity within North America that is of the type conducted by EPCO and its affiliates as of May 31, 1998 (other than businesses or activities of the type associated with the Retained Assets), unless EPCO or such affiliate has first presented the opportunity to engage in such business or activity to the Company, the General Partner has elected not to have the Company pursue such opportunity and the Audit and Conflicts Committee approves such decision. Except for the continued ownership and operation by EPCO and its affiliates of the Retained Assets, it is not currently contemplated that EPCO and its affiliates will own or operate any assets or conduct any activities that are material relative to the assets and operations of the Company. Notwithstanding such fact, conflicts of interest may arise between affiliates of the General Partner on the one hand, and the Company, on the other, and there can be no assurance that there will not be competition between the Company and affiliates of the General Partner.

FIDUCIARY AND OTHER DUTIES

  The General Partner will be accountable to the Company and the Unitholders as a fiduciary. Consequently, the General Partner must exercise good faith and integrity in handling the assets and affairs of the Company. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by a general partner to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") nor case law defines with particularity the fiduciary duties owed by a general partner to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by a general partner to limited partners and the partnership.

  Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the General Partner to manage the business of the Company, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of restricting the fiduciary duties that might otherwise be owed by the General Partner to the Company and its partners and waiving or consenting to conduct by the General Partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

  The Partnership Agreement provides that in order to become a limited partner of the Company, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against such person.

  The Partnership Agreement provides that whenever a conflict arises between the General Partner or its affiliates, on the one hand, and the Company or any other partner, on the other, the General Partner shall resolve such conflict. The General Partner in general shall not be in breach of its obligations under the Partnership Agreement or its duties to the Company or the Unitholders if the resolution of such conflict is fair and reasonable to the Company, and any resolution shall conclusively be deemed to be fair and reasonable to the Company if such resolution is (i) approved by the Audit and Conflicts Committee (although no party is obligated to seek such approval and the General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties or
(iii) fair to the Company, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company). In resolving such conflict, the General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partner. In connection with the resolution of any conflict that arises, unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Company also provides that in certain circumstances the General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

  The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

  The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decisions pursuant to the authority prescribed in the Partnership Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Company. Further, the Partnership Agreement provides that the General Partner and its officers and directors will not be liable for monetary damages to the Company, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith.

  In addition, under the terms of the Partnership Agreement, the Company is required to indemnify the General Partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceedings, had no reasonable cause to believe their conduct was unlawful. See "The Partnership Agreement--Indemnification." Thus, the General Partner could be indemnified for its negligent acts if it meets such requirements concerning good faith and the best interests of the Company.

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

                        DESCRIPTION OF THE COMMON UNITS

  Upon consummation of this offering, the Common Units will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and the Company will be subject to the reporting and certain other requirements of the Exchange Act. The Company will be required to file periodic reports containing financial and other information with the Securities and Exchange Commission (the "Commission").

  Purchasers of Common Units in this offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) who wish to become Unitholders of record will be required to execute Transfer Applications, the form of which is included as Appendix B to this Prospectus, before the purchase or transfer of such Common Units will be registered on the records of the Transfer Agent and before cash distributions or federal income tax allocations can be made to the purchaser or transferee. The Company will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

  The Common Units and the Subordinated Units represent limited partner interests in the Company, which entitle the holders thereof to participate in Company distributions and exercise the rights or privileges available to limited partners under the Partnership Agreement. For a description of the relative rights and preferences of holders of Common Units and Subordinated Units in and to Company distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

 Duties

  ChaseMellon Shareholder Services, LLC will serve as registrar and transfer agent (the "Transfer Agent") for the Common Units and will receive a fee from the Company for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Company and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Company's cash distributions. The Company will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

 Resignation or Removal

  The Transfer Agent may at any time resign, by notice to the Company, or be removed by the Company, such resignation or removal to become effective upon the appointment by the Company of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

  Until a Common Unit has been transferred on the books of the Company, the Company and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Underwriters will be accomplished through the completion, execution and delivery of a Transfer Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Company unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix B to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units
(i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Company as a substitute limited partner, (ii) automatically requests admission as a substituted limited partner in the Company, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to officers of the General Partner and any liquidator of the Company as specified in the Partnership Agreement and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Company in respect of the transferred Common Units upon the consent of the General Partner and the recordation of the name of the assignee on the books and records of the Company. Such consent may be withheld in the sole discretion of the General Partner.

  Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Company in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Company with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions or federal income tax allocations unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects to or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

                           THE PARTNERSHIP AGREEMENT

  The following paragraphs are a summary of the material provisions of the Partnership Agreement. The form of the Partnership Agreement for the Company is included in this Prospectus as Appendix A. The form of Partnership Agreement for the Operating Partnership (the "Operating Partnership Agreement") is included as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The Company will provide prospective investors with a copy of the form of the Operating Partnership Agreement upon request at no charge. The discussions presented herein and below of the material provisions of the Partnership Agreement are qualified in their entirety by reference to the Partnership Agreement for the Company and the Operating Partnership Agreement for the Operating Partnership. The Company will be a 98.9899% limited partner of the Operating Partnership, which will own the Company's business. The General Partner will serve as the general partner of the Company and the general partner of the Operating Partnership, owning an aggregate 2% interest in the Company and the Operating Partnership on a combined basis. The General Partner will manage and operate the Company's business. Unless the context otherwise requires, references herein to the "Partnership Agreement" constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.

  Certain provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to the transfer of Common Units, see "Description of the Common Units--Transfer of Common Units." With regard to distributions of Available Cash, see "Cash Distribution Policy." With regard to allocations of taxable income and taxable loss, see "Tax Considerations." Prospective investors are urged to review these sections of the Prospectus and the Partnership Agreement carefully.

ORGANIZATION AND DURATION

  The Company and the Operating Partnership were organized in April 1998 as Delaware limited partnerships. The Company and the Operating Partnership will dissolve on December 31, 2088, unless sooner dissolved pursuant to the terms of the Partnership Agreement.

PURPOSE

  The purpose of the Company under the Partnership Agreement is limited to serving as the limited partner of the Operating Partnership and engaging in any business activity that may be engaged in by the Operating Partnership. The Operating Partnership Agreement provides that the Operating Partnership may, directly or indirectly, engage in (i) any activity engaged in by EPCO or its affiliates immediately prior to this offering, (ii) any other activity approved by the General Partner or (iii) any activity that enhances the operations of an activity that is described in (i) or (ii) above. Although the General Partner has the ability under the Partnership Agreement to cause the Company and the Operating Partnership to engage in activities other than those conducted by EPCO and its affiliates immediately prior to this offering, the General Partner has no current intention of doing so, and the Partnership Agreement requires the General Partner to determine in good faith that such activities are not likely to result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes.The General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Company.

POWER OF ATTORNEY

  Each Limited Partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the General Partner and, if a liquidator of the Company has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Company or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

CAPITAL CONTRIBUTIONS

  For a description of the initial capital contributions to be made to the Company, see "The Transactions." The Unitholders are not obligated to make additional capital contributions to the Company, except as described below under "--Limited Liability."

LIMITED LIABILITY

  Assuming that a Limited Partner does not participate in the control of the business of the Company within the meaning of the Delaware Act and that such Limited Partner otherwise acts in conformity with the provisions of the Partnership Agreement, such Limited Partner's liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Company in respect of his Common Units plus his share of any undistributed profits and assets of the Company. If it were determined, however, that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Company's business for the purposes of the Delaware Act, then the Limited Partners could be held personally liable for the Company's obligations under the laws of the State of Delaware to the same extent as the General Partner with respect to persons who transact business with the Company reasonably believing, based on the Limited Partner's conduct, that the Limited Partner is a general partner.

  Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

  The Operating Partnership will initially conduct business in the states of Texas, Louisiana, Mississippi and Alabama. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Company was, by virtue of its interest as a limited partner in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Company's business for the purposes of the statutes of any relevant jurisdiction, then the Limited Partners could be held personally liable for the Company's obligations under the law of such jurisdiction to the same extent as the General Partner under certain circumstances. The Company will operate in such manner as the General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

  The Partnership Agreement authorizes the Company to issue an unlimited number of additional limited partner interests and other equity securities of the Company for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion without the approval of any Limited Partners; provided that, during the Subordination Period, except as provided in the next sentence below, the Company may not issue equity securities of the Company ranking prior or senior to the Common Units or an aggregate of more than 22,625,000 additional Common Units (which number shall be subject to adjustment in the event of a combination or subdivision of Common Units and shall exclude Common Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, pursuant to employee benefit plans, upon conversion of the general partner interests as a result of a withdrawal of the General Partner or in connection with the making of certain acquisitions or capital improvements as described below) or an equivalent number of securities ranking on a parity with the Common Units, in either case without the approval of the holders of at least a Unit Majority. During the Subordination Period, the Company may also issue an unlimited number of additional Common Units or parity securities without the approval of the
Unitholders: if such issuance occurs (A) in connection with an Acquisition or a Capital Improvement or (B) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Company as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, would have resulted in an increase in (1) the amount of Adjusted Operating Surplus generated by the Company on a per-Unit basis (for all outstanding Units) with respect to each of the four most recently completed quarters (on a pro forma basis) as compared to (2) the actual amount of Adjusted Operating Surplus generated by the Company on a per-Unit basis (for all outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed quarters. In accordance with Delaware law and the provisions of the Partnership Agreement, the Company may also issue additional partnership interests that, in the sole discretion of the General Partner, may have special voting rights to which the Common Units are not entitled.

  Upon issuance of additional Partnership Securities (including pursuant to the over-allotment option), the General Partner will be required to make additional capital contributions to the extent necessary to maintain its 2% interest in the Company and Operating Partnership. Moreover, the General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Company from the Company whenever, and on the same terms that, the Company issues such securities or rights to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its affiliates in the Company (including interests represented by Subordinated Units) that existed immediately prior to each such issuance. The holders of Common Units will not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Company.

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment (other than certain amendments discussed below), the General Partner is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the Limited Partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of a Unit Majority, except that no amendment may be made which would (i) enlarge the obligations of any Limited Partner without its consent, unless approved by at least a majority of the type or class of Units so affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Company to the General Partner or any of its affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change the term of the Company, (iv) provide that the Company is not dissolved upon the expiration of its term or upon an election to dissolve the Company by the General Partner that is approved by holders of a Unit Majority or (v) give any person the right to dissolve the Company other than the General Partner, who has the right to dissolve the Company with the approval of holders of a Unit Majority. The provision of the Partnership Agreement preventing the amendments having the effects described in clauses (i)-(v) above can be amended upon the approval of the holders of at least 90% of the Common Units and Subordinated Units voting as a single class.

  The General Partner may generally make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee to reflect
(i) a change in the name of the Company, the location of the

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

principal place of business of the Company, the registered agent of the Company or the registered office of the Company, (ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Company as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither the Company nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (iv) an amendment that is necessary, in the opinion of counsel to the Company, to prevent the Company, or the General Partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone,
(vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the formation by the Company of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and/or taxable year of the Company and changes related thereto, and (x) any other amendments substantially similar to any of the foregoing.

  In addition to the General Partner's right to amend the Partnership Agreement as described above, the General Partner may make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee if such amendments, in the discretion of the General Partner, (i) do not adversely affect the Limited Partners in any material respect, (ii) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of the Common Units (including the division of any class or classes of outstanding Partnership Securities into different classes to facilitate uniformity of tax consequences within such classes of Partnership Securities) or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Common Units are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Company and the Limited Partners, (iv) are necessary or advisable in connection with any action taken by the General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or the intent of the Partnership Agreement or contemplated by the Partnership Agreement.

  The General Partner will not be required to obtain an Opinion of Counsel (as defined below under "--Termination and Dissolution") in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units unless the Company obtains an opinion of counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Company or any member of the Operating Partnership.

  Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of at least a majority of the type or class of Units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

  The General Partner is generally prohibited, without the prior approval of holders of a Unit Majority, from causing the Company to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Company the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Company's assets without such approval. The General Partner may also sell all or substantially all of the Company's assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. Furthermore, provided that certain conditions are satisfied, the General Partner may merge the Company or any member of the Partnership Group into, or convey some or all of the Partnership Group's assets to, a newly-formed entity if the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Company into another limited liability entity. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Company, a sale of substantially all of the Company's assets or any other transaction or event.

TERMINATION AND DISSOLUTION

  The Company will continue until December 31, 2088, unless sooner terminated pursuant to the Partnership Agreement. The Company will be dissolved upon (i) the election of the General Partner to dissolve the Company, if approved by the holders of a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Company and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Company or (iv) the withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (iv), the holders of a Unit Majority may also elect, within certain time limitations, to reconstitute the Company and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of a Unit Majority subject to receipt by the Company of an opinion of counsel to the effect that (x) such action would not result in the loss of limited liability of any Limited Partner and (y) neither the Company, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (herein, an "Opinion of Counsel").

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

  Upon dissolution of the Company, unless the Company is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Company (the "Liquidator") will, acting with all of the powers of the General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Company's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Company's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

  The General Partner has agreed not to withdraw voluntarily as a general partner of the Company or the Operating Partnership prior to June 30, 2008 (with limited exceptions described below), without obtaining the approval of the holders of at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates) and furnishing an Opinion of Counsel. On or after June 30, 2008, the General Partner may withdraw as the General Partner (without first obtaining approval from any Unitholder) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the Limited Partners if at least 50% of the outstanding Common Units are held or controlled by one person and its affiliates (other than the General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell or otherwise transfer all of its general partner interest in the Company without the approval of the Unitholders. See "--Transfer of General Partner Interest."

  Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interest in the Company), the holders of a Unit Majority may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Company will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a Unit Majority agree in writing to continue the business of the Company and to appoint a successor General Partner. See "--Termination and Dissolution."

  The General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units held by the General Partner and its affiliates) and the Company receives an Opinion of Counsel. Following this offering, EPCO, through a wholly-owned subsidiary, will own 83.1% of the combined Common Units and Subordinated Units, giving it the ability to prevent the removal of the General Partner. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a Unit Majority. The Partnership Agreement also provides that if the General Partner is removed as general partner of the Company under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest into Common Units or to receive cash in exchange for such interests.

  Withdrawal or removal of the General Partner as a general partner of the Company also constitutes withdrawal or removal, as the case may be, of the General Partner as the general partner of the Operating Partnership.

  In the event of removal of the General Partner under circumstances where Cause exists or withdrawal of the General Partner where such withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interests of the departing General Partner (the "Departing Partner") in the Company and the Operating Partnership for a cash payment equal to the fair market value of such interests. Under all other circumstances where the General Partner withdraws or is removed by the Limited Partners, the Departing Partner will have the option to require the successor general partner to purchase such interests of the Departing Partner for such amount. In each case, such fair market value will be determined by agreement between the Departing Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent expert selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Company will be required to reimburse the Departing Partner for all amounts due the Departing Partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Company.

  If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner's general partner interests in the Company and the Operating Partnership will automatically convert into Common Units equal to the fair market value of such interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

TRANSFER OF GENERAL PARTNER INTEREST

  Except for a transfer by the General Partner of all, but not less than all, of its general partner interest in the Company and the Operating Partnership to (a) an affiliate of the General Partner or (b) another person in connection with the merger or consolidation of the General Partner with or into another person or the transfer by such General Partner of all or substantially all of its assets to another person, the General Partner may not transfer all or any part of its general partner interest in the Company or the Operating Partnership to another person prior to June 30, 2008, without the approval of the holders of at least a majority of the outstanding Common Units (excluding Common Units held by the General Partner and its affiliates); provided that, in each case, such transferee assumes the rights and duties of the General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to acquire all (or the appropriate portion thereof, as applicable) of the General Partner's interest in the Operating Partnership and agrees to be bound by the provisions of the Operating Partnership Agreement. The General Partner and its affiliates shall have the right at any time, however, to transfer their Subordinated Units to one or more persons without Unitholder approval. At any time, the members of the General Partner may sell or transfer all or part of their interest in the General Partner to an affiliate or a third party without the approval of the Unitholders.

CHANGE OF MANAGEMENT PROVISIONS

  The Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove the General Partner as general partner of the Company or otherwise change the management of the Company. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of Units, such person or group loses voting rights with respect to all of its Units. The Partnership Agreement also provides that if the General Partner is removed as a general partner of the Company under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its partner interests into Common Units or to receive cash in exchange for such interests.

LIMITED CALL RIGHT

  If at any time not more than 15% of the then-issued and outstanding limited partner interests of any class (including Common Units) are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Company, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such a purchase shall be the greater of (i) the highest price paid by the General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase such limited partner interests, and (ii) the Current Market Price as of the date three days prior to the date such notice is mailed. As a consequence of the General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Common Units in the market. See "Tax Considerations--Disposition of Common Units."

MEETINGS; VOTING

  Except as described below with respect to a Person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Company and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the

General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the General Partner on behalf of Non-citizen Assignees (as defined below), the General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of limited partners in respect of other Units are cast).

  The General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders of the Company may be called by the General Partner or by Unitholders owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.

  Each record holder of a Unit has a vote according to his percentage interest in the Company, although additional limited partner interests having special voting rights could be issued by the Company. See "--Issuance of Additional Securities." However, if at any time any person or group (other than the General Partner and its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Unitholders, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

  Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Company or by the Transfer Agent at the request of the Company.

STATUS AS LIMITED PARTNER OR ASSIGNEE

  Except as described above under "--Limited Liability," the Common Units will be fully paid, and Unitholders will not be required to make additional contributions to the Company.

  An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted Limited Partner in the Company, is entitled to an interest in the Company equivalent to that of a Limited Partner with respect to the right to share in allocations and distributions from the Company, including liquidating distributions. The General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute Limited Partner at the written direction of such assignee. See "--Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "Description of the Common Units--Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

  If the Company is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property in which the Company has an interest because of the nationality, citizenship or other related status of any Limited Partner or assignee, the Company may redeem the Units held by such Limited Partner or assignee at their Current Market Price. In order to avoid any such cancellation or forfeiture, the General Partner may require each Limited Partner or assignee to furnish information about his nationality, citizenship or related status. If a Limited Partner or assignee fails to furnish information about such nationality, citizenship or other related status within 30 days after a request for such information or the General Partner determines after receipt of such information that the Limited Partner or assignee is not an eligible citizen, such Limited Partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted Limited Partner, a Non-citizen Assignee does not have the right to direct the voting of his Units and may not receive distributions in kind upon liquidation of the Company.

INDEMNIFICATION

  The Partnership Agreement provides that the Company will indemnify (i) the General Partner, (ii) any Departing Partner, (iii) any Person who is or was an affiliate of a General Partner or any Departing Partner, (iv) any Person who is or was a member, partner, officer, director, employee, agent or trustee of a General Partner or any Departing Partner or any affiliate of a General Partner or any Departing Partner, or (v) any Person who is or was serving at the request of a General Partner or any Departing Partner or any affiliate of any such person, any affiliate of a General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Company, and the General Partner shall not be personally liable for, or have any obligation to contribute or lend funds or assets to the Company to enable it to effectuate, such indemnification. The Company is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Company's activities, regardless of whether the Company would have the power to indemnify such person against such liabilities under the provisions described above.

BOOKS AND REPORTS

  The General Partner is required to keep appropriate books of the business of the Company at the principal offices of the Company. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, the fiscal year of the Company is the calendar year.

  As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the General Partner will furnish or make available to each record holder of Units (as of a record date selected by the General Partner) an annual report containing audited financial statements of the Company for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the General Partner will furnish or make available to each record holder of Units (as of a record date selected by the General Partner) a report containing unaudited financial statements of the Company with respect to such quarter and such other information as may be required by law.

  The Company will furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The

Company's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Company. Every Unitholder (without regard to whether he supplies such information to the Company) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT COMPANY BOOKS AND RECORDS

  The Partnership Agreement provides that a Limited Partner can for a purpose reasonably related to such Limited Partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him (i) a current list of the name and last known address of each partner, (ii) a copy of the Company's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Company, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Company's business and financial condition, and (vi) such other information regarding the affairs of the Company as is just and reasonable. The Company may, and intends to, keep confidential from the Limited Partners trade secrets or other information the disclosure of which the Company believes in good faith is not in the best interests of the Company or which the Company is required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

  Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Company has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other securities of the Company (including Subordinated Units) proposed to be sold by the General Partner or any of its affiliates if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Company is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

                        UNITS ELIGIBLE FOR FUTURE SALE

  After the sale of the Common Units offered hereby, EPCO will hold 34,004,974 Common Units and 21,269,838 Subordinated Units (all of which will convert into Common Units at the end of the Subordination Period and some of which may convert earlier). The sale of these Units could have an adverse impact on the price of the Common Units or on any trading market that may develop.

  The Common Units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Common Units owned by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ("Rule 144") or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer in a public offering to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such securities outstanding or (ii) the average weekly reported trading volume of the Common Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned his Common Units for at least one year would be entitled to sell such Common Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.

  Prior to the end of the Subordination Period, the Company may not issue equity securities of the Company ranking prior or senior to the Common Units or an aggregate of more than 22,625,000 additional Common Units (which number is subject to adjustment in the event of a combination or subdivision of the Common Units and shall exclude Common Units issued upon exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, pursuant to employee benefit plans, upon conversion of the General Partner interests as a result of a withdrawal of the General Partner or in connection with making certain acquisitions or capital improvements that are accretive on a per Unit basis), or an equivalent amount of securities ranking on a parity with the Common Units, without the approval of the holders of at least a Unit Majority. The Partnership Agreement provides that, after the Subordination Period, the Company may issue an unlimited number of limited partner interests of any type without a vote of the Unitholders. The Partnership Agreement does not impose any restriction on the Company's ability to issue equity securities ranking junior to the Common Units at any time. Any issuance of additional Common Units or certain other equity securities would result in a corresponding decrease in the proportionate ownership interest in the Company represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See "The Partnership Agreement--Issuance of Additional Securities."

  Pursuant to the Partnership Agreement, the General Partner and its affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Company to register under the Securities Act and state laws the offer and sale of any Units or other Partnership Securities that they hold. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the General Partner and its affiliates or its assignees holding any Units to require registration of any such Units and to include any such Units in a registration by the Company of other Units, including Units offered by the Company or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the General Partner as a general partner of the Company. In connection with any such registration, the Company will indemnify each Unitholder participating in such registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus.

  The Company, the Operating Partnership, the General Partner, EPCO, the subsidiary of EPCO which holds Units and the officers and directors of the General Partner have agreed that they will not, without the prior written consent of Lehman Brothers Inc., during the 180 days following the date of this Prospectus, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future
of) any Common Units or any securities that are convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Units or any securities that are senior to or pari passu with the Common Units, or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or rights of ownership of such Common Units.

                              TAX CONSIDERATIONS

  This section is a summary of material federal income tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of Counsel, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Code, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to the Company are references to both the Company and the Operating Partnership.

  No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Company or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, IRAs, REITs or mutual funds). Prospective investors are urged to consult their own tax advisors as to the particular tax consequences to them of the acquisition, ownership and disposition of an investment in Common Units, including the applicability of any federal income, federal estate or gift tax, state, local and foreign tax laws, changes in applicable tax laws and any pending or proposed legislation.

LEGAL OPINIONS AND ADVICE

  Counsel is of the opinion that, based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Company and the Operating Partnership will each be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "--Limited Partner Status" below) will be treated as partners of the Company (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

  No ruling has been or will be requested from the IRS with respect to the classification of the Company as a partnership for federal income tax purposes, whether the Company's operations generate "qualifying income" under
Section 7704 of the Code or any other matter affecting the Company or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, no assurance can be given that the treatment of the Company or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

  For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "--Tax Treatment of Operations-- Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"), (iii) whether the Company's monthly convention for allocating taxable income and losses is permitted under existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees"), and (iv) whether the Company's method for depreciating Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--Section 754 Election").

TAX RATES AND CHANGES IN FEDERAL INCOME TAX LAWS

  The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $271,050 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. Pursuant to the TRA of 1997, in general, net capital gains of an individual are subject to a maximum 20% tax rate if the asset is held for 18 months at the time of disposition and 28% if the asset is held for more than one year but not 18 months at the time of disposition.

  The TRA of 1997 alters the tax reporting system and the deficiency collection system applicable to large partnerships that elect to have the provisions apply and makes certain additional changes to the treatment of large partnerships, such as the Company. Certain of the proposed changes are discussed later in this section. The legislation contained in the TRA of 1997 is generally intended to simplify the administration of the tax rules governing large partnerships such as the Company. It is not expected that the Company will elect to have these provisions apply because of the cost of their application.

  The TRA of 1997 affects the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enter into a short sale of an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related party then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial product or security.

PARTNERSHIP STATUS

  A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss, deduction and credit of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner generally are not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

  An entity generally will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded partnership" taxed as a corporation under Section 7704 of the Code. In general, under the Check-the-Box Regulations, an unincorporated domestic entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make any election, it will be treated as a partnership for federal income tax purposes.

  To be taxed as a partnership for federal income tax purposes, the Company, in addition to qualifying as a partnership under the Check-the-Box Regulations, must not be taxed as a corporation under Section 7704 of the Code dealing with publicly-traded partnerships. The Company constitutes a "publicly-traded partnership" within the meaning of Section 7704 of the Code.
Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. In the instant case, the Company's gross income that is derived from the processing or refining of ethane, propane, MTBE, isobutane, natural gasoline, propylene and the transportation of NGLs is qualifying income. Based upon the factual representations of the Company and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Company's gross income is income derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource or other items of qualifying income. The Company estimates that less than 1% of its gross income for each taxable year will not constitute qualifying income.

  If the Company fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Company will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Company. This contribution and liquidation should be tax-free to Unitholders and the Company, so long as the Company, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, the Company would be treated as a corporation for federal income tax purposes.

  If the Company or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Company or the Operating Partnership at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Company's current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either the Company or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and, thus, would likely result in a substantial reduction of the value of the Units.

  No ruling has been or will be sought from the IRS as to the status of the Company or the Operating Partnership as a partnership for federal income tax purposes. Instead the Company has relied on the opinion of Counsel that, based upon the Code, the Treasury regulations promulgated thereunder, published revenue rulings and court decisions, the Company and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

  In rendering its opinion, Counsel has relied on certain factual representations made by the Company and the General Partner. Such factual matters are as follows:

    (a) Neither the Company nor the Operating Partnership will elect to be treated as an association or corporation;

    (b) The Company will be operated in accordance with (i) all applicable partnership statutes, (ii) the Partnership Agreement, and (iii) the description thereof in this Prospectus;

    (c) The Operating Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the Operating Partnership Agreement, and (iii) the description of its business contained herein;

    (d) For each taxable year, more than 90% of the gross income of the Company will be income from sources that Counsel has heretofore opined or may hereafter opine is qualifying income within the meaning of Section 7704(d) of the Code; and

    (e) The General Partner will at all times act independently of the limited partners.

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


  The discussion below is based on the assumption that the Company and the Operating Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

  Unitholders who have become limited partners of the Company will be treated as partners of the Company for federal income tax purposes. Counsel is also of the opinion that (a) assignees who have executed and delivered Transfer Applications and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Company for federal income tax purposes. As there is no direct authority addressing assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credit would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Company for federal income tax purposes. Furthermore, a purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

  A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

 Flow-through of Taxable Income

  No federal income tax will be paid by the Company. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses, deductions and credits of the Company without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Company even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Company income, gain, loss, deduction and credit for the taxable year of the Company ending with or within the taxable year of the Unitholder.

 Treatment of Company Distributions

  Distributions by the Company to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a Unitholder's share of the Company's liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder. To the extent that distributions by the Company cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Limitations on Deductibility of Company Losses."

  A decrease in a Unitholder's percentage interest in the Company because of the issuance by the Company of additional Common Units will decrease such Unitholder's share of nonrecourse liabilities of the Company, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his tax basis in his Common Units, if such

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

distribution reduces the Unitholder's share of the Company's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Company in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

 Ratio of Taxable Income to Distributions

  The Company estimates that a purchaser of Common Units in this offering who holds such Common Units from the date of the closing of this offering through December 31, 2001, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 20% of the cash distributed with respect to that period. The Company further estimates that for taxable years after the taxable year ending December 31, 2001, the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to Unitholders. The foregoing estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Company. Further, the estimates are based on current tax law and certain tax reporting positions that the Company intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentage could be higher or lower, and any such differences could be material and could materially affect the value of the Common Units.

 Basis of Common Units

  A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Company's nonrecourse liabilities. That basis will be increased by his share of Company income and by any increases in his share of Company nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Company, by the Unitholder's share of Company losses, by any decrease in his share of Company nonrecourse liabilities and by his share of expenditures of the Company that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Company debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of Company debt which is not recourse to any partner. See "--Disposition of Common Units--Recognition of Gain or Loss."

 Limitations on Deductibility of Company Losses

  The deduction by a Unitholder of his share of Company losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations), to the amount for which the Unitholder is considered to be "at risk" with respect to the Company's activities, if that is less than the Unitholder's tax basis. A Unitholder must recapture losses deducted in previous years to the extent that Company distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's tax basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

  In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Company nonrecourse liabilities, reduced by any amount of money the

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

Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Company, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the tax basis of the Unitholder's Units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of Company nonrecourse liabilities).

  The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Company will only be available to offset future income generated by the Company and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Company may be deducted in full when he disposes of his entire investment in the Company in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  A Unitholder's share of net income from the Company may be offset by any suspended passive losses from the Company, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

 Limitations on Interest Deductions

  Generally, a non-corporate taxpayer's "investment interest" may be deducted only to the extent of the taxpayer's "net investment income." Any investment interest that is not deductible solely by reason of this limitation may be carried forward to later taxable years and treated as investment interest in such later years. In general, investment interest is any interest paid or accrued on debt incurred or continued to purchase or carry property held for investment, and net investment income includes gross income and certain net gain from property held for investment, reduced by expenses that are directly connected with the production of such income and gains. The IRS has announced that Treasury regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

  To the extent that interest is attributable to a passive activity (which may include interest incurred or deemed to have been incurred by a Unitholder to acquire or carry his Units and a Unitholder's share of interest incurred by the Company in connection with its operations), it is treated as a passive activity deduction and is subject to limitation under the passive loss limitation discussed above and not under the investment interest limitation. In addition, the effect of the investment interest limitation on a particular Unitholder will depend on such Unitholder's personal tax situation. Accordingly, each Unitholder should consult with his tax advisor.

ALLOCATION OF COMPANY INCOME, GAIN, LOSS, DEDUCTION AND CREDIT

  In general, if the Company has a net profit, items of income, gain, loss, deduction and credit will be allocated among the General Partner and the Unitholders in accordance with their respective percentage interests in the Company. At any time that distributions are made to the Common Units and not to the Subordinated Units, or that Incentive Distributions are made to the General Partner, gross income will be allocated to the recipients to the extent of such distributions. If the Company has a net loss, items of income, gain, loss, deduction and credit will generally be allocated first, to the General Partner and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement) and, second, to the General Partner.

  As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of Company income, gain, loss and deduction will be allocated to account for the difference between the tax basis

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

and fair market value of property contributed to the Company by the General Partner or its affiliates ("Contributed Property"). The effect of these allocations to a Unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to their fair market value at the time of contribution. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders. Finally, although the Company does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Company income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

  Section 704(b) of the Code, and the regulations promulgated thereunder, provide that an allocation of items of partnership income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

  Counsel is of the opinion that allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a Unitholder's distributive share of an item of income, gain, loss or deduction.

TAX TREATMENT OF OPERATIONS

 Accounting Method and Taxable Year

  The Company will use the year ending December 31 as its taxable year and will adopt the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Company income, gain, loss, deduction and credit for the taxable year of the Company ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Units following the close of the Company's taxable year but before the close of his taxable year must include his allocable share of Company income, gain, loss, deduction and credit in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Company income, gain, loss, deduction and credit. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

 Initial Tax Basis, Depreciation and Amortization

  The tax basis of the various assets of the Company will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Company assets will initially have an aggregate tax basis equal to the tax basis of the assets in the possession of EPCO immediately prior to the formation of the Company. The federal income tax burden associated with the difference between the fair market value of property held by the Company and the tax basis established for such property will be borne by the General Partner and EPCO. See "--Allocation of Company Income, Gain, Loss, Deduction and Credit."

  To the extent allowable, the Company may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Company. The Company will not be entitled to any amortization deductions with respect to any goodwill conveyed to the Company on formation. It is estimated that approximately 60% of the fair market value of the assets conveyed to the Company upon

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

formation consist of non-amortizable goodwill. Property subsequently acquired or constructed by the Company may be depreciated using accelerated methods permitted by the Code.

  If the Company disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Company may be required to recapture such deductions as ordinary income upon a sale of his interest in the Company. See "--Allocation of Company Income, Gain, Loss, Deduction and Credit" and "--Disposition of Common Units--Recognition of Gain or Loss."

  Costs incurred in organizing the Company may be amortized over any period selected by the Company not shorter than 60 months. The costs incurred in promoting the issuance of Units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of the Company. Substantially all of the costs incurred in connection with this offering will be classified as syndication expenses, which may not be amortized.

 Section 754 Election

  The Company intends to make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit the Company to adjust a Common Unit purchaser's (other than a Common Unit purchaser that purchases Common Units from the Company) tax basis in the Company's assets ("inside basis") pursuant to
Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Company's assets will be considered to have two components: (1) his share of the Company's tax basis in such assets ("common basis") and (2) his Section 743(b) adjustment to that basis.)

  Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to an increase in the basis of recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, Proposed Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to an increase in the basis of an amortizable Section 197 intangible should be treated as a newly-acquired asset placed in service when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)- 1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. Pursuant to the Partnership Agreement, the Company is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Proposed Treasury Regulation Section 1.168-2(n), Proposed Treasury Regulation Section 1.197-2(g)(3) or Treasury Regulation Sections 1.167(c)-1(a)(6). See "--Uniformity of Units."

  Although Counsel is unable to opine and expresses no opinion as to the validity of such an approach, the Company intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Proposed Treasury Regulation 1.197-2(g)(3) or Treasury Regulation Section 1.167(c)-1(a)(6). If the Company determines that such position cannot reasonably be taken, the Company may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or

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

amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Company's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "--Uniformity of Units."

  A Section 754 election is advantageous if the transferee's tax basis in his Units is higher than such Units' share of the aggregate tax basis to the Company of the Company's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of the Company's assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of the Company's assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such Units is lower than such Unit's share of the aggregate tax basis of the Company's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

  The calculations involved in the Section 754 election are complex and will be made by the Company on the basis of certain assumptions as to the value of Company assets and other matters. There is no assurance that the determinations made by the Company will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Company's opinion, the expense of compliance exceed the benefit of the election, the Company may seek permission from the IRS to revoke the Section 754 election for the Company. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

 Alternative Minimum Tax

  Although it is not expected that the Company will generate significant tax preference items or adjustments, each Unitholder will be required to take into account his distributive share of any items of Company income, gain, deduction, loss or credit for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

 Valuation of Company Property and Basis of Properties

  The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Company of the relative fair market values, and determinations of the initial tax bases, of the assets of the Company. Although the Company may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Company. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credit previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

 Treatment of Short Sales

  A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Company income, gain, deduction, loss or credit with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure

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

their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units.

DISPOSITION OF COMMON UNITS

 Recognition of Gain or Loss

  Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Company nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Company nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

  Prior Company distributions in excess of cumulative net taxable income in respect of a Common Unit that decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

  Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of Units held for more than 18 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by the Company. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

  The IRS has ruled that a partner who acquires interests in a partnership in separate transactions at different prices must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Company because, similar to corporate stock, interests in the Company are evidenced by separate certificates. Accordingly, Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

 Allocations Between Transferors and Transferees

  In general, the Company's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the principal national securities exchange on which the Common Units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Company assets, other than in the ordinary course of business, will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

  The use of this method may not be permitted under existing Treasury regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Company might be reallocated among the Unitholders. The Company is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury regulations.

  A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Company income, gain, loss, deductions and credit attributable to such quarter but will not be entitled to receive that cash distribution.

 Notification Requirements

  A Unitholder who sells or exchanges Units is required to notify the Company in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Company is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a Unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the Unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

 Constructive Termination

  The Company and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Company capital and profits within a 12-month period. Under the TRA of 1997, electing large partnerships do not terminate by reason of the sale or exchange of interests in the partnership. A termination of the Company will cause a termination of the Operating Partnership. A termination of the Company will result in the closing of the Company's taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Company's taxable year may result in more than 12 months' taxable income or loss of the Company being includable in his taxable income for the year of termination. New tax elections required to be made by the Company, including a new election under
Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of Company deductions for depreciation. A termination could also result in penalties if the Company were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the Company to, any tax legislation enacted prior to the termination.

  Under regulations, a termination of the Company would result in a deemed transfer by the Company of its assets to a new partnership in exchange for an interest in the new partnership followed by a deemed distribution of interests in the new partnership to the Unitholders in liquidation of the Company.

 Entity-Level Collections

  If the Company is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Company is authorized to pay those taxes from Company funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Company is authorized to treat the payment as a distribution to current Unitholders. The

Company is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Company as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

  Because the Company cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n), Proposed Treasury Regulation Section 1.197-2(g)(3) or Treasury Regulation
Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the Units. See "--Tax Treatment of Operations--Section 754 Election."

  The Company intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Proposed Treasury Regulation Section 1.197-2(g)(3) or Treasury Regulation Section 1.167(c)-1(a)(6). See "--Tax Treatment of Operations--
Section 754 Election." If the Company determines that such a position cannot reasonably be taken, the Company may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Company's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Company determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Company chooses not to utilize this aggregate method, the Company may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected, and the gain from the sale of Units might be increased without the benefit of additional deductions. See "-- Disposition of Common Units--Recognition of Gain or Loss."

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

  Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax (including IRAs and other retirement plans) are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

  A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, payments with respect to securities loans, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Company's gross income will include that type of income.

  Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Company income, gain, loss, deduction or credit and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Company will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Company on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Company to change these procedures.

  Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Company's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

  Under a ruling of the IRS a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

 Company Information Returns and Audit Procedures

  The Company intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's share of the Company's income, gain, loss, deduction and credit for the preceding Company taxable year. In preparing this information, which will generally not be reviewed by counsel, the Company will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's share of income, gain, loss, deduction and credit. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, Treasury regulations or administrative interpretations of the IRS. The Company cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units.

  The federal income tax information returns filed by the Company may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Company as well as Company items.

  Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner of the Company.

  The Tax Matters Partner will make certain elections on behalf of the Company and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Company items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Company to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Company and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

  A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Company's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. However, if the Company were to elect to be treated as a large partnership, Unitholders would be required to treat all Company items in a manner consistent with the Company's return.

  Under the reporting provisions of the TRA of 1997, each partner of an electing large partnership takes into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of such deductions would be allowed at the partnership level.

  The TRA of 1997 also made a number of changes to the tax compliance and administrative rules relating to electing partnerships. One provision would require that each partner in a large partnership, such as the Company, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under prior law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the TRA of 1997, a partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units. It is not expected that the Company will elect to have the large partnership provisions apply because of the cost of their application.

 Nominee Reporting

  Persons who hold an interest in the Company as a nominee for another person are required to furnish to the Company (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity;
(c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Company. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Company.

 Registration as a Tax Shelter

  The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Company is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Company, has applied for registration of the Company as a tax shelter with the Secretary of the Treasury in the absence of assurance that the Company will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE COMPANY OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Company must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Company on Form 8271 to be attached to the tax return on which any income, gain, loss, deduction or credit of the Company is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

 Accuracy-Related Penalties

  An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

  A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return
(i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include the Company. If any Company item of income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Company must disclose the pertinent facts on its return. In addition, the Company will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

  A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

  A publicly traded partnership, such as the Company, may encounter situations in which it is difficult for the partnership to fully and accurately comply with all federal tax reporting requirements. Ownership of partnership interests by nominees (e.g., in street name of broker) increases this difficulty. If a partnership fails to comply with such requirements, certain penalties could be assessed against the partnership or its partners.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Company does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider the potential impact of such taxes on his investment in the Company. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which the Company does business or owns property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Company has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Company, or the Company may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Company. See "--Disposition of Common Units--Entity-Level Collections." Based on current law and its estimate of future Company operations, the General Partner anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in the Company. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Company.

              INVESTMENT IN THE COMPANY BY EMPLOYEE BENEFIT PLANS

  An investment in the Company by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. See "Tax Considerations--Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors." The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Company is authorized by the appropriate governing instrument and is a proper investment for such plan.

  Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

  In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Company, be deemed to own an undivided interest in the assets of the Company, with the result that the General Partner also would be a fiduciary of such plan and the operations of the Company would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

  The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities--i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an "Operating Partnership"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). The Company's assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

  Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated, Smith Barney Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the number of Common Units set forth opposite the name of such Underwriter below:

                                                                     NUMBER OF
     UNDERWRITERS                                                   COMMON UNITS
     ------------                                                   ------------
   Lehman Brothers Inc.............................................
   A.G. Edwards & Sons, Inc........................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...........................................
   PaineWebber Incorporated........................................
   Prudential Securities Incorporated..............................
   Smith Barney Inc................................................
   Dain Rauscher Wessels...........................................
   Raymond James & Associates, Inc.................................
                                                                     ----------
       Total ......................................................  11,250,000
                                                                     ==========

  The Underwriters propose to offer the Common Units to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such initial public offering price less a selling
concession not in excess of $   per Common Unit. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $   per Common
Unit to certain other Underwriters or to certain other brokers or dealers. After the initial offering of the Common Units to the public, the offering price and other selling terms may from time to time be changed by the Representatives.

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Common Units offered hereby are subject to approval of certain legal maters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Commission, and that there has been no material adverse change or development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel. The Underwriters are obligated to take and pay for all Common Units (other than those covered by the Underwriters' over-allotment option described below) if any such Common Units are taken.

  The Company, the Operating Partnership, the General Partner, EPCO and the subsidiary of EPCO which holds Units have agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has granted to the Underwriters an option to purchase up to an additional 1,687,500 Common Units, exercisable solely to cover over-allotments, at the initial public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional Common Units that is proportionate to such Underwriter's initial commitment as indicated on the preceding table.

  The Company, the Operating Partnership, the General Partner, EPCO, the subsidiary of EPCO that will hold Units and the officers and directors of the General Partner have agreed that they will not, without the prior written consent of Lehman Brothers Inc., during the 180 days following the date of this Prospectus, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future
of) any Common Units or any securities that are convertible into, or exercisable or exchangeable for, or that represent the right to receive, Common Units or any securities that are senior to or pari passu with the Common Units, or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or rights of ownership of such Common Units.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

  Until the distribution of the Common Units is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Units. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Units. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Units.

  In addition, if the Representatives over-allot (i.e., if they sell more Common Units than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Units in connection with the offering, the Representatives may reduce that short position by purchasing Common Units in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Units in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Units, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Units. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Prior to the offering, there has been no public market for the Common Units. The initial public offering price will be negotiated between the General Partner and the Representatives. The factors to be considered in determining the initial public offering price of the Common Units will include the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues, earnings and cash flows of the Company, the prospects for growth of the Company's revenues, earnings and cash flows, the current state of the economy in the United States, the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Units. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Units or that the Common Units will trade in the public market subsequent to the offering at or above the initial public offering price.

  The Common Units have been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "EPD."

  Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the Common Units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

                         VALIDITY OF THE COMMON UNITS

  The validity of the Common Units will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the Common Units offered hereby are being passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas. Baker & Botts, L.L.P. performs legal services for the Company and its affiliates from time to time.

                                    EXPERTS

  The audited financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has not previously been subject to the informational requirements of the Exchange Act. The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Units offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Units offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the Commission's Web site on the Internet at http://www.sec.gov.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Unaudited Pro Forma Condensed Combined Financial Information:
  Pro Forma Condensed Balance Sheet, March 31, 1998.......................  F-3
  Notes to Unaudited Pro Forma Condensed Balance Sheet....................  F-4
  Pro Forma Condensed Statement of Operations for the Three Months Ended
   March 31, 1998.........................................................  F-5
  Notes to Unaudited Pro Forma Condensed Statement of Operations for the
   Three Months Ended March 31, 1998......................................  F-6
  Pro Forma Condensed Statement of Operations for the Year Ended December
   31, 1997...............................................................  F-7
  Notes to Unaudited Pro Forma Condensed Statement of Operations for the
   Year Ended
   December 31, 1997......................................................  F-8
Enterprise Products Partners L.P.:
  Independent Auditors' Report............................................  F-9
  Combined Balance Sheets, December 31, 1996 and 1997..................... F-10
  Statements of Combined Operations for the Years Ended December 31, 1995,
   1996 and 1997.......................................................... F-11
  Statements of Combined Cash Flows for the Years Ended December 31, 1995,
   1996 and 1997.......................................................... F-12
  Statements of Combined Equity for the Years Ended December 31, 1995,
   1996 and 1997.......................................................... F-13
  Notes to Combined Financial Statements.................................. F-14
Enterprise Products GP, LLC:
  Independent Auditors' Report............................................ F-23
  Balance Sheet, May 11, 1998............................................. F-24
  Note to Balance Sheet, as of May 11, 1998............................... F-25
Enterprise Products Partners L.P. Unaudited Combined Financial
 Information:
  Combined Balance Sheets, December 31, 1997 and March 31, 1998........... F-26
  Statements of Combined Operations for the Three Months Ended March 31,
   1997 and 1998.......................................................... F-27
  Statements of Combined Cash Flows for the Three Months Ended March 31,
   1997 and 1998.......................................................... F-28
  Statements of Combined Equity for the Three Months Ended March 31, 1997
   and 1998............................................................... F-29
  Notes to Unaudited Combined Financial Statements........................ F-30

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed financial information for the Company gives effect to the Transactions, including the public offering and sale of the Common Units, borrowings under the new bank credit facility and the application of the net proceeds therefrom as described in "Use of Proceeds." The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to the historical combined financial statements, and notes thereto, of the Company appearing elsewhere in this Prospectus.

  The unaudited pro forma condensed balance sheet was prepared as if the Transactions had occurred on March 31, 1998. The unaudited pro forma condensed statement of operations for the year ended December 31, 1997 was prepared as if the Transactions had occurred on January 1, 1997. The unaudited pro forma condensed statement of operations for the three months ended March 31, 1998 was prepared as if the Transactions had occurred on January 1, 1998. See "The Transactions."

  The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore, the actual adjustments may differ from the unaudited pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements. The unaudited pro forma condensed balance sheet and statement of operations are not necessarily indicative of the financial position or results of operations of the Company as they might have been if the Transactions had actually occurred on the dates indicated above. Likewise, the unaudited pro forma information is not necessarily indicative of future financial position or future results of operations of the Company.

                       PRO FORMA CONDENSED BALANCE SHEET

                              MARCH 31, 1998
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                PRO FORMA
                                                          ----------------------
                                                                           AS
                                               HISTORICAL  ADJUSTMENTS  ADJUSTED
                   ASSETS                      ---------- ------------- --------
CURRENT ASSETS
Cash and cash equivalents....................   $  2,386  $ 232,513 (a) $ 44,896
                                                           (231,049)(b)
                                                            (20,174)(c)
                                                              9,882 (e)
                                                            (37,862)(f)
                                                             89,200 (i)
Restricted cash..............................      9,882     (9,882)(e)
Accounts and notes receivable--trade.........     69,734                  69,734
Inventories..................................     21,076                  21,076
Prepaid and other current assets.............      7,710       (146)(d)    7,564
Current maturity of notes receivable from
 unconsolidated subsidiaries.................         --     13,037 (f)   13,037
                                                --------                --------
  Total current assets.......................    110,788                 156,307
PROPERTY, PLANT AND EQUIPMENT, Net...........    511,084                 511,084
NOTES RECEIVABLE FROM UNCONSOLIDATED
 AFFILIATES..................................                24,825 (f)   24,825
INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
 AFFILIATES..................................     60,410                  60,410
OTHER ASSETS.................................      1,344       (802)(d)      542
                                                --------                --------
    TOTAL....................................   $683,626                $753,168
                                                ========                ========
           LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt.........   $ 23,473    (23,473)(b) $     --
Accounts payable--trade......................     55,515                  55,515
Accrued gas payables.........................     38,305                  38,305
Accrued expenses.............................      4,684                   4,684
Other current liabilities....................     11,727     (3,686)(b)    8,041
                                                --------                --------
  Total current liabilities..................    133,704                 106,545
MINORITY INTEREST............................      3,147      2,427 (g)    5,574
LONG-TERM DEBT...............................    203,890   (203,890)(b)   89,200
                                                             89,200 (i)
COMBINED EQUITY..............................    342,885    (20,174)(c)       --
                                                               (948)(d)
                                                             (2,427)(g)
                                                           (319,336)(h)
Partners' equity
  Common Units...............................         --    232,513 (a)  425,539
                                                            193,026 (h)
  Subordinated Units.........................         --    120,736 (h)  120,736
  General partner interest...................         --      5,574 (h)    5,574
                                                --------                --------
    TOTAL....................................   $683,626                $753,168
                                                ========                ========

                          See notes on following page

             NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

(a) Reflects the net cash proceeds of $232.5 million from the sale of 11,250,000 Common Units at an offering price of $22.25 per Common Unit, after deducting underwriting discounts and commissions and estimated offering expenses of $17.8 million.

(b) Reflects the repayment of $227.4 million of debt assumed from EPCO and related accrued interest of $3.7 million.

(c) Reflects the payment of $20.2 million for make-whole payments required as a result of the repayment of the debt assumed from EPCO.

(d) Reflects the write-off of unamortized debt cost included in prepaid and other current assets and other assets as a result of the repayment of debt assumed from EPCO.

(e) Reflects the reclassification of restricted cash to cash and cash equivalents as a result of the elimination of the requirement to restrict certain cash under EPCO's debt agreements due to repayment of all debt assumed from EPCO.

(f) Reflects the purchase of $37.9 million of participation interests in bank notes of its unconsolidated affiliates, BEF and Mont Belvieu Associates.

(g) Reflects the increase in the 1% minority interest of the Operating Partnership held by the General Partner as a result of the above described adjustments.

(h) Reflects the reclassification of EPCO's combined equity to the components of partners' equity of the Company.

(i) Reflects the anticipated borrowing of $89.2 million under the revolving bank credit facility.

                PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                 FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                (UNAUDITED)

              (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                               PRO FORMA
                                                          ---------------------
                                                                          AS
                                               HISTORICAL ADJUSTMENT   ADJUSTED
                                               ---------- ----------   --------
REVENUES.....................................   $190,517               $190,517
                                                --------               --------
COST AND EXPENSES
Operating costs and expenses.................    181,447      (620)(a)  180,827
Selling, general and administrative expenses.      5,754    (2,754)(a)    3,000
                                                --------               --------
Total........................................    187,201                183,827
                                                --------               --------
OPERATING INCOME.............................      3,316                  6,690
                                                --------               --------
OTHER INCOME (EXPENSE)
Interest expense.............................     (6,734)    6,734 (b)   (1,498)
                                                            (1,498)(c)
Interest income..............................        275       652 (d)      927
Equity income in unconsolidated affiliates...      2,822                  2,822
Other, net...................................          2                      2
                                                --------               --------
Total........................................     (3,635)                 2,253
                                                --------               --------
INCOME FROM CONTINUING OPERATIONS BEFORE
 MINORITY INTEREST...........................       (319)                 8,943
MINORITY INTEREST IN INCOME FROM CONTINUING
 OPERATIONS..................................          3        92 (e)      (89)
                                                --------               --------
INCOME FROM CONTINUING OPERATIONS............   $   (316)                 8,854
                                                ========
GENERAL PARTNER'S INTEREST IN INCOME FROM
 CONTINUING OPERATIONS.......................                                89
                                                                       --------
LIMITED PARTNERS' INTEREST IN INCOME FROM
 CONTINUING OPERATIONS.......................                          $  8,765
                                                                       ========
INCOME FROM CONTINUING OPERATIONS PER UNIT...                          $   0.13
                                                                       ========
NUMBER OF UNITS TO BE ISSUED.................                            66,525
                                                                       ========

                        See notes on following page

      NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                FOR THE THREE MONTHS ENDED MARCH 31, 1998

(a) Reflects the reduction in selling, general and administrative and certain administrative charges in operating expenses to the amount of the administrative fee to be paid to EPCO in the first year of the EPCO Agreement.

(b) Reflects the elimination of interest expense due to the repayment of all debt assumed from EPCO.

(c) Reflects accrual for $1.5 million of interest on $89.2 million of assumed borrowings under the bank credit facility at 6.47% per annum plus a 0.2% fee for the unused portion of the $200.0 million bank credit facility.

(d) Reflects interest income earned on the purchase of $37.9 million of participation interests in bank notes of EPCO's unconsolidated affiliates, BEF and Mont Belvieu Associates.

(e) Reflects the additional minority interest associated with the pro forma adjustments for the 1% minority interest of the Operating Partnership held by the General Partner.

  The pro forma condensed statement of operations for the three months ended March 31, 1998 does not include a pro forma adjustment for the loss expected to be incurred on the early extinguishment of debt assumed from EPCO. Such loss, in accordance with generally accepted accounting principles, will be reported as an extraordinary loss when the debt is repaid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General--Prepayment Penalties on Extinguishment of Debt."

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

              (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                               PRO FORMA
                                                         ----------------------
                                                                         AS
                                             HISTORICAL  ADJUSTMENT   ADJUSTED
                                             ----------  ----------- ----------
REVENUES...................................  $1,020,281              $1,020,281
                                             ----------              ----------
COST AND EXPENSES
Operating costs and expenses...............     937,068   (1,100)(a)    935,968
Selling, general and administrative
 expenses..................................      23,060  (11,060)(a)     12,000
                                             ----------              ----------
Total......................................     960,128                 947,968
                                             ----------              ----------
OPERATING INCOME...........................      60,153                  72,313
                                             ----------              ----------
OTHER INCOME (EXPENSE)
Interest expense...........................     (25,717)  25,717 (b)     (5,993)
                                                          (5,993)(c)
Interest income............................       1,934    3,296 (d)      5,230
Equity in income of unconsolidated
 affiliates................................      15,682                  15,682
Loss on sale of assets.....................        (155)                   (155)
Other income (expense), net................         793                     793
                                             ----------              ----------
Total......................................      (7,463)                 15,557
                                             ----------              ----------
INCOME FROM CONTINUING OPERATIONS BEFORE
 MINORITY INTEREST.........................      52,690                  87,870
MINORITY INTEREST IN INCOME FROM CONTINUING
 OPERATIONS................................        (527)     352 (e)       (879)
                                             ----------              ----------
INCOME FROM CONTINUING OPERATIONS..........  $   52,163                  86,991
                                             ==========
GENERAL PARTNER'S INTEREST IN INCOME FROM
 CONTINUING OPERATIONS.....................                                 870
                                                                     ----------
LIMITED PARTNERS' INTEREST IN INCOME FROM
 CONTINUING OPERATIONS.....................                          $   86,121
                                                                     ==========
INCOME FROM CONTINUING OPERATIONS PER UNIT.                          $     1.29
                                                                     ==========
NUMBER OF UNITS TO BE ISSUED...............                              66,525
                                                                     ==========



                          See notes on following page

        NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1997

(a) Reflects the reduction in selling, general and administrative and certain administrative charges in operating expenses to the amount of the administrative fee to be paid to EPCO in the first year of the EPCO Agreement.

(b) Reflects the elimination of interest expense due to the repayment of all debt assumed from EPCO.

(c) Reflects accrual of $6.0 million of interest on $89.2 million of assumed borrowings under the bank credit facility at 6.47% per annum plus a 0.2% fee for the unused portion of the $200.0 million bank credit facility.

(d) Reflects interest income earned on the purchase of $41.6 million of participation interests in bank notes of EPCO's unconsolidated affiliates, BEF and Mont Belvieu Associates.

(e) Reflects the additional minority interest associated with the pro forma adjustments for the 1% minority interest of the Operating Partnership held by the General Partner.

  The pro forma condensed statement of operations for the year ended December 31, 1997 does not include a pro forma adjustment for the loss expected to be incurred on the early extinguishment of debt assumed from EPCO. Such loss, in accordance with generally accepted accounting principles, will be reported as an extraordinary loss when the debt is repaid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General-- Prepayment Penalties on Extinguishment of Debt."

                         INDEPENDENT AUDITORS' REPORT

ENTERPRISE PRODUCTS PARTNERS L.P.:

  We have audited the accompanying combined balance sheets of Enterprise Products Partners L.P. (the "Company"), (as defined in note 1 to the combined financial statements), as of December 31, 1996 and 1997, and the related statements of combined operations, combined cash flows and combined equity for each of the years in the three year period ended December 31, 1997. These combined financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
May 8, 1998

                       ENTERPRISE PRODUCTS PARTNERS L.P.
                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997

                             (DOLLARS IN THOUSANDS)

                                                                1996     1997
                           ASSETS                             -------- --------
CURRENT ASSETS
Cash and cash equivalents, including restricted cash of
 $3,351 in 1996
 and $4,522 in 1997.......................................... $ 28,329 $ 23,463
Accounts receivable--trade...................................  105,557   76,533
Inventories..................................................   26,264   18,935
Prepaid and other current assets.............................    9,020    8,103
                                                              -------- --------
Total current assets.........................................  169,170  127,034
PROPERTY, PLANT AND EQUIPMENT, Net...........................  497,930  513,727
INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES.....  42,847   55,875
OTHER ASSETS.................................................    1,204    1,077
                                                              -------- --------
TOTAL........................................................ $711,151 $697,713
                                                              ======== ========
               LIABILITIES AND COMBINED EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt......................... $ 15,308 $ 14,903
Accounts payable--trade......................................   79,911   76,591
Accrued gas payables.........................................   72,623   45,668
Accrued expenses.............................................   14,164    8,638
Other current liabilities....................................   20,192   21,544
                                                              -------- --------
Total current liabilities....................................  202,198  167,344
LONG-TERM DEBT...............................................  240,309  215,334
MINORITY INTEREST............................................    2,623    3,150
COMMITMENTS AND CONTINGENCIES
COMBINED EQUITY..............................................  266,021  311,885
                                                              -------- --------
TOTAL........................................................ $711,151 $697,713
                                                              ======== ========


                  See Notes to Combined Financial Statements.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

                       STATEMENTS OF COMBINED OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                   1995      1996       1997
                                                 --------  --------  ----------
REVENUES........................................ $790,080  $999,506  $1,020,281
                                                 --------  --------  ----------
COST AND EXPENSES
Operating costs and expenses....................  726,207   906,367     937,068
Selling, general and administrative.............   22,250    24,227      23,060
                                                 --------  --------  ----------
  Total.........................................  748,457   930,594     960,128
                                                 --------  --------  ----------
OPERATING INCOME................................   41,623    68,912      60,153
                                                 --------  --------  ----------
OTHER INCOME (EXPENSE)
Interest expense................................  (27,567)  (26,310)    (25,717)
Interest income.................................      554     2,705       1,934
Equity in income of unconsolidated affiliates...   12,274    15,756      15,682
Gain (loss) on sale of assets...................    7,948        --        (155)
Other, net......................................      305       364         793
                                                 --------  --------  ----------
    Total.......................................   (6,486)   (7,485)     (7,463)
                                                 --------  --------  ----------
INCOME BEFORE MINORITY INTEREST.................   35,137    61,427      52,690
MINORITY INTEREST...............................     (351)     (614)       (527)
                                                 --------  --------  ----------
NET INCOME...................................... $ 34,786  $ 60,813  $   52,163
                                                 ========  ========  ==========


                  See Notes to Combined Financial Statements.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

                       STATEMENTS OF COMBINED CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                  1995       1996      1997
                                                ---------  --------  --------
OPERATING ACTIVITIES
Net income..................................... $  34,786  $ 60,813  $ 52,163
Adjustments to reconcile net income to cash
 flows provided from operating activities:
  Minority interest............................       351       614       527
  Depreciation and amortization................    15,327    15,742    17,684
  Equity in income of unconsolidated
   affiliates..................................   (12,274)  (15,756)  (15,682)
  (Gain) loss on sale of assets................    (7,948)       --       155
  Net effect of changes in operating accounts..   (18,030)   30,018     2,948
                                                ---------  --------  --------
Operating activities cash flows................    12,212    91,431    57,795
                                                ---------  --------  --------
INVESTING ACTIVITIES
Capital expenditures...........................   (22,250)  (61,010)  (33,636)
Proceeds from sale of assets...................     3,053        25        --
Unconsolidated affiliates:
  Investments in and advances to...............     4,946    (3,894)   (4,625)
  Distributions received.......................     5,018     7,154     7,279
                                                ---------  --------  --------
Investing activities cash flows................    (9,233)  (57,725)  (30,982)
                                                ---------  --------  --------
FINANCING ACTIVITIES
Long-term debt:
  Borrowings...................................   148,999    24,001       598
  Repayments...................................  (135,928)  (50,040)  (25,978)
Net decrease (increase) in restricted cash.....    (1,076)    1,109    (1,171)
                                                ---------  --------  --------
Financing activities cash flows................    11,995   (24,930)  (26,551)
                                                ---------  --------  --------
CASH CONTRIBUTIONS FROM (DISTRIBUTIONS TO)
 PARENT........................................   (25,337)    6,393    (6,299)
                                                ---------  --------  --------
NET CHANGE IN CASH AND CASH EQUIVALENTS........   (10,363)   15,169    (6,037)
CASH AND CASH EQUIVALENTS, JANUARY 1...........    20,172     9,809    24,978
                                                ---------  --------  --------
CASH AND CASH EQUIVALENTS, DECEMBER 31
(Excluding restricted cash of $4,460 in 1995,
 $3,351 in 1996
 and $4,522 in 1997)........................... $   9,809  $ 24,978  $ 18,941
                                                =========  ========  ========

                  See Notes to Combined Financial Statements.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

                         STATEMENTS OF COMBINED EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                    LIMITED   GENERAL
                                                    PARTNER   PARTNER   TOTAL
                                                    --------  -------- --------
Combined Equity, January 1, 1995................... $187,472   $1,894  $189,366
  Net income.......................................   34,438      348    34,786
  Cash distributions to parent.....................  (25,083)    (254)  (25,337)
                                                    --------   ------  --------
Combined Equity, December 31, 1995.................  196,827    1,988   198,815
  Net income.......................................   60,205      608    60,813
  Cash contributions from parent...................    6,329       64     6,393
                                                    --------   ------  --------
Combined Equity, December 31, 1996.................  263,361    2,660   266,021
  Net income.......................................   51,641      522    52,163
  Cash distributions to parent.....................   (6,236)     (63)   (6,299)
                                                    --------   ------  --------
Combined Equity, December 31, 1997................. $308,766   $3,119  $311,885
                                                    ========   ======  ========


                  See Notes to Combined Financial Statements.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ENTERPRISE PRODUCTS PARTNERS L.P. (the "Company") was formed on April 9, 1998 as a Delaware limited partnership to own and operate the natural gas liquids ("NGL") business of Enterprise Products Company ("EPCO"). The Company is the limited partner and owns approximately 99% of Enterprise Products Operating L.P. (the "Operating Partnership"), which directly or indirectly owns or leases and operates the NGL facilities. Enterprise Products GP, LLC (the "General Partner") is the general partner and owns approximately 1% of the Operating Partnership. Both the Company and the General Partner are subsidiaries of EPCO.

  Prior to their combination, EPCO and its affiliated companies were controlled by members of a single family, who collectively owned at least 90% of each of such entities. As of April 30, 1998, the owners of all the affiliated companies exchanged their ownership interests for shares of EPCO. Accordingly, each of the affiliated companies became a wholly-owned subsidiary of EPCO or was merged into EPCO as of April 30, 1998. In accordance with generally accepted accounting principles, the combination of the affiliated companies with EPCO was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

  Under terms of a contract, entered into on May 8, 1998, between EPCO and the Operating Partnership, EPCO will contribute all of its NGL assets to the Operating Partnership, and the Operating Partnership will assume certain of EPCO's debt. As a result, the Company will be the successor to the NGL operations of EPCO.

  The accompanying combined financial statements include the historical accounts and operations of the NGL business of EPCO, including NGL operations conducted by affiliated companies of EPCO prior to their combination with EPCO. All intercompany balances and transactions have been eliminated in the combined financial statements.

  INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES include entities in which the Company owns 20% to 50% or has the ability to exercise significant influence over the entities' operating and financial policies. The equity method is used to account for such investments.

  INVENTORIES, consisting of NGLs and NGL products, are carried at the lower of average cost or market.

  EXCHANGES are movements of NGL products between parties to satisfy timing and logistical needs of the parties. NGLs and NGL products borrowed from the Company under such agreements are included in inventories, and NGLs and NGL products loaned to the Company under such agreements are accrued as a liability in accrued gas payables. Accrued gas payables also include amounts due for the purchase of NGL feedstock.

  PROPERTY, PLANT AND EQUIPMENT are at cost and are depreciated using the straight-line method over the asset's estimated useful life. Maintenance, repairs and minor renewals are charged to operations as incurred. Additions, improvements and major renewals are capitalized. The cost of assets retired or sold, together with the related accumulated depreciation, are removed from the accounts, and any gain or loss on disposition is included in income.

  REVENUE is recognized when products are shipped or services are rendered.

  USE OF ESTIMATES AND ASSUMPTIONS by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period are required for the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

  FEDERAL INCOME TAXES are generally not provided because the Company and its predecessors had either elected under provisions of the Internal Revenue Code to be a Subchapter S Corporation or were entities that were organized as pass-through entities for federal income tax purposes. As a result, for federal income taxes, the combined taxable income of the Company, as presented in the statement of combined operations, are taxed directly to its owners. State income taxes are not material.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

  ENVIRONMENTAL COSTS for remediation are accrued based on estimates of known remediation requirements. Such accruals are based upon management's best estimate of the ultimate costs to remediate the site. Ongoing environmental compliance costs are charged to expense as incurred, and expenditures to mitigate or prevent future environmental contamination are capitalized. Environmental costs, accrued environmental liabilities and expenditures to mitigate or eliminate future environmental contamination for each of the years in the three-year period ended December 31, 1997 were not significant to the combined financial statements. The Company's estimated liability for environmental remediation is not discounted.

  CASH FLOWS are computed using the indirect method. For cash flow purposes, the Company considers all highly liquid debt instruments with an original maturity of less than three months at the date of purchase to be cash equivalents. All cash presented as restricted cash in the Company's financial statements is due to requirements of the Company's debt agreements.

  DOLLAR AMOUNTS presented in the tabulations within the notes to the Company's financial statements are stated in thousands of dollars, unless otherwise indicated.

  RECENT STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") (effective for fiscal years beginning after December 15, 1997) include the following: SFAS 130, Reporting of Comprehensive Income, SFAS 131, Disclosure about Segments of an Enterprise and Related Information and SFAS 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. Management is currently studying these SFAS items for possible impact on the combined financial statements; however, based upon its preliminary assessment of the SFASs, management believes that they will not have a significant impact on the Company's financial statements. On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). For years beginning after December 15, 1998, SOP 98-5 generally requires that all start-up costs of a business activity be charged to expense as incurred and any start-up cost previously deferred should be written-off as a cumulative effect of a change in accounting principle. Management is currently studying SOP 98-5 for its possible impact on the combined financial statements. Based upon its preliminary assessment of SOP 98-5, management believes that SOP 98-5 will not have a material impact on the combined financial statements except for a $4.5 million non-cash write-off at January 1, 1999 of the unamortized balance of deferred start-up costs of Belvieu Environmental Fuels ("BEF"), in which the Company owns a 33 1/3% economic interest. Such a write-off would cause a $1.5 million reduction in the equity in income of unconsolidated affiliates for 1999 and a corresponding reduction in the Company's investment in unconsolidated affiliates.

2. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment and accumulated depreciation are as follows:

                                                    ESTIMATED
                                                     USEFUL
                                                     LIFE IN
                                                      YEARS     1996     1997
                                                    --------- -------- --------
   Plants and pipelines............................   5-35    $535,674 $599,047
   Underground and other storage facilities........   5-35      75,396   79,744
   Transportation equipment........................   3-35       1,471   12,393
   Land............................................             11,999   12,783
   Construction in progress........................             58,944   12,627
                                                              -------- --------
     Total.........................................            683,484  716,594
   Less accumulated depreciation...................            185,554  202,867
                                                              -------- --------
   Property, plant and equipment, net..............           $497,930 $513,727
                                                              ======== ========

                       ENTERPRISE PRODUCTS PARTNERS L.P.

3. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

  Investments in unconsolidated affiliates consist primarily of a 33 1/3% economic interest in BEF and a 49.0% economic interest in Mont Belvieu Associates. BEF is a general partnership that owns an MTBE production facility located at Mont Belvieu, Texas, adjacent to other facilities owned and operated by the Company. Mont Belvieu Associates is a general partnership that owns a 50.0% interest in an NGL fractionation facility in Texas. The Company also directly owns an additional 12 1/2% interest in the fractionation facility that is partially owned by Mont Belvieu Associates. The Company is the operator for both the BEF and Mont Belvieu Associates plants.

  Following is a summary of the Company's investments in and advances to unconsolidated affiliates and the equity in income of unconsolidated affiliates:

                                                               AT DECEMBER 31,
                                                               ---------------
                                                                1996    1997
                                                               ------- -------
   Investments in and advances to unconsolidated affiliates:
     BEF...................................................... $33,291 $41,278
     Mont Belvieu Associates..................................   9,556  11,963
     Other....................................................      --   2,634
                                                               ------- -------
       Total.................................................. $42,847 $55,875
                                                               ======= =======

                                                         FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                       -----------------------
                                                        1995    1996    1997
                                                       ------- ------- -------
   Equity in income of unconsolidated affiliates:
     BEF.............................................. $ 6,107 $ 9,752 $ 9,305
     Mont Belvieu Associates..........................   6,167   6,004   6,377
                                                       ------- ------- -------
       Total.......................................... $12,274 $15,756 $15,682
                                                       ======= ======= =======

BEF

  BEF is owned equally (33 1/3%) by Liquid Energy Fuels Corp. ("Liquid"), SUN BEF, Inc. ("SUN BEF") and the Company. Mitchell Energy & Development Corp. is Liquid's ultimate parent company, and Sun Company, Inc. ("Sun") is SUN BEF's ultimate parent company. Following is condensed financial data for BEF:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
   BALANCE SHEET DATA:
   Current assets............................................ $ 32,248 $ 40,848
   Property, plant and equipment, net........................  193,900  182,945
   Other assets..............................................   23,020   18,324
                                                              -------- --------
     Total assets............................................ $249,168 $242,117
                                                              ======== ========
   Current liabilities....................................... $ 56,141 $ 58,004
   Long-term debt............................................   97,778   58,667
   Other liabilities.........................................      671    2,950
   Partners' equity..........................................   94,578  122,496
                                                              -------- --------
     Total liabilities and partners' equity.................. $249,168 $242,117
                                                              ======== ========

                       ENTERPRISE PRODUCTS PARTNERS L.P.

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                      --------------------------
                                                        1995     1996     1997
                                                      -------- -------- --------
   INCOME STATEMENT DATA:
   Revenues.......................................... $121,399 $217,438 $233,218
   Expenses..........................................  103,077  188,182  205,300
                                                      -------- -------- --------
   Net income........................................ $ 18,322 $ 29,256 $ 27,918
                                                      ======== ======== ========

  BEF's owners are required under isobutane supply contracts to provide their pro rata share of BEF's monthly isobutane requirements. If the MTBE plant's isobutane requirements exceed 450,000 barrels for any given month, each of the owners retains the right, but not the obligation, to supply at least one-third of the additional isobutane needed. The purchase price for the isobutane (which generally approximates the established market price) is based upon contracts between the owners.

  BEF has a ten-year off-take agreement under which Sun is required to purchase all of the plant's MTBE production through May 2005. Through May 31, 2000, Sun will pay the higher of a contractual floor price or market price (as defined within the agreement) for floor production (193,450,000 gallons per year), and the market price for production in excess of 193,450,000 gallons per year, subject to quarterly adjustments on certain excess volumes. At floor production levels, the contractual floor price is a price sufficient to cover essentially all of BEF's operating costs plus principal and interest payments on its bank term loan. Market price is: (a) toll fee price (cost of feedstock plus approximately $0.484 per gallon during the first two contract years ending May 31, 1997); and (b) at Sun's option, the toll fee price (cost of feedstock plus approximately $0.534 per gallon) or the U.S. Gulf Coast Posted Contract Price for the period from June 1, 1997 through May 31, 2000. For purposes of computing the toll fee price, the feedstock component is based on the Normal Butane Posted Price for the month plus the average purchase price paid by BEF to acquire methanol consumed by the facility during the month. In addition, the floor or market price determined above will be increased $0.03 per gallon in the third and fourth contract years and by about $0.04 per gallon in the fifth contract year. Beginning June 1, 2000, through the remainder of the agreement, the price for all production will be based upon a market-related negotiated price.

  The contracted floor price paid by Sun for production in 1995, 1996 and 1997 exceeded the spot market price for MTBE. At December 31, 1997, the floor price paid for MTBE by Sun was $1.0392 per gallon, compared to an average Gulf Coast spot market price for MTBE during 1997 of $0.83 per gallon.

  Substantially all revenues earned by BEF are from the production of MTBE which is sold to Sun. This concentration could impact BEF's exposure to credit risk; however, such risk is reduced since Sun has an equity interest in BEF. Management believes that BEF is exposed to minimal credit risk. BEF does not require collateral for its receivables from Sun.

  Long-term debt of BEF consists of a $97.8 million five-year, floating interest rate bank term note payable which is due in equal quarterly installments of $9.8 million through May 31, 2000. The debt is non-recourse debt to the partners. BEF has an interest rate cap agreement (based on a LIBOR rate of 7%) with a notional amount of $31 million at December 31, 1997. The interest rate cap agreement provides that the notional amount will decrease $4.5 million each quarter through May 1999. BEF intends to hold the contract through its expiration date and use it as a means of fixing a portion of the interest on the term note payable. While the notional amount is used to express the magnitude of an interest rate cap agreement, the amount subject to credit risk, in the event of nonperformance by a third party, is substantially less. Management does not expect any significant impact to its financial position as a result of nonperformance by a third party. The interest rate cap did not have a significant effect on the net interest rate that BEF recognized for 1995, 1996 or 1997.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

  The bank term loan agreement contains restrictive covenants prohibiting or limiting certain actions of BEF, including partner distributions, and requiring certain actions by BEF, including the maintenance of specified levels of leverage, as defined, and approval by the banks of certain contracts. As a result of the restrictive covenants, no cash was available for distributions to the partners at December 31, 1997. In addition, the loan agreement requires BEF to restrict a certain portion of cash to pay for the plant's turnaround maintenance and long-term debt service. At December 31, 1996 and 1997, cash of $3.3 million and $13.1 million, respectively, was restricted under terms of the loan agreement. BEF was in compliance with the restrictive covenants at December 31, 1997. The long-term debt is collateralized by substantially all of BEF's assets.

MONT BELVIEU ASSOCIATES

  Kinder Morgan Natural Gas Liquids Corporation owns 50%, the Company owns 49% and EPCO owns 1% of Mont Belvieu Associates. Following is the condensed financial data for Mont Belvieu Associates:

                                                                AT DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
   BALANCE SHEET DATA:
   Current assets.............................................. $ 6,502 $ 6,125
   Property, plant and equipment, net..........................  45,966  45,774
   Other assets................................................      --      79
                                                                ------- -------
       Total assets............................................ $52,468 $51,978
                                                                ======= =======
   Current liabilities......................................... $ 4,546 $ 4,479
   Long-term debt..............................................  15,022  11,790
   Partners' equity............................................  32,900  35,709
                                                                ------- -------
       Total liabilities and partners' equity.................. $52,468 $51,978
                                                                ======= =======

                                                           FOR THE YEAR ENDED
                                                              DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
   INCOME STATEMENT DATA:
   Revenues............................................. $25,795 $26,954 $33,646
   Expenses.............................................  14,971  16,347  23,034
                                                         ------- ------- -------
       Net income....................................... $10,824 $10,607 $10,612
                                                         ======= ======= =======

  Long-term debt of Mont Belvieu Associates represents a $14.4 million bank term note which is payable over a six-year amortization schedule and a balloon payment in December 2001. Interest on the bank term note payable bears interest at LIBOR plus 0.75%. The loan is non-recourse to the partners and is secured by Mont Belvieu Associates' rights under the operating agreement of the facility with the joint owners. The bank agreement contains no restrictions on the payment of distributions to the partners.

  All of Mont Belvieu Associates' revenues are derived from NGL fractionation services to customers in the Gulf Coast area. This concentration could impact Mont Belvieu Associates' exposure to credit risk inasmuch as these customers could be affected by similar economic or other conditions. Management, however, believes that Mont Belvieu Associates is exposed to minimal credit risk. Mont Belvieu Associates generally does not require collateral for its receivables.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

4. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
Insurance Companies:
  Secured notes (five separate series), with interest at
   8.82% to 12.10%, due in various annual installments
   through 2004.............................................. $ 69,555 $ 65,395
  Senior notes (seven separate series), with interest at
   8.04% to 12.10%, due in various periodic installments
   through 2007..............................................  180,063  160,345
  Subordinated note, with interest at 9.3%, due in annual
   installments through 2000.................................    5,999    4,497
                                                              -------- --------
    Total....................................................  255,617  230,237
Less current maturities of long-term debt....................   15,308   14,903
                                                              -------- --------
Long-term debt............................................... $240,309 $215,334
                                                              ======== ========

  Maturities of long-term debt at December 31, 1997 are as follows: $14.9 million in 1998; $23.5 million in 1999; $61.8 million in 2000; $15.3 million in 2001; $15.3 million in 2002; and $99.4 million thereafter.

  At December 31, 1997, the Company had $20 million of standby letters of credit available, and approximately $1.0 million of letters of credit were outstanding under letter of credit agreements with the banks.

  The credit agreements with the insurance companies and the banks contain restrictive covenants prohibiting or limiting certain actions of the Company, including payment of cash distributions to owners, making of certain investments and incurring any additional debt. Additionally, the credit agreements require certain actions by the Company including the maintenance of specified levels of working capital and tangible net worth, as defined by the agreements. The Company was in compliance with these restrictive covenants at December 31, 1997. Based upon the various credit agreements, no cash distributions could be made from the combined equity at December 31, 1997.

  At December 31, 1997, combined equity includes undistributed net earnings of unconsolidated affiliates of $25.1 million.

5. MAJOR CUSTOMERS

  A customer owns a 45.4% undivided interest in a plant and the related pipeline system and leases such undivided interest in the facility to the Company. The agreement with the customer expires in 2004. There are two successive options to extend the term for 12 years each remaining under the original agreement. Revenues from sales to this customer were approximately $147.0 million, $114.1 million and $147.6 million for 1995, 1996 and 1997, respectively.

  In addition, the Company has supply and transportation contracts with another customer. Under the supply contract, the Company sells approximately 450,000 barrels of isobutane per month to the customer. Under the transportation contract, the Company delivers the product sold at a transportation fee of approximately 0.75 cents per gallon. The supply and transportation contracts expires on June 30, 1998. The Company and the customer are currently negotiating new contracts and have reached an agreement in principle which is expected to extend the contracts for an additional five years. Revenues from sales to this customer were approximately $88.6 million, $113.4 million and $107.3 million for 1995, 1996 and 1997, respectively.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

6. RELATED PARTY TRANSACTIONS

  The Company has no employees. All management, administrative and operating functions are performed by employees of EPCO. Operating costs and expenses include charges for EPCO's employees who operate the Company's various facilities. Such charges are based upon EPCO's actual salary costs and related fringe benefits. Because the Company's operations constitute the most significant portion of EPCO's combined operations, selling, general and administrative expenses reported in the accompanying statement of combined operations include all such expenses incurred by EPCO less amounts specifically allocated to other subsidiaries or operating divisions of EPCO.

  In connection with the Transactions, EPCO, the General Partner and the Company will enter into the EPCO Agreement pursuant to which (i) EPCO will agree to manage the business and affairs of the Company and the Operating Partnership; (ii) EPCO will agree to employ the operating personnel involved in the Company's business for which EPCO will be reimbursed by the Company at cost; (iii) the Company and the Operating Partnership will agree to participate as named insureds in EPCO's current insurance program, and costs will be allocated among the parties on the basis of formulas set forth in the agreement; (iv) EPCO will agree to grant an irrevocable, non-exclusive worldwide license to all of the trademarks and tradenames used in its business to the Company; (v) EPCO will agree to indemnify the Company against any losses resulting from certain lawsuits; and (vi) EPCO will agree to sublease all of the equipment which it holds pursuant to the Retained Leases to the Company for $1 per year and assign its purchase options under such leases to the Company. Pursuant to the EPCO Agreement, EPCO will be reimbursed at cost for all expenses that it incurs in connection with managing the business and affairs of the Company, except that EPCO will not be entitled to be reimbursed for any selling, general and administrative expenses. In lieu of reimbursement for such selling, general and administrative expenses, EPCO will be entitled to receive an annual administrative services fee that will initially equal $12.0 million. The General Partner, with the approval and consent of the Audit and Conflicts Committee, will have the right to agree to increases in such administrative services fee of up to 10% each year during the 10-year term of the EPCO Agreement and may agree to further increases in such fee in connection with expansions of the Company's operations through the construction of new facilities or the completion of acquisitions that require additional management personnel.

  EPCO also operates BEF's and Mont Belvieu Associates' plants and charges them for actual salary costs and related fringe benefits. In addition, EPCO charged BEF and Mont Belvieu Associates $1.1 million for administrative services for each of the years ended December 31, 1995, 1996 and 1997. Such administrative charges are based upon contracts between the parties.

  EPCO has operating leases covering various assets used by the Company. Included in selling, general and administrative expenses and operating costs and expenses on the accompanying statement of combined operations is rental expense of $23.4 million, $26.3 million and $29.6 million for 1995, 1996 and 1997, respectively, for these leases. Substantially all long-term lease obligations will be retained by EPCO, who will sublease certain operating assets to the Company for $1 per year. Rental expense, included in operating costs and expenses, for such leases was $10.5 million, $11.4 million and $13.3 million for 1995, 1996 and 1997, respectively.

  The Company also has transactions in the normal course of business with BEF, Mont Belvieu Associates and other subsidiaries and divisions of EPCO. Such transactions include the buying and selling of NGL products and the transportation of NGL products by truck.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

  Following is a summary of significant transactions with related parties:

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                        -----------------------
                                                         1995    1996    1997
                                                        ------- ------- -------
   STATEMENTS OF COMBINED OPERATIONS:
   Revenues from NGL products sold to:
     Unconsolidated affiliates......................... $25,296 $41,653 $44,392
     Other EPCO subsidiaries...........................       7  10,292  19,029
   Cost of NGL product purchased from:
     Unconsolidated affiliates.........................   3,803   7,339   8,453
     Other EPCO subsidiaries...........................   2,013   3,944   6,495
   Operating expenses charged for trucking of NGL
    products...........................................   9,276   9,114   7,606

                                                                   AT DECEMBER
                                                                       31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   COMBINED BALANCE SHEETS:
   Accounts receivable--trade.................................... $6,649 $4,442
   Accounts payable and accrued expenses......................... 10,209  7,863

7. COMMITMENTS AND CONTINGENCIES

 Storage Commitments

  The Company stores NGL products for various third parties. Under the terms of the storage agreements, the Company is generally required to redeliver to the owner its NGL products upon demand. The Company is insured for any physical loss of such NGL products due to catastrophic events. At December 31, 1997, NGL products aggregating 190 million gallons were due to be redelivered to the owners under various storage agreements.

 Litigation

  EPCO has indemnified the Company against any litigation arising from events or actions prior to its formation. The Company is sometimes named as a defendant in litigation relating to its normal business operations. Although the Company insures itself against various business risks, to the extent management believes it is prudent, there is no assurance that the nature and amount of such insurance will be adequate, in every case, to indemnify the Company against liabilities arising from future legal proceedings as a result of its ordinary business activity. Management is aware of no significant litigation, pending or threatened, that would have a significant adverse effect on the Company's financial position or results of operations.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value was determined by the Company, using available market information and appropriate valuation methodologies. Considerable judgment, however, is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, AND ACCOUNTS PAYABLE AND ACCRUED EXPENSES are carried at amounts which reasonably approximate their fair value at year end.

                       ENTERPRISE PRODUCTS PARTNERS L.P.

  LONG-TERM DEBT'S fair value was estimated based upon the interest rates currently available to the Company for issuance of debt with similar terms and maturities less any applicable prepayment penalties for the early retirement of the existing debt outstanding. Based on such computation, the Company could replace $127.7 million and $203.6 million (fair value) of its $255.6 million and $230.2 million (carrying value) of outstanding long-term debt at December 31, 1996 and 1997, respectively.

9. SUPPLEMENTAL CASH FLOWS DISCLOSURE

  The net effect of changes in operating assets and liabilities is as follows:

                                                    FOR YEAR ENDED DECEMBER
                                                              31,
                                                   ---------------------------
                                                     1995      1996     1997
                                                   --------  --------  -------
(Increase) decrease in:
  Accounts receivable--trade.....................  $(31,432) $(34,763) $29,024
  Inventories....................................    (1,082)    5,947    7,329
  Prepaid and other current assets...............    (1,278)      100      917
  Other assets...................................     1,050       295      127
Increase (decrease) in:
  Accounts payable--trade........................    (1,782)   35,187   (3,320)
  Accrued gas payables...........................    13,932    21,650  (26,955)
  Accrued expenses...............................    (6,480)    6,286   (5,526)
  Other current liabilities......................     9,042    (4,684)   1,352
                                                   --------  --------  -------
Net effect of changes in operating accounts......  $(18,030) $ 30,018  $ 2,948
                                                   ========  ========  =======
Cash payments for interest, net of $1,126, $1,569
 and $2,005 capitalized in 1995, 1996 and 1997,
 respectively....................................  $ 28,590  $ 32,728  $30,071
                                                   ========  ========  =======

  NON-CASH TRANSACTION: In 1995, the Company received $3.0 million of cash and a pipeline system with a fair market value of $9.2 million in exchange for a 12.5% interest in a raw make transportation and fractionation facility with a net book value of approximately $4.0 million.

10. CONCENTRATION OF CREDIT RISK

  A substantial portion of the Company's revenues is derived from the fractionation, isomerization, propylene production, marketing, storage and transportation of NGLs to various companies in the NGL industry, primarily located in the United States. Although this concentration could affect the Company's overall exposure to credit risk since these customers might be affected by similar economic or other conditions, management believes that the Company is exposed to minimal credit risk, since the majority of its business is conducted with major companies within the industry and much of the business is conducted with companies with whom the Company has joint operations. The Company generally does not require collateral for its accounts receivables.

                         INDEPENDENT AUDITORS' REPORT

ENTERPRISE PRODUCTS GP, LLC:

  We have audited the accompanying balance sheet of Enterprise Products GP, LLC (the "Company") as of May 11, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company, as of May 11, 1998, in conformity with generally accepted accounting principles.

Houston, Texas
May 12, 1998

                          ENTERPRISE PRODUCTS GP, LLC

                                 BALANCE SHEET

                                  MAY 11, 1998

                                 ASSETS
CASH..................................................................... $1,000
                                                                          ======
                             MEMBERS' EQUITY
MEMBERS' EQUITY.......................................................... $1,000
                                                                          ======



                           See Note to Balance Sheet.

                             NOTE TO BALANCE SHEET

NATURE OF OPERATIONS

  Enterprise Products GP, LLC (the "Company") is a Delaware limited liability company that was formed on May 1, 1998 to become the general partner of Enterprise Products Operating L.P. (the "Operating Partnership"). The Operating Partnership is a limited partnership that was formed to acquire, own and operate all of the natural gas liquids, isomerization, MTBE and propylene processing and distribution assets of Enterprise Products Company. The Company is a subsidiary of Enterprise Products Company.

                     ENTERPRISE PRODUCTS PARTNERS L.P.

                          COMBINED BALANCE SHEETS

                                (UNAUDITED)

                          (DOLLARS IN THOUSANDS)

                                                                         MARCH
                                                           DECEMBER 31,   31,
                                                               1997       1998
                         ASSETS                            ------------ --------
CURRENT ASSETS
Cash and cash equivalents, including restricted cash of
 $4,522 in 1997 and $9,882 in 1998.......................    $ 23,463   $ 12,268
Accounts receivable--trade...............................      76,533     69,734
Inventories..............................................      18,935     21,076
Prepaid and other current assets.........................       8,103      7,710
                                                             --------   --------
  Total current assets...................................     127,034    110,788
PROPERTY, PLANT AND EQUIPMENT, Net.......................     513,727    511,084
INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES.      55,875     60,410
OTHER ASSETS.............................................       1,077      1,344
                                                             --------   --------
    TOTAL................................................    $697,713   $683,626
                                                             ========   ========
             LIABILITIES AND COMBINED EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt.....................    $ 14,903   $ 23,473
Accounts payable--trade..................................      76,591     55,515
Accrued gas payables.....................................      45,668     38,305
Accrued expenses.........................................       8,638      4,684
Other current liabilities................................      21,544     11,727
                                                             --------   --------
  Total current liabilities..............................     167,344    133,704
LONG TERM DEBT...........................................     215,334    203,890
MINORITY INTEREST........................................       3,150      3,147
COMMITMENTS AND CONTINGENCIES
COMBINED EQUITY..........................................     311,885    342,885
                                                             --------   --------
    TOTAL................................................    $697,713   $683,626
                                                             ========   ========

           See Notes to Unaudited Combined Financial Statements.

                     ENTERPRISE PRODUCTS PARTNERS L.P.

                     STATEMENTS OF COMBINED OPERATIONS

                                (UNAUDITED)

                          (DOLLARS IN THOUSANDS)

                                                              THREE MONTHS
                                                             ENDED MARCH 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
REVENUES................................................... $255,652  $190,517
                                                            --------  --------
COST AND EXPENSES
Operating costs and expenses...............................  229,136   181,447
Selling, general and administrative........................    6,636     5,754
                                                            --------  --------
  Total....................................................  235,772   187,201
                                                            --------  --------
OPERATING INCOME...........................................   19,880     3,316
                                                            --------  --------
OTHER INCOME (EXPENSE)
Interest expense...........................................   (5,967)   (6,734)
Interest income............................................      587       275
Equity income in unconsolidated affiliates.................    3,020     2,822
Other, net.................................................    1,065         2
                                                            --------  --------
  Total....................................................   (1,295)   (3,635)
                                                            --------  --------
INCOME BEFORE MINORITY INTEREST............................   18,585      (319)
MINORITY INTEREST..........................................     (186)        3
                                                            --------  --------
NET INCOME................................................. $ 18,399  $   (316)
                                                            ========  ========

           See Notes to Unaudited Combined Financial Statements.

                     ENTERPRISE PRODUCTS PARTNERS L.P.

                     STATEMENTS OF COMBINED CASH FLOWS

                                (UNAUDITED)

                          (DOLLARS IN THOUSANDS)

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
OPERATING ACTIVITIES
Net income................................................... $18,399  $  (316)
Adjustments to reconcile net income to cash flow provided
 from (used for) operating activities:
  Minority Interest..........................................     186       (3)
  Depreciation and amortization..............................   4,189    4,623
  Equity income of unconsolidated affiliates.................  (3,020)  (2,822)
  Gain on sale of assets.....................................      (4)      --
  Net effect of changes in operating accounts................  (4,084) (37,471)
                                                              -------  -------
Operating activities cash flows..............................  15,666  (35,989)
                                                              -------  -------
INVESTING ACTIVITIES
Capital expenditures......................................... (12,864)  (1,935)
Proceeds from sale of assets.................................      14       --
Unconsolidated affiliates:
  Investment in and advances to..............................   1,473   (2,958)
  Distributions received.....................................   1,145    1,245
                                                              -------  -------
Investing activities cash flows.............................. (10,232)  (3,648)
                                                              -------  -------
FINANCING ACTIVITIES
Long-term debt repayments....................................  (2,876)  (2,874)
Net increase in restricted cash..............................  (5,477)  (5,360)
                                                              -------  -------
Financing activities cash flows..............................  (8,353)  (8,234)
                                                              -------  -------
CASH CONTRIBUTIONS FROM PARENT...............................  13,020   31,316
NET CHANGE IN CASH AND CASH EQUIVALENTS......................  10,101  (16,555)
CASH AND CASH EQUIVALENTS, JANUARY 1.........................  24,978   18,941
                                                              -------  -------
CASH AND CASH EQUIVALENTS, MARCH 31, (excluding restricted
 cash of $8,828 in 1997 and $9,882 in 1998) ................. $35,079  $ 2,386
                                                              =======  =======

           See Notes to Unaudited Combined Financial Statements.

                     ENTERPRISE PRODUCTS PARTNERS L.P.

                       STATEMENTS OF COMBINED EQUITY

            FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                (UNAUDITED)

                          (DOLLARS IN THOUSANDS)

                                                    LIMITED   GENERAL
                                                    PARTNER   PARTNER   TOTAL
                                                    --------  -------  --------
Combined Equity, December 31, 1996................. $263,361  $2,660   $266,021
  Net income.......................................   18,215     184     18,399
  Cash contribution from parent....................   12,890     130     13,020
                                                    --------  ------   --------
Combined Equity, March 31, 1997.................... $294,466  $2,974   $297,440
                                                    ========  ======   ========
Combined Equity, December 31, 1997................. $308,766  $3,119   $311,885
  Net loss.........................................     (313)     (3)      (316)
  Cash contribution from parent....................   31,003     313     31,316
                                                    --------  ------   --------
Combined Equity, March 31, 1998.................... $339,456  $3,429   $342,885
                                                    ========  ======   ========

           See Notes to Unaudited Combined Financial Statements.

                    ENTERPRISE PRODUCTS PARTNERS L.P.

                  NOTES TO COMBINED FINANCIAL STATEMENTS

                               (UNAUDITED)

1. GENERAL

  In the opinion of Enterprise Products Partners L.P. ( the "Company"), the unaudited combined financial statements include all adjustments consisting of normal recurring accruals necessary for a fair presentation of the Company's combined financial position as of March 31, 1998 and its combined results of operations and cash flows for the three month periods ending March 31, 1998 and 1997. Although the Company believes the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year.

  DOLLAR AMOUNTS presented in the tabulations within the notes to the combined financial statements are stated in thousands of dollars, unless otherwise indicated.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

  At March 31, 1998, the Company's unconsolidated affiliates accounted for by the equity method included a 33 1/3% economic interest in Belvieu Environmental Fuels ("BEF") which owns an MTBE production facility and a 49% economic interest in Mont Belvieu Associates which owns a 50% interest in an NGL fractionation facility. Summarized unaudited income statement information for the unconsolidated affiliates is presented below:

 BEF

                                                                  FOR THE THREE
                                                                  MONTHS ENDED
                                                                    MARCH 31,
                                                                 ---------------
                                                                  1997    1998
                                                                 ------- -------
   INCOME STATEMENT DATA
   Revenues..................................................... $58,316 $34,964
   Expenses.....................................................  53,312  32,338
                                                                 ------- -------
     Net income................................................. $ 5,004 $ 2,626
                                                                 ======= =======

 Mont Belvieu Associates

                                                                   FOR THE THREE
                                                                   MONTHS ENDED
                                                                     MARCH 31,
                                                                   -------------
                                                                    1997   1998
                                                                   ------ ------
   INCOME STATEMENT DATA
   Revenues....................................................... $8,228 $8,564
   Expenses.......................................................  6,981  5,454
                                                                   ------ ------
     Net income................................................... $1,247 $3,110
                                                                   ====== ======

                    ENTERPRISE PRODUCTS PARTNERS L.P.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                               (UNAUDITED)

3. SUPPLEMENTAL CASH FLOWS DISCLOSURE

  The net effect of changes in operating assets and liabilities is as follows:

                                                                THREE MONTHS
                                                              ENDED MARCH 31,
                                                              -----------------
                                                               1997      1998
                                                              -------  --------
   (Increase) decrease in:
     Accounts receivable--trade.............................  $27,347  $  6,799
     Inventories............................................   10,594    (2,141)
     Prepaid expenses and other current assets..............      268       348
     Other assets...........................................      (21)     (267)
   Increase (decrease) in:
     Accounts payable--trade................................  (21,257)  (21,076)
     Accrued gas payable....................................  (15,679)   (7,363)
     Accrued expenses.......................................   (7,887)   (3,954)
     Other current liabilities..............................   (1,825)   (9,817)
     Other liabilities......................................    4,376
                                                              -------  --------
   Net effect of changes in operating accounts..............  $(4,084) $(37,471)
                                                              =======  ========
   Cash payments for:
     Interest, net of $228, and $207 capitalized in 1997 and
      1998..................................................  $ 6,238  $  7,828
                                                              =======  ========

4. RECENTLY ISSUED ACCOUNTING STANDARDS

  Recent Statements of Financial Accounting Standards ("SFAS") (effective for fiscal years beginning after December 15, 1997) include the following: SFAS 130, Reporting of Comprehensive Income, SFAS 131, Disclosure about Segments of an Enterprise and Related Information and SFAS 132, Employers' Disclosure about Pensions and Other Postretirement Benefits.

  Statement No. 130 establishes standards for reporting and displaying of comprehensive income and its components in a full-set of general purpose financial statements. This standard does not currently alter the Company's reporting of operating results.

  Statement No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements. As Enterprise Products Partners L.P. operates in one industry segment, processing of natural gas liquids ("NGL"), segment information is not presented in the combined financial statements.

  Statement No. 132 establishes standards for disclosure of pensions and other postretirement benefits. This statement does not impact the Company's disclosure or reporting requirements.

5. SUBSEQUENT EVENT

  On April 10, 1998, the Company obtained a $20 million bank promissory note maturing on December 2, 1998. The note bears interest at various interest rates based on the bank's prime interest rate, the bank's fixed certificate of deposit rate or the Eurodollar rate. The Company periodically elects the basis for the interest rate.

                                   APPENDIX A

                       FORM OF AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                       ENTERPRISE PRODUCTS PARTNERS L.P.

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  DEFINITIONS

 1.1  Definitions........................................................   A-1
 1.2  Construction.......................................................   A-1

                                   ARTICLE II
                                  ORGANIZATION

 2.1  Formation..........................................................   A-1
 2.2  Name...............................................................   A-1
 2.3  Registered Office; Registered Agent; Principal Office; Other
      Offices............................................................   A-1
 2.4  Purpose and Business...............................................   A-2
 2.5  Powers.............................................................   A-2
 2.6  Power of Attorney..................................................   A-2
 2.7  Term...............................................................   A-3
 2.8  Title to Partnership Assets........................................   A-3

                                  ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

 3.1  Limitation of Liability............................................   A-4
 3.2  Management of Business.............................................   A-4
 3.3  Outside Activities of the Limited Partners.........................   A-4
 3.4  Rights of Limited Partners.........................................   A-4

                                   ARTICLE IV
        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                      REDEMPTION OF PARTNERSHIP INTERESTS

 4.1  Certificates.......................................................   A-5
 4.2  Mutilated, Destroyed, Lost or Stolen Certificates..................   A-5
 4.3  Record Holders.....................................................   A-6
 4.4  Transfer Generally.................................................   A-6
 4.5  Registration and Transfer of Limited Partner Interests.............   A-6
 4.6  Transfer of General Partner Interest...............................   A-7
 4.7  Restrictions on Transfers..........................................   A-7
 4.8  Citizenship Certificates; Non-citizen Assignees....................   A-8
 4.9  Redemption of Partnership Interests of Non-citizen Assignees.......   A-9

                                   ARTICLE V
          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

 5.1  Organizational Contributions.......................................   A-9
 5.2  Contributions by the General Partner and its Affiliates............  A-10
 5.3  Contributions by the Underwriters..................................  A-10
 5.4  Interest and Withdrawal............................................  A-10
 5.5  Capital Accounts...................................................  A-11
 5.6  Issuances of Additional Partnership Securities.....................  A-13
 5.7  Limitations on Issuance of Additional Partnership Securities.......  A-13
 5.8  Conversion of Subordinated Units...................................  A-14
 5.9  Limited Preemptive Right...........................................  A-15
 5.10 Splits and Combinations............................................  A-16
 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests..  A-16

                                   ARTICLE VI
                         ALLOCATIONS AND DISTRIBUTIONS

  6.1  Allocations for Capital Account Purposes..........................  A-16
  6.2  Allocations for Tax Purposes......................................  A-21
  6.3  Requirement and Characterization of Distributions; Distributions
       to Record Holders.................................................  A-23
  6.4  Distributions of Available Cash from Operating Surplus............  A-23
  6.5  Distributions of Available Cash from Capital Surplus..............  A-24
  6.6  Adjustment of Minimum Quarterly Distribution and Target
       Distribution Levels...............................................  A-25
  6.7  Special Provisions Relating to the Holders of Subordinated Units..  A-25
  6.8  Entity-Level Taxation.............................................  A-25

                                  ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

  7.1  Management........................................................  A-26
  7.2  Certificate of Limited Partnership................................  A-27
  7.3  Restrictions on General Partner's Authority.......................  A-28
  7.4  Reimbursement of the General Partner..............................  A-28
  7.5  Outside Activities................................................  A-29
  7.6  Loans from the General Partner; Loans or Contributions from the
       Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner...............................................  A-30
  7.7  Indemnification...................................................  A-31
  7.8  Liability of Indemnitees..........................................  A-32
  7.9  Resolution of Conflicts of Interest...............................  A-33
  7.10 Other Matters Concerning the General Partner......................  A-34
  7.11 Purchase or Sale of Partnership Securities........................  A-34
  7.12 Registration Rights of the General Partner and its Affiliates.....  A-34
  7.13 Reliance by Third Parties.........................................  A-36

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

  8.1  Records and Accounting............................................  A-36
  8.2  Fiscal Year.......................................................  A-37
  8.3  Reports...........................................................  A-37

                                   ARTICLE IX
                                  TAX MATTERS

  9.1  Tax Returns and Information.......................................  A-37
  9.2  Tax Elections.....................................................  A-37
  9.3  Tax Controversies.................................................  A-37
  9.4  Withholding.......................................................  A-38

                                   ARTICLE X
                             ADMISSION OF PARTNERS

 10.1  Admission of Initial Limited Partners.............................  A-38
 10.2  Admission of Substituted Limited Partner..........................  A-38
 10.3  Admission of Successor General Partner............................  A-38
 10.4  Admission of Additional Limited Partners..........................  A-39
 10.5  Amendment of Agreement and Certificate of Limited Partnership.....  A-39

                                   ARTICLE XI
                       WITHDRAWAL OR REMOVAL OF PARTNERS

 11.1  Withdrawal of the General Partner................................  A-39
 11.2  Removal of the General Partner...................................  A-40
 11.3  Interest of Departing Partner and Successor General Partner......  A-41
 11.4  Termination of Subordination Period, Conversion of Subordinated
       Units and Extinguishment of Cumulative Common Unit Arrearages....  A-42
 11.5  Withdrawal of Limited Partners...................................  A-42

                                  ARTICLE XII
                          DISSOLUTION AND LIQUIDATION

 12.1  Dissolution......................................................  A-42
 12.2  Continuation of the Business of the Partnership After
       Dissolution......................................................  A-42
 12.3  Liquidator.......................................................  A-43
 12.4  Liquidation......................................................  A-43
 12.5  Cancellation of Certificate of Limited Partnership...............  A-44
 12.6  Return of Contributions..........................................  A-44
 12.7  Waiver of Partition..............................................  A-44
 12.8  Capital Account Restoration......................................  A-44

                                  ARTICLE XIII
           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

 13.1  Amendment to be Adopted Solely by the General Partner............  A-44
 13.2  Amendment Procedures.............................................  A-45
 13.3  Amendment Requirements...........................................  A-45
 13.4  Special Meetings.................................................  A-46
 13.5  Notice of a Meeting..............................................  A-46
 13.6  Record Date......................................................  A-46
 13.7  Adjournment......................................................  A-47
 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.......  A-47
 13.9  Quorum...........................................................  A-47
 13.10 Conduct of a Meeting.............................................  A-47
 13.11 Action Without a Meeting.........................................  A-48
 13.12 Voting and Other Rights..........................................  A-48

                                  ARTICLE XIV
                                     MERGER

 14.1  Authority........................................................  A-48
 14.2  Procedure for Merger or Consolidation............................  A-49
 14.3  Approval by Limited Partners of Merger or Consolidation..........  A-49
 14.4  Certificate of Merger............................................  A-50
 14.5  Effect of Merger.................................................  A-50

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

 15.1  Right to Acquire Limited Partner Interests.......................  A-50

                                  ARTICLE XVI
                               GENERAL PROVISIONS

 16.1  Addresses and Notices..............................................  A-52
 16.2  Further Action.....................................................  A-52
 16.3  Binding Effect.....................................................  A-52
 16.4  Integration........................................................  A-52
 16.5  Creditors..........................................................  A-52
 16.6  Waiver.............................................................  A-53
 16.7  Counterparts.......................................................  A-53
 16.8  Applicable Law.....................................................  A-53
 16.9  Invalidity of Provisions...........................................  A-53
 16.10 Consent of Partners................................................  A-53

             AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                     OF ENTERPRISE PRODUCTS PARTNERS L.P.

  THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ENTERPRISE
PRODUCTS PARTNERS L.P. dated as of                , 1998, is entered into by
and among Enterprise Products GP, LLC., a Delaware limited liability company, as the General Partner, and EPC Partners II, Inc., a Delaware corporation ("EPC Partners II"), as a Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  Definitions

  1.1 Definitions. The definitions listed on Attachment I shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

  1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                  ARTICLE II

                                 Organization

  2.1 Formation. The Partnership has been previously formed as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and EPC Partners II hereby amend and restate in its entirety the Agreement of Limited Partnership of Enterprise Products Partners L.P., dated April 9, 1998, as amended by that certain First Amendment to Agreement of
Limited Partnership Enterprise Products Partners L.P. dated July   , 1998.
Subject to the provisions of this Agreement, the General Partner and EPC Partners II hereby continue the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

  2.2 Name. The name of the Partnership shall be "Enterprise Products Partners L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

  2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2727 North Loop West, Houston, Texas 77210 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The

Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 2727 North Loop West, Houston, Texas 77210 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

  2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be:

    (a) to serve as a limited partner in the Operating Partnership and any of its Subsidiary partnerships and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership as a limited partner in such partnerships pursuant to the partnership agreements for such entities or otherwise;

    (b) to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity;

    (c) to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner determines in good faith, prior to the conduct of such activity, that the conduct by the Partnership of such activity is not likely to result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes; and

    (d) to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to any Group Member.

The General Partner has no obligation or duty to the Partnership, the Limited Partners or any Assignee to propose or approve, and in its sole discretion may decline to propose or approve, the conduct by the Partnership of any business.

  2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

  2.6 Power of Attorney.

  (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator (other than the General Partner) shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

    (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;
  (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

    (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

  (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

  2.7 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the close of Partnership business on December 31, 2088 or until the earlier termination of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

  2.8 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                          Rights of Limited Partners

  3.1 Limitation of Liability. The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

  3.2 Management of Business. No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

  3.3 Outside Activities of the Limited Partners. Subject to the provisions of
Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

  3.4 Rights of Limited Partners.

  (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

    (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

    (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

    (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

    (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

    (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

    (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

  (b) Notwithstanding any other provision of this Agreement, the General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                  ARTICLE IV

       Certificates; Record Holders; Transfer of Partnership Interests;
                      Redemption of Partnership Interests

  4.1 Certificates. Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning any Partnership Securities, the Partnership shall issue to such Person one or more certificates evidencing such Partnership Securities. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

  4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

  (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

  (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

    (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

    (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

    (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

    (iv) satisfies any other reasonable requirements imposed by the Partnership.

If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

  (c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

  4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person
(a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

  4.4 Transfer Generally.

  (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its Partnership Interest as a general partner in the Partnership to another Person who becomes the General Partner, or by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

  (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article
IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

  (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the issued and outstanding member interests of the General Partner.

  4.5 Registration and Transfer of Limited Partner Interests.

  (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

  (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the

Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

  (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

  (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

  (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

  (f) The General Partner and its Affiliates shall have the right at any time to transfer its Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

  4.6 Transfer of General Partner Interest.

  (a) Subject to Section 4.6(c) below, prior to June 30, 2008, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding any Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner or (B) another Person in connection with the merger or consolidation of the General Partner with or into another Person or the transfer by the General Partner of all or substantially all of its assets to another Person.

  (b) Subject to Section 4.6(c) below, on or after June 30, 2008, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

  (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and the Operating Partnership Agreement and to be bound by the provisions of this Agreement and the Operating Partnership Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any member of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the General Partner as the general partner of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

  4.7 Restrictions on Transfers.

  (a) Except as provided in Section 4.7(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the

Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

  (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

  (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

  (d) Nothing contained in this Article IV, or elsewhere in this Agreement shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

  4.8 Citizenship Certificates; Non-citizen Assignees.

  (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

  (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

  (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

  (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

  4.9 Redemption of Partnership Interests of Non-citizen Assignees.

  (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

    (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

    (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

    (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

    (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

  (b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

  (c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

          Capital Contributions and Issuance of Partnership Interests

  5.1 Prior Contributions. Prior to the date hereof, the General Partner made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and has been admitted as the General Partner of the

Partnership, and EPC Partners II made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership.

  5.2 Continuation of General Partner and Limited Partner Interests on Closing Date; Contributions by the General Partner.

  (a) On the Closing Date, the Partnership Interest of the General Partner in the Partnership shall be continued, subject to all of the rights, privileges and duties of the General Partner under this Agreement.

  (b) On the Closing Date, the Partnership Interest of EPC Partners II in the Partnership shall be converted into 34,004,974 Common Units and 21,269,838 Subordinated Units.

  (c) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the 11,250,000 Common Units issued on the Closing Date in the Initial Offering but including the issuance of Common Units upon the exercise of the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 1/99th of any amount contributed to the Partnership in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

  5.3 Contributions by the Underwriters.

  (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

  (b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

  (c) No Limited Partner Partnership Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 11,250,000, (ii) the "Option Units" as such term is used in the Underwriting Agreement in aggregate number up to 1,687,500 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, and (iii) the 34,004,974 Common Units and 21,269,838 Subordinated Units issuable to EPC Partners II pursuant to the Contribution and Conveyance Agreement.

  5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

  5.5 Capital Accounts.

  (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (A) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (B) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to
Section 6.1.

  (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

    (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership.

    (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

    (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

    (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

    (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

    (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
  Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
  6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

  (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

  (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section
5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (1) the number of such Subordinated Units or converted Subordinated Units to be transferred and (2) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

  (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(c), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

  (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such

Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed contribution and/or distribution occurring as a result of a termination of the Partnership pursuant to Section 708 of the Code, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

  5.6 Issuances of Additional Partnership Securities.

  (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

  (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange;
(vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

  (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this
Section 5.6, (ii) the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

  5.7 Limitations on Issuance of Additional Partnership Securities. The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

    (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 22,625,000 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) in connection with the exercise of the Over-Allotment Option, (ii) in accordance with Sections 5.7(b) and 5.7(c), (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of the General Partner Interest pursuant to Section 11.3(c), (v) pursuant to the employee benefit plans of the General Partner, EPC, the Partnership or any other Group Member and (vi) in the event of a combination or subdivision of Common Units.

    (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of an Acquisition or a Capital Improvement where the net proceeds from such issuance are used to repay debt incurred in connection with such Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

      (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis), as compared to

      (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

    If the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above will be calculated (i) for each Quarter, if any, that commenced after the closing of this offering for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter and (ii) for each other Quarter, on a pro forma basis not inconsistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of, and the net proceed from such issuance are used to repay debt incurred in connection with, such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

    (c) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Unit Majority.

    (d) No fractional Units shall be issued by the Partnership.

  5.8 Conversion of Subordinated Units.

  (a) A total of 5,317,460 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after June 30, 2001, in respect of which:

    (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

    (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest and on the general partner interest in the Operating Partnership; and

    (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

  (b) An additional 5,317,460 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after June 30, 2002, in respect of which:

    (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

    (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest and on the general partner interest in the Operating Partnership; and

    (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

  (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

  (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) and (b) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

  (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

  (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

  5.9 Limited Preemptive Right. Except as provided in this Section 5.9 and in
Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

  5.10 Splits and Combinations.

  (a) Subject to Sections 5.10(d), 6.6 and 6.8 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

  (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

  (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

  (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(d) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

  5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                  ARTICLE VI

                         Allocations and Distributions

  6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

  (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

    (i) First, 100% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

    (ii) Second, 1% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 99% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

    (iii) Third, the balance, if any, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests.

  (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

    (i) First, 1% to the General Partner and 99% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years; provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

    (ii) Second, 1% to the General Partner and 99% to the Unitholders in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

    (iii) Third, the balance, if any, 100% to the General Partner.

  (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this
Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

    (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

      (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

      (B) Second, 99% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause
    (2) is hereinafter defined as the "Unpaid MQD"), plus (3) any then existing Cumulative Common Unit Arrearage;

      (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 99% to all Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

      (D) Fourth, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

      (E) Fifth, 85.8673% to all Unitholders, in accordance with their relative Percentage Interests, and 14.1327% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

      (F) Sixth, 75.7653% to all Unitholders, in accordance with their relative Percentage Interests, and 24.2347% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv); and

      (G) Finally, any remaining amount 50.5102% to all Unitholders, in accordance with their relative Percentage Interests, and 49.4898% to the General Partner.

    (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

      (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 99% to the Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

      (B) Second, 99% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

      (C) Third, the balance, if any, 100% to the General Partner.

  (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

    (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

    (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This
  Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

    (iii) Priority Allocations.

      (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/99 of the sum of the amounts allocated in clause (1) above.

      (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the General Partner, until the aggregate amount of such items allocated to the General Partner pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the General Partner from the Closing Date to a date 45 days after the end of the current taxable year.

    (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4),

  1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

    (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

    (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

    (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

    (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation
  Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

    (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

    (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such

  Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

    (xi) Curative Allocation.

      (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

      (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

  6.2 Allocations for Tax Purposes.

  (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

  (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

    (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
  Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

  (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (A) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (B) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

  (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or Proposed Treasury Regulation
Section 1.197-2(g)(3). If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

  (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this
Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

  (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

  (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the principal National Securities Exchange on which the Common Units are then traded on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the Nasdaq National Market (or such other National Securities Exchange on which the Common Units are then primarily traded) on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

  (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

  6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

  (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 1998, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section
6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

  (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

  (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

  (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

  6.4 Distributions of Available Cash from Operating Surplus.

  (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

    (i) First, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (ii) Second, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

    (iii) Third, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (iv) Fourth, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

    (v) Fifth, 85.8673% to all Unitholders, Pro Rata, and 14.1327% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

    (vi) Sixth, 75.7653% to all Unitholders, Pro Rata, and 24.2347% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

    (vii) Thereafter, 50.5102% to all Unitholders, Pro Rata, and 49.4898% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

  (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

    (i) First, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (ii) Second, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

    (iii) Third, 85.8673% to all Unitholders, Pro Rata, and 14.1327% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

    (iv) Fourth, 75.7653% to all Unitholders, Pro Rata, and 24.2347% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

    (v) Thereafter, 50.5102% to all Unitholders, Pro Rata, and 49.4898% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

  6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

  6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution
Levels.

  (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

  (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.8.

  6.7 Special Provisions Relating to the Holders of Subordinated Units.

  (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

  (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

  6.8 Entity-Level Taxation. If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership or the Operating Partnership to entity-level taxation for federal income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership or the Operating Partnership for the taxable year of the Partnership or the Operating Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership or the Operating Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership or the Operating Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership or the Operating Partnership had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII

                     Management and Operation of Business

  7.1 Management.

  (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

    (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

    (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

    (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

    (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group, subject to Section 7.6(a); the lending of funds to other Persons (including the Operating Partnership); the repayment of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

    (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

    (vi) the distribution of Partnership cash;

    (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

    (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

    (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time) subject to the restrictions set forth in Section 2.4;

    (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

    (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

    (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

    (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

    (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership as a partner or any other Group Member as a partner or equity owner, as applicable.

  (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Contribution and Conveyance Agreement, the EPCO Agreement, the agreements and other documents filed as exhibits to the Registration Statement, and the other agreements described in or filed as a part of the Registration Statement that are related to the transactions contemplated by the Registration Statement;
(ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to
Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or the Assignees or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

  7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

  7.3 Restrictions on General Partner's Authority.

  (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as general partner of the Partnership.

  (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Partnership or the Operating Partnership, without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on the Partnership as a partner of the Operating Partnership or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership or the Operating Partnership.

  7.4 Reimbursement of the General Partner.

  (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreement, the General Partner shall not be compensated for its services as general partner of the Partnership or any Group Member.

  (b) Subject to any applicable limitations contained in the EPCO Agreement, the General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid by the General Partner to EPC under the EPCO Agreement and including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this
Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

  (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit and incentive plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit or incentive plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or
11.2 or the transferee of or successor to all of the General Partner's Partnership Interest as the General Partner in the Partnership pursuant to
Section 4.6.

  7.5 Outside Activities.

  (a) After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as the general partner or managing member of the Partnership, the Operating Partnership, and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or managing member and to undertake activities that are ancillary or related thereto (including being a limited partner in the partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted by the EPCO Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Activity.

  (b) EPC has entered into the EPCO Agreement with the Partnership and the Operating Partnership, which agreement sets forth certain restrictions on the ability of EPC and its Affiliates to engage in Restricted Activities.

  (c) Except as specifically restricted by Section 7.5(a) and the EPCO Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

  (d) Subject to the terms of the EPCO Agreement and Section 7.5(a), 7.5(b), and 7.5(c) and the EPCO Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the General Partner and the Indemnities shall have no obligation to present business opportunities to the Partnership.

  (e) The General Partner and any of its Affiliates may acquire Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Partnership Securities.

  (f) The term "Affiliates" when used in Sections 7.5(a) and 7.5(b) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

  7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

  (a) The General Partner or its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

  (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

  (c) The General Partner may itself, or may enter into an agreement, in addition to the EPCO Agreement, with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

  (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

  (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution and Conveyance Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Audit and Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Audit and Conflicts Committee deems relevant under the circumstances.

  (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

  (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

  7.7 Indemnification.

  (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Person of the type described in clauses (a)--(d) of the definition of the term "Indemnitee"; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement or the Contribution and Conveyance Agreement (other than obligations incurred by the General Partner on behalf of the Partnership or the Operating Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this
Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

  (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

  (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests entitled to vote on such matter, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as a Person of the type described in clauses (a)--(d) of the definition of the term "Indemnitee", and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

  (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

  (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

  (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

  (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

  (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

  (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

  7.8 Liability of Indemnitees.

  (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

  (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

  (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

  (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

  7.9 Resolution of Conflicts of Interest.

  (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts within the actual knowledge of the officers and directors of the General Partner and EPC regarding the proposed transaction were disclosed to the Audit and Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Audit and Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Audit and Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Audit and Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

  (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee,
(ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 1% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

  (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

  (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

  7.10 Other Matters Concerning the General Partner.

  (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

  (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the General Partner hereunder.

  (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

  7.11 Purchase or Sale of Partnership Securities. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

  7.12 Registration Rights of the General Partner and its Affiliates.

  (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of

Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if at the time a request pursuant to this Section 7.12 is submitted to the Partnership, EPC or its Affiliates requesting registration is an Affiliate of the General Partner and the Audit and Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under
Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

  (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

  (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

  7.13 Reliance by Third Parties.

  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or any such officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                 ARTICLE VIII

                    Books, Records, Accounting and Reports

  8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

  8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

  8.3 Reports.

  (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

  (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                  ARTICLE IX

                                  Tax Matters

  9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

  9.2 Tax Elections.

  (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest that is traded on any National Securities Exchange will be deemed to be the lowest quoted closing price of such Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to
Section 6.2(g) without regard to the actual price paid by such transferee.

  (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

  (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

  9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

  9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             Admission of Partners

  10.1 Admission of Initial Limited Partners. Upon the issuance by the Partnership of Common Units and Subordinated Units to EPC Partners II, as described in Section 5.2, EPC Partners II shall be deemed to have been admitted to the Partnership as a Limited Partner in respect of the Units issued to it. Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.

  10.2 Admission of Substituted Limited Partner. By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

  10.3 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's Partnership Interest as general partner in the Partnership pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or
11.2 or the transfer of the General Partner's Partnership Interest as a general partner in the Partnership pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

  10.4 Admission of Additional Limited Partners.

  (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

  (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's sole discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

  10.5 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to
Section 2.6.

                                  ARTICLE XI

                       Withdrawal or Removal of Partners

  11.1 Withdrawal of the General Partner.

  (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal"):

    (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the General Partner has withdrawn pursuant to this Section 11.1(a)(i) if the General Partner voluntarily withdraws as general partner of the Operating Partnership);

    (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

    (iii) The General Partner is removed pursuant to Section 11.2;

    (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

    (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

    (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

  (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2008, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or of a member of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2008, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to
Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, as the case may be, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this
Section 11.1 shall be subject to the provisions of Section 10.3.

  11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a Unit Majority. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to
Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or managing member. If a Person is elected as a successor General Partner in accordance with the terms of this
Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

  11.3 Interest of Departing Partner and Successor General Partner.

  (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its Partnership Interest as a general partner in the Partnership and its partnership or member interest as the general partner or managing member in the other Group Members (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure or, if there is not agreement as to the fair market value of such Combined Interest, within ten (10) days after such agreement is reached. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement or the Operating Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.

  (b) For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

  (c) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

  (d) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 1% of all Partnership allocations and distributions. The successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 1%.

  11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

  11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          Dissolution and Liquidation

  12.1 Dissolution. The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

    (a) the expiration of its term as provided in Section 2.7;

    (b) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

    (c) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

    (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

    (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

  12.2 Continuation of the Business of the Partnership After Dissolution. Upon
(a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

    (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

    (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

    (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

  12.3 Liquidator. Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

  12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

    (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

    (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

    (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

  12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section
12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

  12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

  12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

  12.8 Capital Account Restoration. No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

                                 ARTICLE XIII

           Amendment of Partnership Agreement; Meetings; Record Date

  13.1 Amendment to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

    (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

    (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

    (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that no Group Member will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

    (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interest (including the division of any class or classes of Outstanding Limited Partner Interest into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

    (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

    (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

    (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

    (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

    (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

    (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity other than the Operating Partnership, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

    (k) a merger or conveyance pursuant to Section 14.3(d); or

    (l) any other amendments substantially similar to the foregoing.

  13.2 Amendment Procedures. Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

  13.3 Amendment Requirements.

  (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

  (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or 12.1(c), or (iv) change the term of the Partnership or, except as set forth in
Section 12.1(c), give any Person the right to dissolve the Partnership.

  (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

  (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

  (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class.

  13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

  13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section
13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

  13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National

Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

  13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

  13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

  13.9 Quorum. The holders of a majority of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests specified in this Agreement (including Limited Partner Interests deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests entitled to vote at such meeting (including Limited Partner Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

  13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

  13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

  13.12 Voting and Other Rights.

  (a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

  (b) With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                  ARTICLE XIV

                                    Merger

  14.1 Authority. The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

  14.2 Procedure for Merger or Consolidation. Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

    (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

    (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

    (c) The terms and conditions of the proposed merger or consolidation;

    (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

    (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

    (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

    (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

  14.3 Approval by Limited Partners of Merger or Consolidation.

  (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article
XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

  (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Limited Partner

Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

  (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

  (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion and without Limited Partner approval, to (i) convert the Partnership or any Group Member to another type of limited liability entity as provided by Section 17-219 of the Delaware Act or (ii) merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member, provided that in any such case (A) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any member in the Operating Partnership or cause the Partnership or Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and iii) the governing instruments of the new entity provide the Limited Partners with rights and obligations that are, in all material respects, the same rights and obligations of the Limited Partners hereunder.

  14.4 Certificate of Merger. Upon the required approval by the General Partner and the Limited Partners of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

  14.5 Effect of Merger.

  (a) At the effective time of the certificate of merger:

    (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

    (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

    (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

    (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

  (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                  ARTICLE XV

                  Right to Acquire Limited Partner Interests

  15.1 Right to Acquire Limited Partner Interests.

  (a) Notwithstanding any other provision of this Agreement, if at any time not more than 15% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its

Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

  (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price

(determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

  (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                              General Provisions

  16.1 Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Post Office marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

  16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

  16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

  16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

  16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

  16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

  16.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

  16.8 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

  16.9 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

  16.10 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          GENERAL PARTNER:

                                            ENTERPRISE PRODUCTS G.P., LLC

                                          By:__________________________________
                                            Name:
                                            Title:

                                          EPC PARTNERS II, INC.

                                          By:__________________________________
                                            Name:
                                            Title:

                                          LIMITED PARTNERS:

                                            All Limited Partners now and
                                            hereafter admitted as Limited
                                            Partners of the Partnership,
                                            pursuant to powers of attorney now
                                            and hereafter executed in favor
                                            of, and granted and delivered to
                                            the General Partner.

                                          By:__________________________________

                                 ATTACHMENT I

                                 DEFINED TERMS

  "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

  "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

  "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, or other interest was first issued.

  "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) or (a)(iii)(A) of the definition of Operating Surplus.

  "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed contributed to a new partnership in exchange for an interest in the new partnership, followed by the deemed liquidation of the Partnership for federal income tax purposes upon a termination of the Partnership pursuant to Treasury Regulation Section 1.708-(b)(1)(iv), such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

  "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

  "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

  "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

  "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

  "Agreement" means this Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., as it may be amended, supplemented or restated from time to time.

  "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

  "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

  "Audit and Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are neither members, officers nor employees of the General Partner nor members, officers, directors or employees of any Affiliate of the General Partner.

  "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date,

    (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from (A) borrowings for working capital purposes made subsequent to the end of such Quarter or (B) Interim Capital Transactions after the end of such Quarter designated by the General Partner as Operating Surplus in accordance with clause (a)(iii)(A) of the definition of Operating Surplus, less

    (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter, but on or before the date of determination of Available Cash with respect to such Quarter, shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

  Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

  "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or

Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

  "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

  "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, or other Partnership Interest was first issued.

  "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

  "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets, in each case made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

  "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

  "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

  "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

  "Certificate" means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

  "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

  "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

  "Claim" has the meaning assigned to such term in Section 7.12(c).

  "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

  "Closing Price" has the meaning assigned to such term in Section 15.1(a).

  "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time and as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

  "Combined Interest" has the meaning assigned to such term in Section
11.3(a).

  "Commission" means the United States Securities and Exchange Commission.

  "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as a holder of a General Partner Interest) and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

  "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

  "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to a new partnership on termination of the Partnership pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

  "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

  "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

  "Current Market Price" has the meaning assigned to such term in Section
15.1(a).

  "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. (S) 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

  "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

  "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

  "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

  "EPC" means Enterprise Products Company, a Texas Subchapter S corporation.

  "EPC Partners II" has the meaning assigned to such term in the introductory paragraph hereof.

  "Event of Withdrawal" has the meaning assigned to such term in Section
11.1(a).

  "Existing Capital Commitment Amount" means $46.5 million, which amount represents the aggregate estimated capital costs to be incurred by the Partnership Group in connection with the following proposed projects:

                                                                     ESTIMATED
            PROPOSED PROJECT                                       CAPITAL COSTS
            ----------------                                       -------------
      (i)   Baton Rouge Fractionator.............................  $20.0 Million
      (ii)  Tri-State Pipeline...................................  $10.0 Million
      (iii) Wilprise Pipeline....................................  $ 8.0 Million
      (iv)  NGL Product Chiller..................................  $ 8.5 Million
                                                                   -------------
            Total................................................  $46.5 Million

  each of which is described in greater detail in the Registration Statement; provided, however, that if for any reason (other than as a result of the cancellation of such project) the actual capital costs incurred by the Partnership Group in connection with any of the proposed projects referenced above is less than the estimated capital cost for such project as set forth above, the "Existing Capital Commitment Amount" shall be reduced by the amount of such difference.

  "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

  "First Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

  "First Target Distribution" means $     per Unit per Quarter (or, with
respect to the period commencing on the Closing Date and ending on September
30, 1998, it means the product of $     multiplied by a fraction of which the
numerator is the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

  "General Partner" means Enterprise Products GP, LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

  "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

  "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

  "Group Member" means a member of the Partnership Group.

  "Holder" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

  "Incentive Distributions" means any amount of cash distributed to the General Partner pursuant to Sections 6.4(a)(v), 6.4(a)(vi), 6.4(a)(vii), 6.4(b)(iii), 6.4(b)(iv) or 6.4(b)(v) that exceeds that amount equal to 1% of the aggregate amount of cash then being distributed pursuant to such provisions.

  "Indemnified Persons" has the meaning assigned to such term in Section
7.12(c).

  "Indemnitee" means (a) the General Partner, any Departing Partner and any Person who is or was an Affiliate of the General Partner or any Departing Partner, (b) any Person who is or was a member, director, officer, employee, agent or trustee of a Group Member, (c) any Person who is or was an officer, member, partner, director, employee, agent or trustee of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner, or any Affiliate of any such Person and (d) any Person who is or was serving at the request of the General Partner or any Departing Partner or any such Affiliate as a director, officer, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

  "Initial Common Units" means the Common Units sold in the Initial Offering.

  "Initial Limited Partners" means EPC Partners II and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

  "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

  "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

  "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including Common Units sold to the underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member (other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements), in each case prior to the Liquidation Date.

  "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

  "Limited Partner" means, unless the context otherwise requires, (a) each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee.

  "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

  "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

  "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

  "Merger Agreement" has the meaning assigned to such term in Section 14.1.

  "Minimum Quarterly Distribution" means $0.45 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 1998, it means the product of $0.45 multiplied by a fraction of which the numerator is the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

  "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

  "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

  "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under
Section 6.1(d).

  "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

  "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

  "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

  "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

  "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

  "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

  "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

  "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b) hereof.

  "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

    (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

  "Operating Partnership" means Enterprise Products Operating, L.P., a Delaware limited partnership, and any successors thereto.

  "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

  "Operating Surplus," means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

    (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date (other than the Existing Capital Commitment Amount), (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 and except as set forth in clause (iii) immediately following), and (iii) as determined by the General Partner, all or any portion of any cash receipts of the Partnership Group during such period, or after the end of such period but on or before the date of determination of Operating Surplus with respect to such period, that constitute (A) cash receipts from Interim Capital Transactions, provided that the total amount of cash receipts from Interim Capital Transactions designated as "Operating Surplus" by the General Partner pursuant to this clause (iii) since the Closing Date may not exceed an aggregate amount equal to $60.0 million, and/or (B) cash receipts from borrowings for working capital purposes, less

    (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Operating Surplus with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

  Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

  "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

  "Option Closing Date" has the meaning assigned to such term in the Underwriting Agreement.

  "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement).

  "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

  "Parity Units" means Common Units and all other Units having rights to distributions or in liquidation ranking on a parity with the Common Units.

  "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

  "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

  "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

  "Partners" means the General Partner, the Limited Partners and the holders of Common Units and Subordinated Units.

  "Partnership" means Enterprise Products Partners L.P., a Delaware limited partnership, and any successors thereto.

  "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of either such entity, treated as a single consolidated entity.

  "Partnership Interest" means an ownership interest in the Partnership, which shall include General Partner Interests and Limited Partner Interests.

  "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

  "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to any equity interest in the Partnership), including, without limitation, Common Units and Subordinated Units.

  "Percentage Interest" means as of the date of such determination (a) as to the General Partner, 1.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 99% less the percentage applicable to clause (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance.

  "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

  "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

  "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their respective Percentage Interests.

  "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

  "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership.

  "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Sections 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

  "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

  "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

  "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.

  "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-52537) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the

Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

  "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vi), 6.1(d)(vii) or
6.1(d)(ix).

  "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

  "Restricted Activities" means the conduct within North America of the types of businesses and activities engaged in by EPC and its Affiliates as of May 31, 1998; provided, however, that such term shall not include any business or activities associated with the assets, properties or businesses of EPC and its Affiliates as of June 2, 1998 (other than the Sorrento Pipeline System). As used in this defined term, the Partnership Group and any Subsidiary of a Group Member shall not be considered to be "Affiliates" of EPC.

  "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

  "Second Target Distribution" means $     per Unit per Quarter (or, with
respect to the period commencing on the Closing Date and ending on September
30, 1998, it means the product of $     multiplied by a fraction of which the
numerator is equal to the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.

  "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

  "Special Approval" means approval by a majority of the members of the Audit and Conflicts Committee.

  "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit.

  "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

    (a) the first day of any Quarter beginning after June 30, 2003, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the general partner Interest in the Partnership and on the general partner interest in the Operating Partnership and (ii) there are no Cumulative Common Unit Arrearages; and

    (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

  "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

  "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

  "Third Target Distribution" means $     per Unit per Quarter (or, with
respect to the period commencing on the Closing Date and ending on September
30, 1998, it means the product of $     multiplied by a fraction of which the
numerator is equal to the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.

  "Trading Day" has the meaning assigned to such term in Section 15.1(a).

  "Transfer" has the meaning assigned to such term in Section 4.4(a).

  "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units and as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any other Partnership Securities; provided that if no Transfer Agent is specifically designated for any such other Partnership Securities, the General Partner shall act in such capacity.

  "Transfer Application" means an application and agreement for transfer of Limited Partner Interests in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

  "Underwriter" means each Person named as an underwriter in Schedule 1 to the Underwriting Agreement who purchases Common Units pursuant thereto.

  "Underwriting Agreement" means the Underwriting Agreement dated
              , 1998, among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

  "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include a General Partner Interest; provided, that each Common Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners holding Common Units as each other Common Unit, and each Subordinated Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners holding Subordinated Units as each other Subordinated Units.

  "Unitholders" means the holders of Common Units and Subordinated Units.

  "Unit Majority" means, (i) during the Subordination Period, at least a majority of the Outstanding Common Units, excluding any Common Units held by the General Partner and its Affiliates, and (ii) following the end of the Subordination Period, at least a majority of the Outstanding Common Units.

  "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

  "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

  "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

  "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

  "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

  "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

                                                                     APPENDIX B

  No transfer of the Common Units evidenced hereby will be registered on the books of the Company, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Company will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                   APPLICATION FOR TRANSFER OF COMMON UNITS

  The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

  The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. (the "Company"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Company as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Company and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: _______________________________     -------------------------------------

                                                  Signature of Assignee
-------------------------------------

Social Security or other identifying      -------------------------------------
         number of Assignee                   Name and Address of Assignee

-------------------------------------
      Purchase Price including
         commissions, if any

Type of Entity (check one):
  [_] Individual[_] Partnership[_] Corporation
  [_] Trust[_] Other (specify) ______________________________________________

Nationality (check one):
  [_] U.S. Citizen, Resident or Domestic Entity[_] Non-resident Alien
  [_] Foreign Corporation

  If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

  Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company must withhold tax with respect to certain transfers of property if a holder of an interest in the Company is a foreign person. To inform the Company that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

COMPLETE EITHER A OR B:

A.Individual Interestholder

  1.I am not a non-resident alien for purposes of U.S. income taxation.

  2.My U.S. taxpayer identification number (Social Security Number) is ____ .

  3.My home address is ____________________________________________________ .

B.Partnership, Corporation or Other Interestholder

  1._________________________________________________________ is not a foreign

                         (Name of Interestholder)
     corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2.The interestholder's U.S. employer identification number is  ___________ .

  3.The interestholder's office address and place of incorporation (if applicable) is ___________________________________________________________ .

  The interestholder agrees to notify the Company within sixty (60) days of the date the interestholder becomes a foreign person.

  The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein could be punishable by fine, imprisonment or both.

  Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                                          -------------------------------------
                                                 Name of Interestholder

                                          -------------------------------------
                                                   Signature and Date

                                          -------------------------------------
                                                  Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                     APPENDIX C

                               GLOSSARY OF TERMS

  Acquisition. Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

  Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) or (a)(iii)(A) of the definition of Operating Surplus.

  Alkylation: A process whereby a high-octane blending component for gasolines is derived from a catalytic combination of an isoparaffin and an olefin.

  Audit and Conflicts Committee: A committee of the board of directors of the General Partner composed entirely of two or more directors who are neither officers, employees or security holders of the General Partner nor officers, directors, employees or security holders of any affiliate of the General Partner.

  Available Cash: With respect to any quarter prior to liquidation:

    (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from (A) borrowings for working capital purposes made subsequent to the end of such quarter or (B) Interim Capital Transactions after the end of such Quarter designated by the General Partner as Operating Surplus in accordance with clause (a)(iii)(A) of the definition of Operating Surplus, less

    (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions under Section 6.4 or 6.5 of the Partnership Agreement in respect of any one or more of the next four quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Company is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such quarter, but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Available Cash within such quarter if the General Partner so determines. Notwithstanding the foregoing, "Available Cash" with respect to the quarter in which the liquidation of the Company occurs and any subsequent quarter shall equal zero.

  Barrel: One barrel equals 42 U.S. gallons.

  Capital Account: The capital account maintained for a partner pursuant to the Partnership Agreement. The Capital Account of a partner in respect of a general partner interest, a Common Unit, a Subordinated Unit or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, or other Partnership Interest were the only interest in the Company held by a partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit or other Partnership Interest was first issued.

  Capital Improvements. Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing, or the construction of new, capital assets, in each case made to increase the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

  Capital Surplus: All Available Cash distributed by the Company from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Company equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.

  Cause: Means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Company.

  CERCLA and Superfund: The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

  Closing Date: The first date on which Common Units are sold by the Company to the Underwriters pursuant to the provisions of the Underwriting Agreement.

  Code: Internal Revenue Code of 1986, as amended.

  Commercial: When used to describe production of NGL products, including isobutane, or high purity propylene, refers to production in facilities which process such products for sale to third parties or as a toll processor for third parties as opposed to production in facilities in which the owner of the facility consumes all or substantially all of the end product.

  Commission: United States Securities and Exchange Commission.

  Common Unit Arrearage: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

  Common Units: A Unit representing a fractional part of the Partnership Interests of all limited partners and assignees and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

  Company: Enterprise Products Partners L.P., a Delaware limited partnership.

  Counsel: Vinson & Elkins L.L.P., special counsel to the General Partner and the Company.

  Current Market Price: With respect to any class of Units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices (as hereinafter defined) for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange (other than the Nasdaq Stock Market) on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class selected by the General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the General Partner. "Trading Day" means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

  Debutanizer: A fractionation tower which separates butanes from a mixed stream of NGLs.

  De-ethanizer: A fractionation tower which separates ethane from a mixed stream of NGLs.

  Deisobutanizer: A fractionation tower which separates isobutane from a stream of mixed butane.

  Delaware Act: The Delaware Revised Uniform Limited Partnership Act, 6 Del C.
(S)17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

  Departing Partner: A former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to the Partnership Agreement.

  Depropanizer: A fractionation tower which separates propane from a mixed stream of NGLs.

  EBITDA: Net income plus depreciation and amortization and interest expense less equity in income of unconsolidated affiliates. EBITDA should not be considered as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating the Company's ability to make the Minimum Quarterly Distribution.

  EPA: Environmental Protection Agency.

  EPCO: Enterprise Products Company, a Texas corporation.

  EPCO Agreement: The agreement entered into in connection with the Transactions among the Company, the General Partner and EPCO pursuant to which EPCO will provide all of the Company's selling, general and administrative services.

  ERISA: Employee Retirement Income Security Act of 1974, as amended.

  Exchange Act: Securities Exchange Act of 1934, as amended.

  FERC: Federal Energy Regulatory Commission.

  Fractionation: The process of separating or refining NGLs into their component products by a process known as fractional distillation.

  Fractionation Unit or Fractionator: A processing unit that separates a mixed stream of NGLs into component products by fractionation.

  General Partner: Enterprise Products GP, LLC, and its predecessors, successors and permitted assigns as general partner of the Partnership.

  HLPSA: Federal Hazardous Liquid Pipeline Safety Act.

  ICA: Federal Interstate Commerce Act.

  Incentive Distributions: The distributions of Available Cash from Operating Surplus made to the General Partner that are in excess of the General Partner's aggregate 2% general partner interest.

  Initial Unit Price: An amount per Unit equal to the initial public offering price of the Common Units as set forth on the outside front cover page of this Prospectus.

  Interim Capital Transactions: The following transactions if they occur prior to liquidation: (a) borrowings, refinancings and refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the

Partnership Group; (b) sales of equity interests by any member of the Partnership Group (including Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory, accounts receivable and other assets, all in the ordinary course of business and (ii) sales or other dispositions of assets as a part of normal retirements or replacements).

  IRS: Internal Revenue Service.

  Isomerization: The process of converting normal butane to isobutane by exposing normal butane to a metal catalyst (platinum) in the presence of hydrogen.

  Minimum Quarterly Distribution: $0.45 per Unit with respect to each quarter or $1.80 per Unit on an annualized basis, subject to adjustment as described in "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  MTBE: Methyl tertiary butyl ether, a motor gasoline octane enhancer produced from isobutane and methanol.

  NGLs: Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline, and are by-products of the production of natural gas and the refining of crude oil.

  Non-citizen Assignee: A Limited Partner or assignee who (i) fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request by the General Partner for such information, or
(ii) the General Partner determines after receipt of such information is not an eligible citizen.

  Operating Expenditures: All Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

    (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

  Operating Partnership: Enterprise Products Operating L.P., a Delaware limited partnership, and any successors thereto.

  Operating Partnership Agreement: The Amended and Restated Partnership Agreement of the Operating Partnership, as it may be amended, supplemented or restated from time to time (the form of which has been filed as an exhibit to the registration statement of which this Prospectus is a part).

  Operating Surplus: As to any period prior to liquidation, on a cumulative basis and without duplication:

    (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand as of the close of business of the Closing Date less $46.5 million,
  (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from

  Interim Capital Transactions (except to the extent specified in Section 6.5 of the Partnership Agreement and except as set forth in clause (iii) immediately following), and (iii) as determined by the General Partner, all or any portion of any cash receipts of the Partnership Group during such period, or after the end of such period but on or before the date of determination of Operating Surplus with respect to such period, that constitute (A) receipts from Interim Capital Transactions, provided that the total amount of cash receipts from Interim Capital Transactions designated as "Operating Surplus" by the General Partner pursuant to this clause (iii) since the Closing Date may not exceed an aggregate amount equal to $60.0 million, and/or (B) cash receipts from working capital borrowings, less

    (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided however, that disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the General Partner so determines.

  Notwithstanding the foregoing, "Operating Surplus" with respect to the quarter in which the liquidation occurs and any subsequent quarter shall equal zero.

  Opinion of Counsel: A written opinion of counsel, acceptable to the General Partner in its reasonable discretion, to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Company.

  OSHA: Federal Occupational Safety and Health Act.

  Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Company (the form of which is included in this Prospectus as Appendix A), as it may be amended, restated or supplemented from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement of the Company and to the Operating Partnership Agreement, collectively.

  Partnership Group: The Company, the Operating Partnership and any subsidiary of either such entity, treated as a single consolidated entity.

  Partnership Interest: An ownership interest in the Company, which shall include the general partner interests and limited partner interests.

  Partnership Security: Means any class or series of equity interest in the Company (but excluding any options, rights, warrants and appreciation rights relating to any equity interest in the Company), including, without limitation, Common Units and Subordinated Units.

  Propylene Fractionation Unit: A processing facility that separates polymer grade (high purity) propylene from a refinery-sourced propane/propylene mix.

  PURPA: Federal Public Utility Regulatory Policy Act of 1978.

  RCRA: Federal Resource Conservation and Recovery Act.

  Registration Statement: The Registration Statement on Form S-1, as amended (No. 333-52537), filed by the Company with the Commission, relating to the Common Units.

  Securities Act: The Securities Act of 1933, as amended.

  Subordinated Unit: A Unit representing a fractional part of the partnership interests of all limited partners and assignees and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit.

  Subordination Period: The Subordination Period will generally extend from the closing of this offering until the first to occur of: (a) the first day of any quarter beginning after June 30, 2003 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such periods on a fully-diluted basis (i.e., taking into account for purposes of such determination all outstanding Common Units, all outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the quarter immediately following the quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Company in respect of incentive compensation), plus the related distribution on the general partner interests in the Company and the Operating Partnership, and (iii) there are no outstanding Common Unit Arrearages; and (b) the date on which the General Partner is removed as general partner of the Company upon the requisite vote by holders of outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

  Target Distribution Levels: See "Cash Distribution Policy--Incentive Distributions--Hypothetical Annualized Yield."

  Transactions: The transactions related to the formation of the Company and the other transactions to occur in connection with this offering.

  Transfer Agent: ChaseMellon Shareholder Services, L.L.C. serving as registrar and transfer agent for the Common Units.

  Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix B, or in a form substantially to the same effect in a separate instrument.

  Unitholders: Holders of the Common Units and the Subordinated Units, collectively.

  Unit Majority: During the Subordination Period, at least a majority of the outstanding Common Units, excluding Common Units held by the General Partner and its affiliates, and, thereafter, at least a majority of the outstanding Common Units.

  Units: The Common Units and the Subordinated Units, collectively.

  Unrecovered Capital: At any time, the Initial Unit Price, less the sum of all distributions theretofore made in respect of an Initial Common Unit constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Company theretofore made in respect of such Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

                                                                     APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

  The following table shows the calculation of pro forma Available Cash from Operating Surplus and should be read only in conjunction with "Cash Available for Distribution," the Company's Combined Financial Statements and the Company's unaudited pro forma consolidated financial statements.

                                                                       TWELVE
                                                                       MONTHS
                                                          YEAR ENDED    ENDED
                                                         DECEMBER 31, MARCH 31,
                                                             1997       1998
                                                         ------------ ---------
                                                             (IN THOUSANDS)
Pro forma net income....................................   $ 86,998   $ 68,076
Add (deduct):
  Payments under Retained Leases made by EPCO on behalf
   of the Company(1)....................................     13,307     13,307
  Depreciation and amortization(2)......................     17,684     18,118
  Deferred expenses charged to operations(3)............      1,371      1,371
  Principal payments received on participation interests
   in bank indebtedness of unconsolidated affiliates(4).     14,737     14,737
  Cash distributions from unconsolidated affiliates(5)..      7,279      7,178
  Loss on sale of assets................................        155        151
  Equity in income of unconsolidated affiliates.........    (15,682)   (15,484)
  Maintenance capital expenditures(6)...................     (3,614)    (3,329)
                                                           --------   --------
Pro forma Available Cash from Operating Surplus.........   $122,235   $104,125
                                                           ========   ========

--------
(1) Represents payments made by EPCO under the Retained Leases on behalf of the Company. As a result of EPCO's retention of these lease obligations, the Company will not make cash payments in connection with these leases. However, since EPCO is affiliated with the Company the full amount of such lease payments made by EPCO on the Company's behalf will be recorded as an expense on the Company's financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General."

(2) Reflects historical depreciation and amortization expense.

(3) Reflects the amortization expense recorded for a prepaid royalty.

(4) Reflects actual principal payments on the Company's proportionate share of the bank indebtedness of BEF and Mont Belvieu Associates.

(5) Represents cash distributions to the Company from Mont Belvieu Associates.

(6) Represents the Company's actual level of maintenance capital expenditures. The Company estimates that its maintenance capital expenditures will average approximately $5.0 million over each of the next three years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SO-LICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF, OR THAT INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Forward-Looking Statements................................................   23
Risk Factors..............................................................   23
The Transactions..........................................................   36
Use of Proceeds...........................................................   38
Capitalization............................................................   40
Dilution..................................................................   41
Cash Distribution Policy..................................................   42
Cash Available for Distribution...........................................   50
Selected Historical and Pro Forma Financial and Operating Data............   52
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   54
Business and Properties...................................................   64
Management................................................................   89
Security Ownership of Certain Beneficial Owners and Management............   92
Relationships with EPCO and Related Party Transactions....................   93
Conflicts of Interest and Fiduciary Responsibilities......................   94
Description of the Common Units...........................................   99
The Partnership Agreement.................................................  101
Units Eligible for Future Sale............................................  111
Tax Considerations........................................................  113
Investment in the Company by Employee Benefit Plans.......................  129
Underwriting..............................................................  130
Validity of the Common Units..............................................  133
Experts...................................................................  133
Available Information.....................................................  133
Index to Combined Financial Statements....................................  F-1
Form of Amended and Restated Agreement of Limited Partnership of
 Enterprise Products Partners L.P.........................................  A-1
Form of Application for Transfer of Common Units..........................  B-1
Glossary..................................................................  C-1
Pro Forma Available Cash from Operating Surplus...........................  D-1

                               -----------------
  UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON UNITS, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

           [LOGO OF ENTERPRISE PRODUCTS PARTNERS L.P. APPEARS HERE]

                              ENTERPRISE PRODUCTS
                                 PARTNERS L.P.

                         11,250,000 COMMON UNITS
                             REPRESENTING LIMITED
                               PARTNER INTERESTS

                               -----------------
                                  PROSPECTUS
                                       , 1998
                               -----------------

                                LEHMAN BROTHERS
                           A.G. EDWARDS & SONS, INC.
                              MERRILL LYNCH & CO.
                           PAINEWEBBER INCORPORATED
                      PRUDENTIAL SECURITIES INCORPORATED
                             SALOMON SMITH BARNEY
                             DAIN RAUSCHER WESSELS
                   A DIVISION OF DAIN RAUSCHER INCORPORATED
                       RAYMOND JAMES & ASSOCIATES, INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates:

      Securities and Exchange Commission registration fee........... $  140,000
      NASD filing fee ..............................................     30,500
      NYSE listing fee..............................................    150,000
      Legal fees and expenses.......................................  1,100,000
      Accounting fees and expenses..................................    500,000
      Printing expenses.............................................    200,000
      Transfer Agent fees...........................................      5,000
      Miscellaneous.................................................     74,500
                                                                     ----------
        TOTAL....................................................... $2,200,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The section of the Prospectus entitled "The Partnership Agreement-- Indemnification" is incorporated herein by this reference. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  There has been no sale of securities of the Company within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

     *1.1  -- Form of Underwriting Agreement
      3.1  -- Form of Amended and Restated Agreement of Limited Partnership of
              Enterprise Products Partners L.P. (included as Appendix A to the
              Prospectus)
     *3.2  -- Form of Amended and Restated Agreement of Limited Partnership of
              Enterprise Products Operating L.P.
     *3.3  -- Form of Amended and Restated Regulations of Enterprise Products
              GP, LLC
     *4.1  -- Form of Common Unit certificate.
     *5.1  -- Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
      8.1  -- Opinion of Vinson & Elkins L.L.P. relating to tax matters.
     10.1  -- Articles of Merger of Enterprise Products Company, HSC Pipeline
              Partnership, L.P., Chunchula Pipeline Company, LLC, Propylene
              Pipeline Partnership, L.P., Cajun Pipeline Company, LLC and
              Enterprise Products Texas Operating L.P. dated June 1, 1998.
    *10.2  -- Form of EPCO Agreement between Enterprise Products Partners L.P.,
              Enterprise Products Operating L.P., Enterprise Products GP, LLC and Enterprise Products Company.
     10.3  -- Transportation Contract between Enterprise Products Operating
              L.P. and Enterprise Transportation Company dated June 1, 1998.
   **10.4  -- Venture Participation Agreement between Sun Company, Inc. (R&M),
              Liquid Energy Corporation and Enterprise Products Company dated
              May 1, 1992.
   **10.5  -- Partnership Agreement between Sun BEF, Inc., Liquid Energy Fuels
              Corporation and Enterprise Products Company dated May 1, 1992.

  **10.6   -- Amended and Restated MTBE Off-Take Agreement between Belvieu
              Environmental Fuels and Sun Company, Inc. (R&M) dated August 16,
              1995.
  **10.7   -- Articles of Partnership of Mont Belvieu Associates dated July 17,
              1985.
  **10.8   -- First Amendment to Articles of Partnership of Mont Belvieu
              Associates dated July 15, 1996.
  **10.9   -- Propylene Facility and Pipeline Agreement between Enterprise
              Petrochemical Company and Hercules Incorporated dated December
              13, 1978.
    10.10  -- Restated Operating Agreement for the Mont Belvieu Fractionation
              Facilities Chambers County, Texas between Enterprise Products
              Company, Texaco Producing Inc., El Paso Hydrocarbons Company and
              Champlin Petroleum Company dated July 17, 1985.
    10.11  -- Ratification and Joinder Agreement relating to Mont Belvieu
              Associates Facilities between Enterprise Products Company, Texaco
              Producing Inc., El Paso Hydrocarbons Company, Champlin Petroleum
              Company and Mont Belvieu Associates dated July 17, 1985.
    10.12  -- Amendment to Propylene Facility and Pipeline Sales Agreement
              between HIMONT U.S.A., Inc. and Enterprise Products Company dated
              January 1, 1993.
    10.13  -- Amendment to Propylene Facility and Pipeline Agreement between
              HIMONT U.S.A., Inc. and Enterprise Products Company dated January
              1, 1995.
   *21.1   -- List of subsidiaries of the Company.
    23.1   -- Consent of Deloitte & Touche, LLP
    23.2   -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
  **24.1   -- Power of Attorney (included on the signature page to this
              Registration Statement)
  **27.1   -- Financial Data Schedule.

--------
 * To be filed by amendment.

** Previously filed.

  (b) Financial Statement Schedules

  All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 8th day of July, 1998.

                                          ENTERPRISE PRODUCTS PARTNERS L.P.

                                          By: Enterprise Products GP, LLC, its
                                           general partner

                                                /s/ O. S. Andras
                                          By __________________________________
                                          Name: O. S. Andras
                                          Title: President and Chief Executive
                                                 Officer of Enterprise
                                                 Products GP, LLC

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below on July 8, 1998.

              SIGNATURE                      TITLE

                                     (of Enterprise Products GP, LLC)

              *                      Chairman of the
-----------------------------------   Board and Director
           Dan L. Duncan



   /s/     O. S. Andras              President, Chief
-----------------------------------   Executive Officer and
           O. S. Andras               Director


              *                      Group Executive Vice
-----------------------------------   President and
          Randa L. Duncan             Director


   /s/    Gary L. Miller             Executive Vice
-----------------------------------   President, Chief
          Gary L. Miller              Financial Officer,
                                      Treasurer and
                                      Director (Principal
                                      Financial and
                                      Accounting Officer)

              *
-----------------------------------  Director
      Dr. Ralph S. Cunningham


              *
-----------------------------------  Director
       Lee W. Marshall, Sr.




*By:  /s/   Gary L. Miller
    -------------------------------
 Gary L. Miller, Attorney-in-Fact

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